Form 20-F
period 2024-12-31
Pinnacle Food Group Ltd
filed 2025-07-15
CIK 2032755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from __________ to __________

Commission file number 001-42586

Pinnacle Food Group Limited

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

(Address of principal executive offices)

Jiulong You, Chief Executive Officer

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

Tel: 604 727 7204

Email: kowloon@pinnaclefoodinc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Shares, $0.00005 par value per share	PFAI	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2024, 2,205,000 Class A Common Shares and 7,695,000 Class B Common Shares, par value of US$0.00005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3.D. — Risk Factors” section of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Not applicable .

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Investing in our securities involves a high degree of risk. In addition to the other information contained in this Report, including the matters addressed under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects”, and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors presented in this Report. The risks associated with our company are discussed below, and many of these risks may have various ramifications. Therefore, the information below should be viewed as a starting point for understanding the significant risks relating to our company, and not as a limitation on the potential impact of the matters discussed. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to our business, reputation, brand, financial condition, results of operations and future prospects.

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully. The occurrence of one or more of the events or circumstances described in this section, alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Risks Related to Our Business and Industry

●	Technological failures, outsourcing, and rapid technical advancements pose risks to our company;

●	Increased competition could reduce our company’s profitability;

●	Market adoption challenges may slow the progress of innovative farming methods;

●	Failure to adequately manage our planned growth strategy may harm our business or increase our risk of failure;

●	Our future performance depends on retaining key management as well as skilled and qualified professional and support staff generally, and any failure to attract, motivate and retain such professionals and our support staff could hinder our ability to maintain and grow our business;

●	We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth;

●	Our planned expansion outside of Canada will subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition;

●	Increases in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services could harm our business;

●	Our brand and reputation may be diminished due to real or perceived quality, food safety, or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition; and

●	Talent shortages may hinder our service delivery and growth.

Risks Related to Our Intellectual Property

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position;

●	We may face risks in protecting our intellectual property due to our proxy arrangements; and

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Risks Related to Doing Business in Canada and Being Incorporated in the Cayman Islands.

●	It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman Islands;

●	Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets;

●	Future changes to Canadian and other tax laws, including future regulations and other interpretive guidance of such tax laws, could materially and adversely affect our anticipated financial positions and results;

●	If Pinnacle Food Group Limited were subject to Canadian federal income taxation, Pinnacle Food Group Limited’s after-tax returns and the value of our Class A Common Shares could be materially reduced;

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations; and

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Risks Related to Regulations and Litigation

●	As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not presently face or are more significant than in our domestic operations;

●	Regulatory uncertainties associated with smart farming and the smart farming products could pose compliance risks to our company;

●	Regulatory and compliance complexities demand constant vigilance and adaptation;

●	We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects;

●	Our operations are subject to substantial federal, provincial/territorial and municipal governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations;

●	Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, and its ability to operate as intended or at all, its results of operations, and financial condition; and

●	Any inability to obtain requisite approvals, licenses or permits applicable to our business, or to obtain necessary certifications, registrations or accreditations or to comply with regulations may have a material and adverse effect on our business, including the ability to operate our business, financial condition, results of operations and prospects.

Risks Related to Our Class A Common Shares

●	We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Common Shares may be materially and adversely affected;

●	We are an “emerging growth company” within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements;

●	Substantial future sales of our Class A Common Shares or the anticipation of future sales of our Class A Common Shares in the public market could cause the price of our Class A Common Shares to decline;

●	We do not intend to pay dividends for the foreseeable future;

●	The trading price of our Class A Common Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors;

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial;

●	As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them;

●	If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Common Shares may have adverse U.S. federal income tax consequences; and

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder to effect service of process or to enforce judgements obtained in the U.S. courts.

Risks Related to Our Business and Industry

We depend on a limited number of distributors for substantially all of our revenues.

We are dependent on distributors to sell our equipment and provide services to individual household users. If our distributors fail to successfully market and sell our equipment and services to household end users, or fail to obtain sufficient capital or effectively manage their business operations, it could adversely affect our business, financial condition, results of operations, and cash flows. The loss of, or a substantial decrease in the volume of, revenues by any of our distributors would have a material negative effect on our financial condition and results of operations. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our distributors could harm our business, financial condition and results of operations. We expect that a significant portion of our revenues will continue to be derived from a small number of distributors. Changes in the operations of our distributors or in their operating environments may reduce our revenues. The loss of such revenues could have an adverse effect on our business, financial condition and results of operations.

Supply chain disruptions could adversely impact our operations.

We rely on a limited number of third-party suppliers to manufacture the components of our growing systems and to supply the materials provided with our subscription packages. Actions taken by third-party suppliers in operating their business, as well as any disruptions to their business operations (or their supplier’s business operations), could disrupt our supply chain or operations and materially negatively impact our ability to supply customers, substantially decrease sales, lead to higher costs, and damage our reputation with our customers. Longer-term disruptions could potentially result in the permanent loss of our customers, which would reduce our recurring revenues and long-term profitability.

Our smart farming solution services depend on a complex global supply chain encompassing equipment manufacturing, raw material import/export, and solution implementation. Any disruption could lead to shortages, quality issues, or price fluctuations, adversely affecting service delivery and profitability. Prolonged disruptions could force our company to seek alternative suppliers or solutions, potentially at a higher cost or lower quality, which could negatively impact our competitive position and financial performance. Should key components become unavailable for extended periods, product delays or increased production costs could result, hampering our ability to meet customer demands and achieve revenue targets.

Some of our hydroponic growing systems and planting consumables (such as grow sponges, plastic planting baskets) are currently manufactured by OEM manufacturers in China. If the international transportation of these materials is affected by natural disasters, port strikes and other factors, it may lead to shortages of some equipment, parts and planting consumables. Trade restrictions, tariff increases or direct trade interruptions that may be triggered by changes in China-Canada relations or the international political situation may also affect our import costs, such as the imposition of additional tariffs that may lead to increased costs. In addition, the production capacity of Chinese OEM suppliers may also be affected by labor shortages or raw material price fluctuations, thereby affecting the timeliness and cost of material supply to us.

Our international supply chain may also present risks due to different national quality standards and regulations. If Chinese OEM manufacturers fail to strictly comply with Canadian or international standards, it might result in product quality issues. In addition, geographical distance and language and cultural differences may also lead to poor communication between our employees and Chinese OEM manufacturer employees, thereby affecting the quality supervision of equipment.

Changes in the Canadian dollar and United Stated dollar exchange rates will also directly affect our procurement costs. For example, if the Canadian dollar weakens, OEM manufacturers’ material costs will rise, cutting into profit margins.

The lack of long-term supply agreements with our OEM manufacturers could disrupt our supply chain and increase costs

We rely on OEM manufacturers, including Banjia (Shenzhen) Technology Ltd (“Banjia”) and Seonwo Technology (Hong Kong) Group Limited (“Seonwo”), to supply key components for our products. However, we have not entered into any long-term supply agreements with these manufacturers, which exposes us to several risks that could adversely impact our business and operations. Without long-term commitments, our OEM manufacturers are not obligated to prioritize our orders over those of other customers. As a result, they may allocate production capacity to other clients, potentially leading to supply shortages that could disrupt our procurement plans and delay product deliveries. Any disruptions in supply could hinder our ability to meet customer demand, negatively affecting our sales and financial performance.

Additionally, the absence of long-term agreements means we are unable to lock in procurement costs, making us vulnerable to price fluctuations. Our OEM manufacturers may adjust pricing based on market conditions, increasing our costs and impacting our ability to control expenses. If our current OEM manufacturers are unable or unwilling to fulfill our orders, we would need to secure alternative suppliers. However, transitioning to new manufacturers may involve technical compatibility challenges, regulatory approval delays, and additional costs, all of which could disrupt deliveries and reduce our competitiveness. Furthermore, external factors such as trade restrictions, tariff changes, and supply chain disruptions could further complicate our procurement process. If we are unable to secure a stable supply of key components at reasonable costs, our business, financial condition, and results of operations could be materially and adversely affected.

Technological failures, outsourcing, and rapid technical advancements pose risks to our company.

Our smart farming solution services rely on an advanced technological infrastructure, including using big data structures and machine learning training models developed for us by third parties. Outsourcing the development of these critical components introduces several risks to our business and, consequently, to investors, and system failures could disrupt farming activities. Working with third-party teams poses the risk of communication issues. As these external teams are not embedded within our company, there may be misunderstandings or insufficient clarity regarding the specific development goals and agricultural data requirements. This can lead to delays, suboptimal product development, or final systems that do not meet our expectations or those of our customers. Outsourcing the development of our big data structures and machine learning training models may also create dependency risks. If our external partners encounter issues — such as technical problems, financial instability, or operational failures — we may be unable to quickly address these disruptions. Our ability to respond effectively to system failures or make necessary adjustments could be compromised, leading to operational downtime and reduced service quality.

Additionally, any failure of these systems may slow down our research and development and service efficiency. If the data collection and processing system fails and the key crop growth data in the experiment is lost or recorded incorrectly, it will directly lead to the failure of the experiment, resulting in loss of research and development time and funds. The fast pace of technological innovation requires continuous investment to maintain competitiveness. Failure to keep up with technological advancements could result in a decline in service quality and market position for our company. The continuous improvement of our FaaS series service efficiency relies on the improvement of the accuracy of smart agricultural big data analysis. If data analysis tools and algorithms cannot continue to advance, outdated technologies will lead to slow data processing speeds, extended data analysis and response times, all of which may lead to various agricultural decision-making errors and miss key operational opportunities. For example, inaccurate forecast data on crop yield, optimal nutrient solution replenishment time, optimal temperature control, etc. will affect the service quality of the smart farming FaaS solution provided by us to our customers, thus affecting the yield and quality of the final crops. Additionally, ongoing investment in technology can strain financial resources, and missteps in technology adoption could lead to operational inefficiencies or loss of market share. As technology evolves, we also face the risk of obsolescence, which could render our services outdated if not continuously upgraded or replaced. New technologies and new equipment are not a one-time investment and require continuous operation and maintenance, such as software upgrades, hardware maintenance, etc. These expenses will also account for a certain proportion of the company’s operating costs. The introduction of new technology also requires additional training for employees to ensure they are proficient in operating and maintaining the new system. These training costs and technical support fees are also a considerable expense. Our investment in technology research and development and technology upgrades may take a long time to see results. The company will not see obvious economic returns in this regard in the short term, but the costs of R&D and technology upgrades will be immediate. Even if a new technology is successfully developed and put into the market, there is a risk that customer acceptance and market demand are uncertain. If the market responds poorly, it may be difficult to recover the invested capital.

Increased competition could reduce our company’s profitability.

The entry of more companies into the smart farming solution market could intensify competition, potentially leading to price wars and a decline in service quality, thereby impacting our company’s profitability and market share. This increased competition might require our company to engage in more aggressive marketing and sales initiatives, which could further strain our resources and reduce our profit margins. To remain competitive, we may need to lower prices or increase customer incentives, which can adversely affect our profit margins and overall financial health. Faced with increased competition, we may be forced to respond to competitive price pressures, which could harm the business’s reputation and long-term profitability. In the case where we have not achieved a clear market advantage, intensified competition may cause the company’s market share to be taken away, leading to the loss of customers. We may have difficulty maintaining our advantages in price, quality and service, resulting in a decrease in the competitiveness of services. In addition, we may need to increase our investment in marketing, research and development, after-sales services, etc., which will increase our costs. However, in the face of fierce price competition, it will be difficult to make up for the increase in costs by raising prices, putting increased pressure on our operations. Intensified competition may also lead to confusion in our market positioning, making it difficult for us to clearly position our target markets and target customer groups, resulting in unclear marketing strategies, affecting market expansion effects, and marketing activities may not accurately reach target customer groups, reducing the marketing efficiency.

Market adoption challenges may slow the progress of innovative farming methods.

Innovative farming methods may encounter skepticism from traditional farmers and consumers, potentially slowing market adoption. The perceived risks and unfamiliarity with new technologies, along with a reluctance to change established farming practices, can significantly hinder acceptance. Traditional farmers may be skeptical of new technologies and innovative farming methods, and they often prefer to use methods they are familiar with and traditional. This skepticism may come from uncertainty about the effectiveness of the new technology or fear that the new technology will replace one’s job. Skepticism may lead to reluctance among traditional farmers to try new agricultural production methods or even strong resistance, resulting in public pressure on smart agricultural enterprises and slowing down the market’s acceptance of smart agricultural technologies. Additionally, consumer acceptance may be influenced by concerns regarding the quality, taste, and appearance of products grown with these methods, which could delay widespread adoption. Some consumers may believe that smart farming solution products are not as nutritious as those from traditional farming and believe that modern technology may weaken the natural nutritional value of food. Smart farming may rely more on technology to control the growing environment, and some consumers will worry that these products will lose the flavor of natural growth. Efforts to educate the market and demonstrate the benefits and safety of new methods may require significant time and resources. If market acceptance is slower than anticipated, it could negatively impact the financial performance and long-term viability of these initiatives.

Scalability and economic viability are critical for the success of innovative agricultural solutions.

Scaling innovative agricultural solutions is fraught with challenges, particularly in maintaining efficiency and effectiveness as operations grow. Companies must develop strategies to scale their operations without compromising quality or incurring prohibitive costs. The economic viability of these ventures remains uncertain, as balancing the high costs of advanced technology and operations against competitive pricing and market demand is crucial for sustainability. Overcoming these challenges often requires iterative testing and development, which can be costly and time-consuming. Furthermore, a failure to scale operations efficiently could lead to operational bottlenecks and reduced market competitiveness.

We may need additional capital but may not be able to obtain such on favorable terms or at all.

We may require additional capital due to operating losses or future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our financial resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance and the liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Furthermore, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We have an evolving business model, which increases the complexity of our business and makes it difficult to evaluate our future business prospects.

Our business model is new and is continuing to evolve. We currently sell hydroponic growing systems and technical support services to individual households, community groups and urban farms. We are committed to becoming a leader in the field of smart farming solution services, focused on vertical and hydroponic farming. From time to time, we may continue to modify aspects of our business model relating to our products and services. For example, while we were previously engaged in sales of Ginseng products, we switched our focus to smart farming solution services in 2023. We do not know whether these or any other modifications will be successful. The evolution of and modifications to our business model will continue to increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business model are likely to have similar effects. Further, any new products or services we offer that are not favorably received by the market could damage our reputation or our brand. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully execute our growth strategy.

Our growth strategy includes the expansion of our product line, expansion of geographic coverage of sales of our products and increase of our brand recognition. We may not be able to implement our growth strategy successfully. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful. If we fail to implement our growth strategy as planned, we will remain a small business selling equipment and services to individual users.

We may not be able to manage the growth of our business and operations or implement our business strategies on schedule or within our budget, or at all.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Any expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. There can be no assurance that we will be able to effectively manage our growth or implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As part of our business strategies, we expect to further expand our business to new jurisdictions, which may expose us to additional risks, including, among other things:

●	difficulties with managing operations into new geographical regions, including complying with the various regulatory and legal requirements of different jurisdictions;

●	different approval or licensing requirements;

●	recruiting sufficient personnel in these new markets;

●	challenges in providing services and products as well as support in these new markets;

●	challenges in attracting business partners and users and remaining competitive;

●	potential adverse tax consequences;

●	foreign exchange losses;

●	limited protection for intellectual property rights;

●	inability to effectively enforce contractual or legal rights; and

●	local political, regulatory and economic instability or civil unrest.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business to these new jurisdictions will be affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve, or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, and network disruptions in general could damage our reputation and adversely affect our business, financial condition, results of operations and prospects.

We rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access, network disruptions and other similar events. Disruptions to, or instability of, our technology or external technology that allows our customers to use our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. While we had not been subject to these types of attacks that had materially and adversely affected our business operations since the inception of our business operations, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, despite any precautions we may take, the occurrence of a flood or fire, or other unanticipated incidents at our information infrastructure facilities in Canada, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our platform and operations as well as loss of our users’ and other participants’ data. Any of these events could damage our reputation, materially disrupt our ecosystem and subject us to liability and claims, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not have sufficient insurance coverage to cover our business risks and face the risk of becoming subject to product recalls, regulatory enforcement, product liability claims, marketing claims and other types of claims which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.

We may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in Canada, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster may also expose us to substantial costs and diversion of resources. Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management from our operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or if the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, professional liability insurance premiums may increase significantly in the future, particularly as we expand our services.

If we fail to maintain adequate internal controls, we may not be able to effectively manage our business and may experience errors or information lapses affecting our business.

Our success depends on our ability to effectively utilize our standardized management system, information systems, resources and internal controls. As we continue to expand, we will need to modify and improve our financial and managerial controls, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve or maintain our internal controls, systems and procedures, they may become ineffective and adversely affect our ability to manage our business and cause errors or information lapses that affect our business. Our efforts in improving our internal control system may not result in the elimination of all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls, our ability to effectively manage our business may be affected, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our future performance depends on retaining key management as well as skilled and qualified professional and support staff, and any failure to attract, motivate and retain such professionals and staff could hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, including skilled and qualified technology professionals and support staff. We rely on the services of these professionals and support staff to provide the comprehensive range of services we offer, and we face intense competition from other smart farming services providers to recruit skilled and qualified professionals and support staff. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could disrupt our business and growth, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Additionally, the size and scope of our business and our expansion plans may require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in the smart farming solution industry is intense, and the availability of suitable and qualified candidates in Canada is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join or continue working for us.

COVID-19 or any other infectious and communicable diseases, as well as the occurrence of any acts of God, war, terrorist attacks and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face risks from the outbreak of communicable or virulent diseases and pandemics or epidemics such as severe acute respiratory syndrome, H5N1 avian flu, Middle East respiratory syndrome, Ebola and more recently, the outbreak of COVID-19 in countries which we operate, which may materially and adversely affect our operations. Such disruptions to our business and operations may have a negative impact on our business, financial condition, results of operations and prospects.

Acts of God, such as natural disasters which are beyond our control, may materially and adversely affect the economy, infrastructure and livelihood of the local population. Similarly, man-made catastrophes, such as terrorist attacks and wars may disrupt the economies of the countries we operate in. A catastrophic event or multiple catastrophic events may cause unexpected large losses and may have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that our efforts to protect ourselves against catastrophic losses would be adequate. In addition, other events that are outside the control of our Group, such as fire, deliberate acts of sabotage, vendor failure or negligence, blackouts, terrorist attacks or criminal acts, could damage, cause operational interruptions to, or otherwise adversely affect our operating facilities and activities, as well as potentially cause injury or death to our employees, patients and/or customers. We cannot give any assurance that the occurrence of any catastrophic events, wars, terrorist attacks or other hostilities in any part of the world, potential, threatened or otherwise, will not, directly or indirectly, have a material and adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

We are exposed to fluctuations in the Canadian dollar, as our executive office and base of operations are currently located in Canada. An appreciation of the U.S. dollar and Chinese Renminbi may result in an increase in the costs of our operations. It is difficult to predict how market forces or government/international policy may impact fluctuations of the U.S. dollar, the Chinese Renminbi and the Canadian dollar in the future, and there can be no assurance that the U.S. dollar and Chinese Renminbi will not appreciate significantly in value in the future. The value of the Canadian dollar relative to the U.S. dollar in particular has varied significantly in the past and investors are cautioned that past and current exchange rates are not indicative of future exchange rates. To the extent that our operations continue to expand internationally, we may observe additional risk in other foreign currencies.

In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected. At present, we do not have a formal policy for hedging against our foreign exchange exposure and have not used any hedging instruments due to the high associated costs. However, we will continue to monitor our foreign exchange exposure and we may employ hedging instruments to manage our foreign exchange exposure should the need arise.

The growth of our business depends on our ability to successfully introduce new products such as the PFAI Model R and improve existing products.

Our growth depends, in part, on our ability to successfully predict and respond to evolving customer demands and preferences. The development and introduction of innovative new products involve considerable costs. Any new product may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the requirements of potential customers, or if our new product introductions fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

In order to execute our business plans, we expect that we will need to increase the number of our employees and the scope of our operations. Our future financial performance and our ability to deliver equipment and services that meet customers’ expectations and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In addition, the expansion of our systems and infrastructure may require us to commit financial, operational and managerial resources before our revenues increase and without assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and our prospects may be adversely affected, and the market price of our securities could decline.

Our planned expansion outside of Canada will subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our strategy is to sell our equipment and services to customers globally. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our equipment and services in different countries, requirements or preferences for equipment and services offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products and services in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety;

●	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we may operate in the future;

●	difficulties in recruiting, managing and retaining local distributors;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

●	difficulties in recruiting, hiring and retaining employees in certain countries;

●	the preference for localized language support;

●	weaker protection in some jurisdictions for intellectual property and other legal rights than in Canada and practical difficulties in enforcing intellectual property and other rights outside of Canada, if any;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes; and

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations.

Any of the above risks if realized could adversely affect our planned international operations in the future, which could adversely affect our business, results of operations, financial condition, and growth prospects. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our distributors are not able to successfully manage these risks.

If demand for our products and services does not develop as expected, our projected revenues and profits may not materialize.

Our future profits, if any, will be influenced by many factors, including economics, technological advancements, and world events and changing customer preferences. We believe that our target markets will continue to grow, that we will be successful in marketing our equipment and services in these markets. If our expectations as to the size of these markets and our ability to sell our equipment and services in such markets are not correct, our revenue may not materialize, and our business will be adversely affected.

Increases in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services could harm our business.

We currently purchase the components of our growing systems from our third-party suppliers, Seonwo and Banjia and actively monitor them for quality control. We obtain the off-the-shelf consumables such as seeds, grow sponges and nutrient solutions which are included in our subscription packages from various third-party suppliers located in China, Canada and New Zealand. While the unavailability of our current suppliers could cause short-term disruptions to our business, we believe that we can procure the components of our growing systems and consumables from alternative suppliers if necessary.

We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We use various materials in our business, including hardware and software, from suppliers. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and could adversely affect our business and operating results. These risks include:

●	an increase in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services;

●	disruption in the supply of materials due to quality issues or recalls by manufacturers;

●	tariffs on the materials we source; and

●	increases in global shipping costs due to shipping container shortages and delays at both shipping and receiving ports.

Substantial increases in the prices for our materials or prices charged to us would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our services and solutions and therefore materially and adversely affect our brand, image, business, prospects and operating results.

Our brand and reputation may be diminished due to real or perceived quality, food safety, or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition.

Real or perceived quality, food safety, or environmental concerns or failures to comply with applicable regulations and requirements, whether or not ultimately based on fact could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results. Brand value is also based on perceptions of subjective qualities, such as appearance and taste, and any incident that erodes the loyalty of our consumers, including changes to product appearance, taste or packaging, could significantly reduce the value of our brand and significantly damage our business.

Talent shortages may hinder our service delivery and growth.

Our company requires skilled employees knowledgeable in farming and new technologies to deliver high-quality services. A shortage of such talent could limit our ability to expand and effectively serve our clients. Smart farming research and development requires cross-domain expertise, including agricultural science, data analysis, Internet of Things, artificial intelligence, etc. We need talents who master the above-mentioned knowledge, so that it can provide customers with high-quality smart agricultural solutions. Additionally, the competition for high-skilled workers in smart farming technology is intense, and our inability to attract and retain the right talent could impede our strategic initiatives and growth prospects. The inability to fill critical positions quickly can lead to project delays or reduced service quality, potentially resulting in client dissatisfaction and damage to our reputation. As competition in the field of smart agricultural technology becomes increasingly fierce, and large companies and technology giants become more attractive to highly skilled talents, small and medium-sized enterprises such as our company may have difficulty attracting and retaining top talent in the future. As we expand our business, we may face difficulties in continuing to recruit highly skilled employees, resulting in a shortage of skilled employees and making it difficult for the company to expand into new markets and meet growing customer demands. We will also need to invest a lot of time and resources to independently train new employees. Our company is currently small and has not yet developed complete talent training and management programs, which may lead to skilled employee shortages.

Risks Related to Our Intellectual Property

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, although we are not aware of any imitation websites or mobile applications that attempt to cause confusion or traffic diversion from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the Canadian smart farming solution industry.

In addition, there can be no assurance that our patent applications would be approved, that any issued patents would adequately protect our intellectual property, or that such patents would not be challenged by third parties or found by a judicial or regulatory authority to be invalid or unenforceable.

Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Canada. Policing any unauthorized use of our intellectual property is difficult and costly and the steps that we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There can be no assurance that we would prevail in such litigation, and even if we manage to prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face risks in protecting our intellectual property due to our proxy arrangements.

Pursuant to a Design, Mold and Patent Commission Agreement between our company and Banjia (the “Banjia Agreement”), Banjia obtained a Chinese design patent for the PFAI Model S system and will act as our proxy to maintain the patent for 10 years. Banjia holds the Chinese design patent on our behalf because we, as a non-Chinese company, may not own a Chinese patent under Chinese law. Under the Banjia Agreement, we agreed to pay Banjia US$212,000 to cover all the labor and costs, including the patent maintenance fee for 10 years, and Banjia agreed to assign the patent to us upon the expiration of the term, or upon our giving 15 business days prior notice during the term. Despite these measures, there is no guarantee that the issued patent will adequately protect our intellectual property, or that such patent would not be challenged by third parties or found by a judicial or regulatory authority to be invalid or unenforceable. If Banjia fails to properly manage the patent, such as by not paying maintenance fees or adhering to legal requirements, the patent could expire or become invalid, leaving us without protection. Additionally, if Banjia experiences financial difficulties, such as bankruptcy or insolvency, there is a risk that the patent could be compromised or invalidated due to Banjia’s inability to manage and maintain the patent.

Moreover, the cross-jurisdictional nature of this arrangement introduces further complexities. As the patent is held in China, Banjia must adhere to Chinese legal standards, and the disparity between intellectual property laws and dispute resolution mechanisms across different jurisdictions may further complicate issues related to patent ownership and enforcement. If Banjia breaches the Banjia Agreement, we may face significant challenges in protecting our rights. For instance, if Banjia violates the terms of the Banjia Agreement or engages in disputes with us — such as transferring or licensing the patents to other parties without our consent, or providing patented products or technical materials to third parties — such disputes may not be resolved in our favor. Under the terms of the Bajia Agreement, disputes are to be resolved through arbitration in British Columbia, Canada. However, the outcome of such arbitration proceedings are inherently uncertain. Even if the arbitration decision is in our favor, we would need to seek enforcement of the arbitration award against Banjia in Chinese courts as Banjia is a Chinese company without assets outside of China. There is no assurance that Chinese courts would recognize or enforce the arbitration award, leaving us potentially unable to protect our rights effectively. Similarly, if we request Banjia to transfer the patent rights to us and they refuse to cooperate, the dispute would need to be resolved through arbitration in British Columbia, Canada. The results of this arbitration are uncertain, and even if favorable, the arbitration award may not be recognized or enforced by Chinese courts. In such event, we may not be able to obtain the patent rights as stipulated in the Banjia Agreement.

Furthermore, attempting to resolve such disputes directly in Chinese courts also presents challenges. Since the Banjia Agreement specifies arbitration in British Columbia, Canada, Chinese courts may decline to accept the case due to a lack of jurisdiction. Even if the case is accepted, the Chinese courts may not recognize the validity of the Banjia Agreement or the proxy patent holding arrangement, further complicating our ability to enforce our rights.

In the event of third-party infringement, we may also face difficulties in protecting our rights. If a third party infringes the patent held on our behalf by Banjia, any enforcement action, such as filing a lawsuit, must be undertaken by Banjia as the patent holder. If Banjia fails to cooperate in pursuing such action, we may be left without recourse to address the infringement effectively. Additionally, there is a risk that Banjia may allege that we are the infringing party if we independently, or through another party other than Banjia, produce or manufacture the patented products. They could demand that we cease such activities and seek compensation, further complicating our position.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology infrastructure or business, if any such holders exist, would not seek to enforce such patents against us in Canada, or any other jurisdictions as applicable.

Risks Related to Doing Business in Canada and Being Incorporated in the Cayman Islands

It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman Islands.

We are incorporated in the Cayman Islands and our main operating subsidiary and our corporate headquarters are located in Canada. Other than Dr. Yunhao Chen, who currently resides in the U.S., all of our directors and executive officers reside or are based in Canada and China, and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons.

There is substantial doubt whether an action could be brought in in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law, as the case may be.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The fact that the bulk of our current operations and our main operating subsidiary are located in Canada means that we may be considered a Canadian entity for the purposes of the Investment Canada Act (Canada) (the “ICA”). The ICA subjects an acquisition of control by a non-Canadian entity to Canadian federal government review if the value of the target company’s assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. The ICA also allows the Canadian federal government to review investments of any size for national security concerns. An ICA review could prevent or delay a change of control and accordingly may eliminate or limit opportunities for shareholders to benefit from such a transaction.

Future changes to Canadian and other tax laws, including future regulations and other interpretive guidance of such tax laws, could materially and adversely affect our anticipated financial positions and results.

Our effective tax rate, cash taxes and financial results could be adversely impacted by changes in applicable tax laws (including regulatory, administrative, and judicial interpretations and guidance relating to such laws) in the jurisdictions in which we operate.

If Pinnacle Food Group Limited were subject to Canadian federal income taxation, Pinnacle Food Group Limited’s after-tax returns and the value of our Class A Common Shares could be materially reduced.

We have put in place procedures intended to ensure that Pinnacle Food Group Limited’s central management and control do not reside in Canada. If Pinnacle Food Group Limited were considered to have its central management and control in Canada, it would be resident in Canada for Canadian federal income tax purposes and accordingly would be subject to income tax in Canada on its worldwide income. In addition, in such circumstances there may be additional Canadian income tax considerations for shareholders, and in particular, any dividends paid or credited by Pinnacle Food Group Limited on the Class A Common Shares to a person that is not resident in Canada for purposes of the Tax Act would be subject to Canadian non-resident withholding tax.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organisation for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. As a Cayman Islands company, our compliance obligations will include filing an annual notification, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that our company or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act the company may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.

As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and by the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S. and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the U.S. All of our directors and officers are nationals or residents of jurisdictions other than the U.S. and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

We have appointed Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the United States or of any state in the U.S. ates arising out of our overseas offerings. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the U.S.

Certain limitations on director and officer liability and indemnification in our memorandum and articles of association may discourage shareholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties, may reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit the Company and other shareholders, and may adversely impact shareholders’ investments to the extent that the Company pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them shall or may incur or sustain in the execution or discharge of their duties, powers, authorities or discretions, other than by reason of such person’s dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

While we believe that including the limitation and indemnification provisions in our memorandum and articles of association is necessary to attract and retain qualified persons such as directors, officers and key employees, those provisions may discourage shareholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Risks Related to Regulations and Litigation

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international services and products need to meet country-specific user preferences as well as country-specific legal requirements, including those related to licensing, privacy, data storage, location, protection and security. Our ability to conduct IT services internationally is subject to the applicable laws governing this industry in such location, and the interpretation of these laws is evolving and vary significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. Nonetheless, we cannot be certain that our interpretation of such laws and regulations is correct in how we structure our operations, our arrangements with physicians, services agreements and customer arrangements.

Our international operations increase our exposure to, and require us to devote significant management resources to implement controls and systems to comply with the privacy and data protection laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering laws of the U.S. (including the Foreign Corrupt Practices Act of 1977), Canada (including the Corruption of Foreign Public Officials Act) and the United Kingdom (including the Bribery Act) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems upon our expansion into new countries and geographies may require the investment of considerable management time and financial and other resources over a number of years before any significant revenues or profits are generated. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business and significant brand and reputational harm. We must regularly reassess the size, capability and location of our global infrastructure and make appropriate changes and must have effective change management processes and internal controls in place to address changes in our business and operations.

Our success depends, in part, on our ability to anticipate these risks and manage these difficulties, and the failure to do so could have a material adverse effect on our business, operating results, financial position, brand, reputation and/or long-term growth. Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries where we are required to, or choose to, operate with local business partners in the future, this may require us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

Regulatory uncertainties in smart farming could pose compliance risks to our company.

The emerging smart farming industry faces many regulatory uncertainties. Changes in laws, regulations, or government policies could lead to compliance risks, requiring significant operational adjustments and potentially increasing costs for our company. Canadian federal or provincial governments may introduce new regulations in different aspects such as data privacy and environmental protection at any time. These changes may make our existing operating methods and technologies incompatible with the new regulations. In addition, navigating these regulatory changes could divert management’s attention from core business activities and require significant expenditures to ensure compliance, which could adversely affect our business operations and financial condition. These regulations can vary significantly by region, increasing the complexity of compliance and requiring diverse strategies to address local regulatory environments. The company may need to devote a lot of energy and resources to compliance work, which will also seriously affect our investment in core businesses such as innovation and market expansion.

Regulatory and compliance complexities demand constant vigilance and adaptation.

The complex regulatory landscape surrounding new technologies, data privacy, environmental regulations, and food safety presents significant challenges. Compliance with these evolving standards can lead to additional costs and operational delays for companies venturing into innovative agricultural practices. Navigating this terrain requires constant vigilance and adaptation, which can divert resources from other business areas. Frequent changes in regulations can also create unpredictability, making it difficult for businesses to plan long-term strategies. Failure to comply with these regulations can result in hefty fines and damage to the company’s reputation.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects.

We may be involved in legal proceedings from time to time. In addition to the related costs, managing and defending in legal proceedings can divert our management’s attention from our business. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects. As of the date of this prospect, we were not a party to any material legal or administrative proceedings.

Our operations are subject to substantial federal, provincial/territorial and municipal governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the Competition Bureau, Health Canada, the Pest Management Regulatory Agency, the Canadian Food Inspection Agency, Environment and Climate Change Canada, and numerous other federal, provincial state and local authorities. Specifically, we are subject to the requirements of the Canada Consumer Product Safety Act, S.C. 2010, c. 21, and its associated regulations, the Consumer Packaging and Labelling Act, R.S.C., 1985, c. C-38, and its associated regulations, the Canada Environmental Protection Act, 1999, S.C. 1999, c. 33, as well as other federal, provincial/territorial and municipal legislation. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of products. If we cannot successfully ensure that the products are manufactured in a manner that conforms to our specifications and the strict regulatory requirements of the regulators or others, we may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products or could result in a recall of our product that have already been distributed. If an applicable regulatory authority determines that we have not complied with the applicable regulatory requirements, our business may be materially impacted.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business.

Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, and its ability to operate as intended or at all, its results of operations, and financial condition.

The manufacture and marketing of food products and consumer products is highly regulated. We and our suppliers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and/or independent contractors the protection of the environment.

In addition, depending on customer specification, we may be subject to certain voluntary, third-party standards, and review by voluntary organizations. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. The loss of third-party accreditation could result in lost sales and customers, and may adversely affect our business, results of operations, and financial condition. In connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the Competition Act, the Safe Food for Canadians Act and the consumer protection statutes of some states or provinces/territories.

The regulatory environment within which we operate could change significantly and adversely in the future. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls, or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations, and financial condition.

Any inability to obtain requisite approvals, licenses or permits applicable to our business, or to obtain necessary certifications, registrations or accreditations or to comply with regulations may have a material and adverse effect on our business, including the ability to operate our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various governmental and regulatory authorities in Canada, including but not limited to, the Competition Bureau, Health Canada, Innovation, Science and Economic Development (ISED) and numerous other federal, provincial/territorial, state and local authorities. Specifically, we are subject to the requirements of the Canada Consumer Product Safety Act, S.C. 2010, c. 21, and its associated regulations, the Consumer Packaging and Labelling Act, R.S.C., 1985, c. C-38, and its associated regulations, the Canada Environmental Protection Act, 1999, S.C. 1999, c. 33, the Radiocommunication Act, R.S.C., 1985, c. R-2, and its associated regulations, as well as other federal, provincial/territorial and municipal legislation, and in other jurisdictions where we conduct our business operations. Such government authorities, statutory boards, agencies and bodies promulgate and enforce laws and regulations that cover a variety of business activities that our operations relate to, such as the safety and labelling of the hydroponic and shelving equipment and associated electrical equipment, the compliance and certification of electrical devices, the registration and labelling of radio emitting equipment that is manufactured, imported, distributed, sold or used in Canada, the labelling of consumer products, and packaging requirements among other things. In some provinces, there may be stewardship obligations associated with waste. There may also be obligations in relation to packaging and single-use plastics. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities. Although we believe that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in Canada and elsewhere, due to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain the necessary approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Risks Related to Our Class A Common Shares

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial.

Our authorized share capital is divided into Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares will be entitled to one (1) vote per share, while holders of Class B Common Shares will be entitled to five (5) votes per share. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof, while Class A Common Shares are not convertible into Class B Common Shares under any circumstances. Holders of our Class A Common Shares and Class B Common Shares vote together as one class on all resolutions submitted to a vote of shareholders at any general meeting of the Company.

As a result of the dual-class share structure and the concentration of ownership, holders of Class B Common Shares will have control over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Common Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Common Shares may view as beneficial.

We qualify as a “controlled company” within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. If we rely on the exemption, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Our status as a controlled company could cause our Class A Common Shares to be less attractive to certain investors or otherwise harm our trading price.

We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Common Shares may be materially and adversely affected.

During the audit of our financial statements for the year ended December 31, 2024, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting. The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

After our initial public offering in April 2025, we have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including hiring a full-time finance staff member. We also intend to hire additional qualified personnel to strengthen our operations, and we are in the process of establishing relevant policies and procedures to further enhance our internal control framework. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Common Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act but are classified as an accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Common Shares if the market price of our Class A Common Shares increases.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors.

We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our company and any director or manager of the company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offense and may be liable to a fine of CAD 15,000 and to imprisonment for five years in the Cayman Islands.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Common Shares, the price of our Class A Common Shares and trading volume could decline.

Any trading market for our Class A Common Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Common Shares and the trading volume to decline.

The trading price of our Class A Common Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

As a relatively small-capitalized company with relatively small public float, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Common Shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, results of operations and prospects.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements.

We intend to comply with most of the corporate governance requirements of the Nasdaq Listing Rules, except that we have elected to be exempt from the Nasdaq Marketplace Rule 5635(d) and notified Nasdaq of our decision to exercise such exemption. Nasdaq Marketplace Rule 5635(d) sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the Class A Common Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. We may, in the future, consider following other home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Common Shares have been approved for listing on the Nasdaq Capital Market under the symbol “PFAI.” However, we cannot assure you we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Common Shares;

●	A lack of liquidity with respect to our Class A Common Shares;

●	a determination that our Class A Common Shares are “penny stock”, which will require brokers trading in our Class A Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Common Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Board may decline to register transfers of Class A Common Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Common Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Common Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Common Share without assigning any reason therefor refuse to register the transfer of a share.

If our directors refuse to register a transfer the secretary of the company shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-tenth of such of the paid-up share capital of the company as at the date of the deposit carries the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of at least five days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, two or more shareholders present in person or by proxy or, if a corporation, by its authorized representative throughout the meeting shall form a quorum for the transaction of business, provided that if our company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Common Shares may have adverse U.S. federal income tax consequences.

As a non-U.S. corporation we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year in which we produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the current and projected composition of our income and assets, and the expected value of our assets, including goodwill, , we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. taxpayer holds Class A Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. taxpayer for all succeeding years during which the U.S. taxpayer holds such Class A Common Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Class A Common Shares if we are to become classified as a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On November 3, 2015, our predecessor, Pinnacle Coffee Inc., was established in Vancouver, Canada. On March 15, 2016, Pinnacle Coffee Inc. changed its name to Pinnacle Food Inc. (“Pinnacle Canada”) to reflect a shift in focus towards the processing and export of Ginseng products to Asian countries. Starting in 2022, Pinnacle Canada began focusing on smart agricultural services. Starting in 2023, Pinnacle Canada began offering hydroponic growing systems with integrated advanced technologies and related technical and consultation support. Before the Reorganization described below, Ms. Li Xia Du (“Ms. Du”) was the sole shareholder of Pinnacle Canada, owning all of its issued and outstanding common shares.

On November 2023, Pinnacle Food Group Limited (“Pinnacle Cayman”) was incorporated in the Cayman Islands under the Companies Act as an exempted company with limited liability. Pinnacle Cayman’s equity capital was redesignated into two categories in February 2024 — Class A Common Shares and Class B Common Shares.

On February 2, 2024, PFAI Investment Limited (“PFAI”) was incorporated in the Province of British Columbia, Canada, with Pinnacle Cayman as its sole shareholder, owning 100 Class A Common Shares.

On February 20, 2024, as part of an initial corporate reorganization, Ms. Du transferred all the issued and outstanding common shares in Pinnacle Canada to PFAI. As consideration for that transfer, PFAI issued 2,999,000 Class B Preferred Shares in PFAI and a promissory note in the amount of US$1,000 to Ms. Du. On July 29, 2024, pursuant to a further corporate reorganization, Ms. Du transferred all 2,999,000 issued and outstanding Class B Preferred Shares in PFAI to PFAI in exchange for 2,999,000 Class E Preferred Shares of PFAI. The Class E Preferred Shares of PFAI are non-voting and redeemable by PFAI. Holders of such Class E Preferred Shares do not have a right to dividends and on a liquidation, dissolution or winding up of PFAI have a priority entitlement to the redemption amount. Pursuant to its redemption right, PFAI may upon 21 days’ prior written notice redeem all of the Class E Preferred shares held by Ms. Du at the redemption price of CAD$2,999,000. The Class E Preferred Shares are not convertible into Class A or Class B Common Shares.

As a result of the foregoing reorganizations and transfers:

●	Pinnacle Cayman held all of the Class A Common shares of PFAI, being all of the voting shares of PFAI;

●	Ms. Du held 2,999,000 Class E Preferred shares of PFAI; and

●	Pinnacle Canada became a subsidiary of PFAI.

Based on the criteria outlined in the British Columbia Business Corporations Act (the “BCBCA”), PFAI is classified as a “subsidiary” of Pinnacle Cayman. According to section 2(2) of the BCBCA, a corporation is considered a subsidiary if it is controlled by another corporation. Section 2(3) specifies that control is established if the shares owned by the parent corporation carry enough votes to elect or appoint a majority of the subsidiary’s directors. PFAI is considered a subsidiary of Pinnacle Cayman as Pinnacle Cayman is the sole voting shareholder, effectively making it the majority shareholder of PFAI.

In March 2024, Pinnacle Cayman raised US$1 million in a private placement of Class A Common Shares to seven non-U.S. investors.

In May 2024, we issued an aggregate of 400,000 Class A Common Shares to two non-U.S. investors for an aggregate consideration of US$800,000.

In April 2025, we completed our initial public offering and listed our Class A Common Shares on the Nasdaq Capital Market under the symbol “PFAI.” We raised gross proceeds of approximately US$7.2 million from this offering, before deducting underwriting discounts and other related expenses.

Our principal executive offices are located at 600 837 West Hastings Street, Vancouver BC V6C 2X1 Canada. Our telephone number at this address is +1 604 727 7204. Our registered office in the Cayman Islands is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website Our corporate website is www.pinnaclefoodinc.com. The information contained on our website is not a part of this annual report.

B. Business Overview

We are a Canada-based provider of smart farming solutions focused on vertical and hydroponic farming. Our goal is to promote sustainable food security by developing and building customized smart farming systems for global customers based on the systematic integration of technology, hardware and software, coupled with a full range of integrated supply and technical services (Farming as a Service, or FaaS).

We currently sell hydroponic growing systems and technical support services to individual households community groups and urban farms. Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks and consumables such as seeds, grow sponges and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications that assist users to manage growing conditions, environmental design consulting, equipment installation, and agricultural technical support to the users of our equipment. Our core technology is based on real-time remote data monitoring, utilizing off-the-shelf sensors we have purchased from third parties. Based on the data received from the installed sensors and analyzed at a data center using big data structures and machine learning training models developed for us by third parties, we provide data intelligence to users of our hydroponic growing systems through our mobile application. The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of the vegetables. This data is transmitted to our data center, where it is processed using big data structures and machine learning models. While the data structures and machine learning models were initially developed by third parties, we continuously fine-tune them based on the environmental data obtained from our hydroponic growing systems. As the data grows over time, we periodically update and retrain the models to incorporate new patterns observed in the feedback loop. The recommendations we provide through our mobile application are both data-driven and highly customized to each user’s specific growing environment. Our customers can access real-time insights and personalized summary data through our mobile application, enabling them to make informed decisions and optimize their planting.

Our Products

Our main products and services include PFAI Model Series hydroponic growing systems and subscription packages for FaaS services. Some of our growing systems are equipped with off-the-shelf sensors that capture vegetable growth environment data. These sensors help us monitor the growth of vegetables and collect environmental-related data, such as light, temperature, electricity usage, nutrient solution concentration, carbon dioxide content, humidity, etc. We use big data structures and machine learning training models developed by third parties to help customers adjust light, temperature, humidity, carbon dioxide content and nutrient supply to ensure that vegetables receive optimal environmental conditions and nutrients at different growth stages.

On March 15, 2023, we entered into a Technical Development and Hardware Integration Service Cooperation Agreement with Ganghua Weijia Investment Limited (“Ganghua”), located in Hong Kong, and Shanghai E-shine Tel Limited (“E-shine”), located in Shanghai. These two third-party vendors were engaged to develop big data structures and machine learning models for us in three phases over a three-year period. Following the completion and final acceptance of the first phase of the project, US$1,140,000 had been paid as of December 31, 2024, with the remaining balance fully settled in January 2025. Ganghua and E-shine were responsible for settling their respective accounts. We retain the intellectual property rights for the database and machine learning algorithm architecture developed by Ganghua and E-shine.

Our current services are limited to helping users see changes in data and receive prompts remotely. We intend to implement automated controls that can automatically deliver nutrients, start water circulation, or turn on a thermostat in future devices and provide necessary support services.

PFAI Model Series Hydroponic Growing Systems

PFAI Model S and PFAI Model M for Households

The PFAI Model S hydroponic growing system and its operating parameters were designed by us and developed by Banjia. Pursuant to the Banjia Agreement, Banjia co-designed and makes the molds for PFAI Model S hydroponic growing systems based on our requirements. We own the molds made by Banjia and have engaged Banjia as our OEM manufacturer to produce the equipment using the molds. We regularly place purchase orders with Banjia and they ship the various components to us based on our requirements. We did not enter into a long-term agreement with Banjia for the production of our products. Home users who purchase our PFAI Model S can easily start soilless planting at home by simply following the simple instructions we provide. The user sets the agricultural product or flower planting mode on the equipment panel and the equipment will accordingly adjust the color and brightness of the LED light, as well as the lighting time. A circulating water pump will operate according to the set cycle to ensure that the concentration of the nutrient solution remains balanced. The PFAI Model S is a compact product featuring a single growing basket. We started to sell the PFAI Model S in late 2023 and it is currently being sold in Canada and New Zealand.

Pursuant to the Banjia Agreement, Banjia obtained a Chinese design patent for the PFAI Model S system and acted as our proxy to maintain the patent issued for the PFAI Model S system for 10 years. Banjia holds the Chinese design patent on our behalf because we, as a non-Chinese company, may not own a Chinese patent under Chinese law. Under the Banjia Agreement, we agreed to pay US$212,000 to Banjia to cover all the labor and costs, including the patent maintenance fee for 10 years, and Banjia agreed to assign the patent to us upon the expiration of the term, or upon our giving prior notice of 15 business days during the term. We have also filed design patent applications for the PFAI Model S in Canada. Our PFAI Model S is currently being sold in Canada and New Zealand for CAD180 (approximately US$131 each).

The PFAI Model M is an intelligent hydroponic growing system that automatically adjusts the planting environment required by plants, such as water, light, etc., to ensure their healthy growth. We have engaged Seonwo and Banjia to produce this growing system. We regularly place purchase orders with these OEM manufacturers, and they ship the various components to us based on our requirements. We did not enter into any long-term agreements with Seonwo or Banjia for the production of our products. Private label versions of the PFAI Model M are available for purchase from our OEM manufacturers. The PFAI Model M has many planting shelves which when installed look like a three-dimensional garden. Customers can grow a variety of vegetables on different shelves. Customers can also divide the growth of vegetables into several stages and cultivate vegetables in different shelves in stages, which allows users to grow fresh vegetables all year round. In addition, we are currently offering FaaS Plus service packages for free for six months to customers who purchase the Model M through our distributors. We deliver PFAI Model M systems and the materials required for the first six-month period of FaaS Plus service as a package to our distributors, who then provide the FaaS Plus service to our end customers. Combined with our FaaS Plus service, customers can use our application on their mobile phones to view environmental data collected by sensors installed on the hydroponic growing systems, such as water temperature, pH value, nutrient solution concentration, etc., and can also view historical records and abnormal conditions. We started to sell the PFAI Model M in late 2023 and it is currently being sold in Canada and New Zealand for CAD1,980 (approximately US$1,451).

PFAI Model A for Community Groups

The PFAI Model A is a modular, scalable hydroponic growing system specifically designed by us to meet the needs of community groups. We provide customized consulting and design plans to our community group customers and we assemble the PFAI Model A hydroponic growing systems with components from various readily available sources including the Amazon website. Our community group customers generally prefer to grow a variety of vegetables on a small scale and strengthen social connections through planting. The PFAI Model A is simple, scalable and every module fits together like building blocks. Customers can add more modules as needed to expand the system. The modular and scalable design allows customers to configure the PFAI Model A based on their needs, space, power and water resources. Sensors monitor the growing environment at all times to ensure that vegetables grow under optimal conditions. We use big data structures and machine learning training models developed for us by third parties to provide customers with data models to help them better manage vegetable planting. Using our mobile application, users can monitor the conditions of the planting environment at any time and adjust the pH of nutrients and liquids based on the prompts provided by the data model. We started to sell the PFAI Model A in mid-2023 in Canada. The price of our PFAI Model A equipment varies depending on the specific configuration based on the customer’s requirements.

PFAI Model R for larger urban vegetable supply institutions

We completed the installation of a “beta version” of the PFAI Model R in November 2024 and provided our PFAI Model R hydroponic growing system to an urban farm located in Richmond, BC in April 2025. The design concept of the PFAI Model R, which is subject to completion and further refinement by us, is to incorporate artificial intelligence, machine learning and agricultural technology to place the vegetables being grown in a fully controlled growth environment, and automatically control lighting, water, humidity and nutrients through artificial intelligence, generating the best growing environment. We provide customized consulting and design plans to our urban farm customers and we assemble the PFAI Model R hydroponic growing systems. The components we use for assembly are obtained from various readily available sources including Seonwo and the Amazon website. Our target urban farm customers are focused on large-scale, commercially-oriented agricultural production, typically aiming for higher yields and sales objectives.

FaaS Service Subscription Packages

Our service subscription packages offer our customers both a range of comprehensive consumable supplies and the technical and consultation services needed by them to succeed in growing their crops. We are currently offering FaaS Plus subscription packages for free to customers who purchase the Model M in Canada and New Zealand for a period of six months. We started selling FaaS Plus subscription packages through our distributors in June 2025. We started selling the FaaS Pro and FaaS Enterprise subscription packages to Model A and Model R customers in Canada in mid-2023 and late-2024, respectively. We anticipate launching the FaaS Lite subscription package after we determine that market conditions are suitable. Customers who do not purchase or who are not given our service subscription packages will not benefit from our user application and limited analytics.

FaaS Lite and FaaS Plus Service Subscriptions

The FaaS Lite and FaaS Plus service subscription packages are suitable for users of our PFAI Model S and PFAI Model M systems, respectively. The packages include agricultural seeds, grow sponges and nutrient solutions suitable for a customer’s planting needs. We provide the consumables such as seeds, grow sponges and nutrient solutions to our distributors and offer professional training to the distributors’ service personnel, who provide the services to the end users. Our service subscription subscribers regularly receive seeds, grow sponges and nutrient solutions selected by us. In addition to providing these products to customers, distributors will also provide customers with on-site cleaning of plant roots and necessary disinfection. The service subscription package for home hydroponic growing systems solves issues faced by users when they buy hydroponic growing systems online and try planting on their own. For example, home planting requires appropriate nutrient solutions to ensure that plants receive sufficient nutritional support for plant growth. Suitable plant seeds are needed; however, not all seeds are suitable for indoor planting. We help resolve these issues through our subscription packages. As part of the FaaS Plus service subscriptions, we collect environmental data for customers’ hydroponic growing systems through the sensors installed in our PFAI Model M systems and directly provide such environmental data through our online remote data monitoring system to the customers, which may prompt users to adjust the planting environment and conditions on their own in a timely manner. We then analyze such data and notify our distributors of any abnormal data so that the distributors may guide users to adjust the planting environment and conditions.

The smart data service of the FaaS Plus subscription packages became commercially available in June 2025. We are currently offering complimentary free trials of the FaaS Plus subscription packages, not including the smart data service, to customers who purchase the PFAI Model M systems. We will start to sell FaaS Lite subscription packages to customer through our distributors after we assess that market conditions are suitable.

FaaS Pro and FaaS Enterprise Service Subscriptions

The FaaS Pro and FaaS Enterprise service subscription packages are suitable for community hydroponic growing systems and are designed for the PFAI Model A and PFAI Model R systems, respectively. We currently provide the FaaS Pro subscription packages directly to customers and provided the FaaS Enterprise subscription package directly to our first Model R customer in November 2024. The two packages include agricultural seeds, grow sponges and nutrient solutions suitable for a customer’s planting needs. Unlike customers who use hydroponic growing systems at home, customers who use community group hydroponic growing systems need to diversify the types of vegetables they grow and create an efficient agricultural system for continuous production of crops year-round. They also need to have control of environmental factors such as nutrient solutions during the growth of crops, effectively prevent the invasion of pests and pathogenic microorganisms and achieve pollution-free large-scale production without the use of pesticides, etc., all of which require on-site services from professionals. We intend to assign dedicated on-site service personnel to assist customers in creating planting plans and ensure that they successfully complete the planting process.

In order to provide customers with the ability to monitor agricultural production conditions at any time, we designed the PFAI SMART FARMING mobile application. Through this application, our customers are able to monitor the output of the sensors in real time and receive analyzed data and notices of abnormal conditions. Customers can check the status of the planting environment at any time through the application and adjust the environment in time to promote the healthy growth of crops. This application has been designed with privacy principles in mind. No customer identifiable information is collected by us in the operation of this mobile app.

The table below indicates each party’s role in designing, developing, manufacturing and selling our products and services.

Products/Services	Design and Development	Manufacture/Assembly	Sales
Model S	Designed and developed by Pinnacle and Banjia	Manufactured by Banjia	Sold through our distributors
Model M	Off-the-shelf product purchased from Banjia and Seonwo	Manufactured by Seonwo and Banjia	Sold through our distributors
Model A	Pinnacle provides customized consulting and design plans	Assembled by Pinnacle	Sold by Pinnacle
Model R	Pinnacle provides customized consulting and design plans	Assembled by Pinnacle	Sold by Pinnacle
FaaS Lite	Designed and developed by Pinnacle	N/A	To be sold by our distributors
FaaS Plus	Designed and developed by Pinnacle	N/A	To be sold by our distributors
FaaS Pro	Designed and developed by Pinnacle	N/A	Sold by Pinnacle
FaaS Enterprise	Designed and developed by Pinnacle	N/A	Sold by Pinnacle

Our Technical Advantages

Big data plays a key role in smart farming. By collecting a large amount of planting data, including environmental parameters such as light, temperature, humidity, nutrient solution concentration, and carbon dioxide concentration, we analyze and apply these data in real time through machine learning algorithms, to learn whether and how to adjust environmental parameters, and create conditions most suitable for plant growth. Such precise control not only help our customers improve output and quality, but also effectively reduce resource costs.

We collect a large amount of data during the growth of each plant, continuously optimize the data model, and provide customers with personalized agricultural services. For example, customers have different vegetable planting purposes, which will lead to many different needs. Some customers want to grow a single type of lettuce, while others want to grow coriander. Some customers seek to grow fruits and vegetables such as cucumbers and tomatoes, while others seek to grow mixed vegetables. Some customers need a clear maturity cycle of vegetables to meet the needs of market procurement, while others require continuous vegetable production that can be picked at any time. Our data helps us provide optimal solutions for large-scale planting customers to help them manage agricultural production more efficiently and achieve greater profits.

Our smart farming systems are designed with scalability in mind. The modular design makes it easier to expand the size of the hydroponic growing systems. Customers can adjust the scale and configuration of hydroponic growing systems according to their own needs and resource conditions to cope with market changes and changing production needs.

Our smart farming systems also provide users with better risk management tools. Through real-time monitoring and data analysis, we can promptly detect abnormalities in the growth process of vegetables and help customers take corresponding measures to deal with them, minimizing crop losses and ensuring the stability and sustainability of agricultural production.

Sales and Marketing

We sell home hydroponic growing systems (PFAI Model S and PFAI Model M) through distributors in Canada and New Zealand and aim to gradually establish a global distribution system. Our distributors are responsible for the promotion and sales of home hydroponic growing systems and service subscription packages.

Our Model A community hydroponic growing system is marketed by us through direct sales by online promotion and offline services. We promote equipment services (i.e. equipment selection, procurement and installation) and technical support together to customers. We don’t incur material marketing costs because customers typically inquire about the company’s products and services online, through which we communicate with the customer and execute sales.

Our marketing plan for the Model R urban hydroponic growing system is to promote this product online and participate in direct sales efforts at global farm products exhibitions.

We plan to increase our marketing promotion efforts, increase online and offline customer interaction, enhance brand influence and continue to direct traffic to distributors. We also plan to increase sales in our existing markets and add distributors in more countries.

Intellectual Property

We have registered our domain name, www.pinnaclefoodinc.com. We have also launched a mobile app, PFAI Smart Farming.

Additionally, pursuant to the Banjia Agreement, Banjia co-designs and makes molds based on our requirements. Banjia obtained a Chinese design patent for the PFAI Model S system, which was approved on October 7, 2023, and acted as our proxy to maintain the patent issued for the PFAI Model S system for 10 years. Banjia holds the Chinese design patent on our behalf because we, as a non-Chinese company, may not own a Chinese patent under Chinese law. Under the Banjia Agreement, we agreed to pay US$212,000 to Banjia to cover all the labor and costs, including the patent maintenance fee for 10 years, and Banjia agreed to assign the patent to us upon the expiration of the term, or upon our giving prior notice of 15 business days during the term.

On May 25, 2023, we filed an application for the trademark registration of PFAI in Canada. On April 19, 2024, we also filed a design patent applications for the PFAI Model S in Canada and it was successfully registered on February 26, 2025. The trademark application is pending.

We strive to safeguard our intellectual property rights by using a combination of trademark and other laws relating to the protection of intellectual property in Canada and other countries. Additionally, we employ confidentiality covenants and establish procedures with our employees, partners, and others to protect these rights.

Insurance

We believe that we maintain adequate liability and fire insurance for our facilities.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

C. Organizational structure

The following diagram depicts our current organizational structure.

D. Property, Plants and Equipment

Our headquarters are located in Vancouver, Canada. We lease an aggregate of approximately 738 square feet of office space under a lease extending until December 31, 2029 at a monthly rent of CAD4,133 (approximately US$3,016). The lease agreement can be renewed upon mutual agreement 60 days before the expiration of the term of the lease. We also lease a commercial unit for laboratory and warehouse purposes of approximately 3,249 square feet for the term expiring on September 30, 2025 at a monthly rent of CAD8,614 (approximately US$6,391). The lease is automatically renewed for additional three months periods unless terminated by either party. We believe that our current facilities are suitable and adequate to operate our business at this time.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

A. Operating Results

Overview

We are a Canada-based provider of smart farming solutions focused on vertical and hydroponic farming. Our goal is to promote sustainable food security by developing and building customized smart farming systems for global customers based on the systematic integration of technology, hardware and software, coupled with a full range of integrated supply and technical services (Farming as a Service, or FaaS).

We currently sell hydroponic growing systems and technical support services to individual households and community groups. Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks and consumables such as seeds, grow sponges and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications that assist users to manage growing conditions, environmental design consulting, equipment installation, and agricultural technical support to the users of our equipment. Our core technology is based on real-time remote data monitoring, utilizing off-the-shelf sensors we have purchased from third parties. Based on the data received from the installed sensors and analyzed at a data center using big data structures and machine learning training models developed for us by third parties, we provide data intelligence to users of our hydroponic growing systems through our mobile application The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of each vegetable. Our customers can access real-time insights and personalized summary data through our mobile application, enabling them to make informed decisions and optimize their planting.

Prior to entering the smart farming solution business in 2023, we were engaged in the sale of ginseng and provided consulting services with respect to the cultivation of ginseng. We ceased to sell ginseng and provide consulting service with respect to its cultivation in 2023 to concentrate on our smart farming solution business.

For the year ended December 31, 2024, we generated revenue of US$3.3 million from our smart farming business. In fiscal 2024, no revenue was generated from our ginseng business as we exited this business in fiscal 2023.

For the year ended December 31, 2023, we generated revenue of US$1.8 million from our new smart farming business that we started in 2023. In fiscal 2023, we also generated revenue of US$0.3 million from our ginseng business.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations.

Our ability to increase the number of our distributors and suppliers

During the year ended December 31, 2024, our top three customers accounted for approximately 95% of our total revenue, consisting of distributor revenue of 83% and 12% from the construction of smart farming systems. During the year ended December 31, 2024, our principal supplier accounted for 90% of our total purchases of materials and outsourced production costs.

During the year ended December 31, 2023, our three distributors accounted for approximately 81% of our total revenue. During the year ended December 31, 2023, our principal supplier accounted for 84% of our purchases. During the year ended December 31, 2022, one supplier accounted for 66% of our total purchases of materials, which consisted of ginseng roots.

While we strive to maintain our relationships with our three current distributors and our major suppliers, there is no guarantee that we will continue to maintain our business relationships with our current distributors and suppliers at the same level, or at all. In the event that a distributor or our major suppliers terminates its relationship with us, we cannot assure you that we will be able to secure a replacement in a timely manner, or at all. Losing one or more of our distributors or our principal suppliers could adversely affect our revenue and profitability.

Supply chain disruptions could adversely impact our operations

Our smart farming solution services depend on a complex global supply chain encompassing equipment manufacturing, raw material import/export, and solution implementation. Any disruption could lead to shortages, quality issues, or price fluctuations, adversely affecting service delivery and profitability. Prolonged disruptions could force our company to seek alternative suppliers or solutions, potentially at a higher cost or lower quality, which could negatively impact our competitive position and financial performance. Should key components become unavailable for extended periods, product delays or increased production costs could result, hampering our ability to meet customer demands and achieve revenue targets.

Results of Operations

Explanation of Key Income Statement Items

Revenues

Since 2023, we have generated revenues mainly from the sale of smart farming packages sold to distributors. Our revenues from smart farming systems to date have been primarily sales to our distributors in Canada and New Zealand, who accounted for US$2.7 million (83%) and US$1.7 million (81%) of our revenues in the year ended December 31, 2024 and 2023, respectively. There was no revenues generated from the sales of smart farming systems during the year ended December 31, 2022 as our smart farming business was only launched in 2023.

Costs of revenues

Costs of revenues consist of smart farming system outsourcing production costs, amortization and depreciation, purchases of other supplies and salary and benefits for employees involved in construction and providing FaaS services related to the smart farming systems.

Operating expenses

Our operating expenses primarily consist of general and administrative expenses, selling expenses and research and development expenses. General and administrative expenses, generally are fixed and consist primarily of employee salaries, provisions for current office rents, and professional fees.

Results of Operations

Revenue

The following table outlines the composition of our revenue streams in the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	US$	US$
Smart farming systems	3,289,862	1,837,951
Ginseng sales	—	40,596
Ginseng product consulting services	—	222,272
Total	3,289,862	2,100,819

Our revenues increased by US$1.2 million, or 57%, to US$3.3 million for the year ended December 31, 2024 compared to approximately US$2.1 million for the year ended December 31, 2023. The increase was due to the launch of our new smart farming business in the second half of the fiscal 2023. During the year ended December 31, 2024, we sold over 3,000 smart farming systems, none of which sales were made to related parties. During the year ended December 31, 2024, sales to distributors accounted for approximately 83% of our revenue, the construction of smart farming systems accounted for approximately 15% of our revenue, and the remaining small percentage was attributable to the sale of FaaS services. During the year ended December 31, 2024, 63% of our smart farming systems revenues were generated in Canada and 37% were generated in New Zealand.

During 2024, we only sold subscriptions for extended FaaS Pro services to our PFAI Model A product users. Our FaaS Plus services are offered to PFAI Model M end users for free for the initial first six months as some functions are still under development and they are only offered to the end users for trial use. Subscriptions for extended FaaS services to PFAI Model M users are not yet being sold.

We had no revenue from ginseng sales or consulting services in the year ended December 31, 2024, as we exited this business in 2023 to concentrate on our new smart farming business.

The following table outlines the composition of our revenue streams in the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	US$	US$
Smart farming systems	1,837,951	—
Ginseng sales	40,596	158,866
Ginseng product consulting services	222,272	18,460
Total	2,100,819	177,326

Our revenues increased by US$1.9 million, or 1,085%, to US$2.1 million for the year ended December 31, 2023 compared to approximately US$0.2 million thousand for the year ended December 31, 2022. The increase was due to the launch of our new smart farming business in 2023 which generated US$1.8 million in revenue. During the year ended December 31, 2023, we sold over 2,600 smart farming systems. In the year ended December 31, 2023, 64% of our smart farming systems revenues were generated in New Zealand and 36% were generated in Canada.

All of the Model A FaaS service users who subscribed and contributed to the revenue recognized for the year ended December 31, 2023 have subsequently purchased the extended services.

Revenue from ginseng sales decreased by approximately US$0.1 million, or 74%, as we exited this business to concentrate on our new smart farming business. We also recorded US$0.2 million of ginseng consulting revenues, which are not expected to be recurring.

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Amortization	141,880	17,524
Depreciation	196,575	110,835
Freight expense	4,308	941
Other supplies (Ginseng)	—	20,694
Payroll expenses	23,338	33,245
Construction cost (Subcontract cost and construction materials)	104,311	—
Outsourced smart farming systems purchase costs	1,263,932	635,107
Total	1,734,344	818,346

Costs of revenue increased by US$0.9 million, or 112%, during the year ended December 31, 2024, compared with the same period in 2023. The increase was in line with the significant growth in revenue, driven by the launch of our smart farming business in the second half of 2023.

For the year ended December 31, 2023, US$0.78 million out of the total costs of revenues was related to our smart farming business. The remaining cost of revenue in fiscal 2023 was related to our ginseng business.

Our overall gross profit margin decreased from 61% for the year ended December 31, 2023 to 47% for the same period in 2024, primarily due to the following factors: i) higher amortization and depreciation costs due to new intangible assets and fixed assets acquired close to the end of 2023, which are subject to full year amortization in 2024; and smart farming construction services have a lower gross margin (approximately 21%) vs sales of smart farming systems to distributors; iii) commissions were applied to all sales orders from the three distributors in 2024, whereas, commissions were only applied to the first order from each distributor in 2023.

The following table sets forth a breakdown of our costs of revenues for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Amortization	17,524	—
Depreciation	110,835	—
Freight expense	941	—
Impairment loss of inventories	—	53,467
Other supplies (Ginseng)	20,694	—
Payroll expenses	33,245	38,428
Purchases	—	68,405
Outsourced smart farming systems production costs	635,107	—
Total	818,346	160,300

Costs of revenue increased by US$0.7 million, or 411%, for the year ended December 31, 2023 compared with the same period in 2022. The increase was in line with the significant increase of our revenue due to the start of our smarting farming business.

Our overall gross profit margin increased from 9.6% for the year ended December 31, 2022 to 61.0% for the year ended December 31, 2023, primarily due to the recognition of a US$0.1 million impairment loss on inventories in 2022. The gross profit of our smart farming business was US$1.1 million, or 57% for the year ended December 31, 2023. Distributor revenue accounted for more than 92.4% of our total revenue with the remaining small percentage was attributable to our sales to individuals. Since individual customers only accounted for a small percentage of our total revenue in fiscal 2023, the 57% gross margin largely represented our overall gross margin from sales to our distributors.

Operating expenses

Our operating expenses consist primarily of general and administrative expenses. Our general and administrative (“G&A”) expenses generally are fixed and consist primarily of employee salaries, provision for current expected credit losses, office rents and professional fees.

The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Selling expenses	65,116	2,243
General and administrative expenses	820,565	226,974
Research and development expenses	55,001	4,381
Total operating expenses	940,682	233,598

Our G&A expenses increased by US$0.6 million during the year ended December 31, 2024 compared with the same period in 2023. This increase was primarily due to an provision for current expected credit losses of US$0.1 million, accrued audit fees and legal fee of US$0.3 million incurred for the IPO work conducted in 2024, employee salaries of US$0.1 million.

The following table sets forth a breakdown of our operating expenses for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Selling expenses	2,243	692
General and administrative expenses	226,974	219,652
Research and development expenses	4,381	—
Total operating expenses	233,598	220,344

There was no material change in our G&A expenses in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Income tax expense

Our income tax expense decreased by US$0.02 million in 2024 compared to 2023 due to our decreased of pre-tax income in 2024.

Our income tax expense increased by US$0.2 million in 2023 compared 2022, when such expense was nil. The increase was due to the fact that we recorded a profit in 2023 compared to a loss in 2022.

Net income (loss)

Our net income in 2024 was US$0.3 million, compared to net income of approximately US$0.9 million in 2023 and a net loss of US$0.2 million in 2022.

B. Liquidity and Capital Resources

As of December 31, 2024, we had approximately US$0.7 million (December 31, 2023: US$0.1 million) in cash and had a working capital surplus of approximately US$1.0 million (December 31, 2023: working capital deficit of US$0.9 million).

Historically, we have financed our operations through cash generated from operations and capital contributed by our then sole shareholder. On March 1, 2024, we completed a private placement of 950,000 Class A common shares at a price of US$1.053 per share for aggregate gross proceeds of US$1 million. On May 21, 2024, we issued 400,000 Class A common shares at a price of US$2.00 per share in a private placement. The gross proceeds of US$0.8 million from the private placement was received in July 2024.

In April 2025, we completed our initial public offering and listed our Class A Common Shares on the Nasdaq Capital Market under the symbol “PFAI”. We raised gross proceeds of approximately US$7.2 million from this offering, before deducting underwriting discounts and other related expenses.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating commitments. Our working capital requirements mainly consist of costs of goods sold and general and administrative expenses. We expect that our capital requirements will be met by cash generated from our operating activities and financing activities, including from the proceeds of our March and May 2024 private placements and loans from our shareholders. We believe that our current cash and cash generated from operations will be sufficient to meet our current and anticipated working capital requirements for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in our business conditions or other developments.

Cash Flows for the Year Ended December 31, 2024 and 2023

The following table summarizes our cash flows for the periods presented:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Net cash (used in) provided by operating activities	204,347	62,351
Net cash used in investing activities	(1,098,552)	(3,024)
Net cash provided by financing activities	1,484,839	38,888
Net increase in cash	564,428	109,840
Cash at beginning of the year	121,368	11,528
Cash at end of the year	685,796	121,368

Operating Activities

Net cash provided in operating activities was US$0.2 million for the year ended December 31, 2024 compared to net cash provided by operating activities of US$0.06 million for the same period in 2023. The cash used in operating expenses was primarily due to the following:

(i)	We had net income of US$0.3 million for the year ended December 31, 2024. For the year ended December 31, 2023, we had net income of US$0.9 million, which led to a US$0.6 million increase in cash used in operating activities.

(ii)	Changes in accounts receivable were US$1.3 million cash outflow for the year ended December 31, 2024. For the year ended December 31, 2023, changes in accounts receivable were US$1.9 million cash outflow, which led to a US$0.6 million decrease in net cash outflow from operating activities. As at December 31, 2024, 99% of our accounts receivable were due from our distributors. We offer standard credit term of 180 days to our distributor customers. As of May 31, 2025, 55% of accounts receivable outstanding as of December 31, 2024, amounting to US$1.9 million, had been collected.

(iii)	Change in accounts payable provided US$0.7 million cash inflow for the year December 31, 2024. For the year ended December 31, 2023, change in accounts payable provided US$0.8 million cash inflow, which led to a US$0.1 million decrease in cash provided in operating activities.

(iv)	Change in tax payable provided US$0.3 million cash inflow for the year December 31, 2024. For the year ended December 31, 2023, change in tax payable provided US$0.1 million cash inflow, which led to a US$0.2 million increase in net cash inflow from operating activities.

(v)	Our loan receivable increased by US$0.2 million in the year ended December 31, 2024. There was no loan receivable as of December 31, 2023.

(vi)	Change in non-cash items provided US$0.4 million net cash inflow for the year ended December 31, 2024. For the year ended December 31, 2023, changes in non-cash items provided net cash inflow of US$0.3 million, which led to a US$0.1 million increase in net cash inflow from operating activities.

Investing Activities

For the year ended December 31, 2024, we had cash used from investing activities of US$1.1 million, which was primarily attributable to US$0.8 million cash outflow from purchase of property, plant and equipment, and US$0.3 million cash outflow from purchase of intangible assets.

For the year ended December 31, 2023, cash used by investing activities was US$3,024, which was related to purchase of property, plant and equipment.

Financing Activities

For the year ended December 31, 2024, we had cash provided from financing activities of US$1.5 million, which was primarily attributable to US$1.8 million net proceeds from share issuance and US$0.2 million of net advances from a related party, offset by costs incurred on deferred IPO costs totaling US$0.5 million.

For the year ended December 31, 2023, cash provided by financing activities was US$0.04 million, which was related to advance from our related parties.

Cash Flows for the Years Ended December 31, 2023 and 2022

The following table summarizes our cash flows for the periods presented:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Net cash provided by (used in) operating activities	62,351	(90,603)
Net cash used in investing activities	(3,024)	(17,252)
Net cash provided by financing activities	38,888	93,800
Net increase (decrease) in cash	109,840	6,102
Cash at beginning of the year	11,528	5,426
Cash at end of the year	121,368	11,528

Operating Activities

Net cash provided by operating activities was US$0.06 million for the year ended December 31, 2023, compared to net cash used in operating activities of US$0.09 million for the same period in 2022, representing a US$0.15 million increase in the cash provided by operating activities. The increase was primarily due to the following:

(i)	We had net income of US$0.92 million for year ended December 31, 2023. For the same period in 2022, we had a net loss of US$0.21 million, which led to a US$1.12 million increase in net cash provided by operating activities in 2023.

(ii)	Change in non-cash items, including depreciation and amortization expenses, was US$0.10 million for the year ended December 31, 2023. For the same period in 2022, change in depreciation, amortization expenses, impairment loss of property, plant and equipment and impairment loss of inventories was US$0.07 million, which led to a US$0.07 million increase in net cash provided by operating activities in 2023.

(iii)	Our accounts receivable increased by US$1.91 million in the year ended December 31, 2023. There was no accounts receivable as of December 31, 2022. 98% of accounts receivable were due from our distributor customers, no accounts receivable was due from individual customers. By the end July 2024, all accounts receivable outstanding as of December 31, 2023 has been collected.

(iv)	Our accounts payable and accrued liabilities totaled US$2.40 million at December 31, 2023 compared to US$1,395 at December 31, 2022. As of December 31, 2023, 99% of our accounts payable were related to the acquisition of non-current assets and purchases of smart farming systems from our suppliers, and only 1% of accounts payable were related to general expenses.

(v)	The increased in tax payable of US$0.12 million at December 31, 2023 compared to nil at December 31, 2022.

Investing Activities

Net cash used in investing activities was US$3,024 for the year ended December 31, 2023, and US$0.02 million for the year ended December 31, 2022. In both periods the cash was primarily used for the purchase of property, plant and equipment.

Financing Activities

For the year ended December 31, 2023, we had cash provided from financing activities of US$0.04 million, which was attributable to funds borrowed from related parties. For the year ended December 31, 2022, we had cash provided by financing activities of US$0.09 million, which was primarily attributable to funds borrowed from Li Xia Du to support the Company’s working capital needs. The loans were non-interest bearing, unsecured and due on demand.

Capital Expenditures

Capital expenditures include investments in property, plant and equipment and intangible assets. For the years ended December 31, 2024, 2023 and 2022, capital expenditures totaled US$1.1 million, US$3,024, and US$0.02 million, respectively.

Contractual Obligations

We have two operating leases for office space and for laboratory and warehouse space. The lease terms expire at various dates through September 2025 to December 2029, with options to renew for the same terms at our sole discretion. We have not included these options to extend or terminate in its calculation of right-of-use (“ROU”) assets or lease liabilities as it is not reasonably certain to exercise these options.

The maturities of lease liabilities as of December 31, 2024 and thereafter are as follows:

US$
2025	73,416
2026	34,466
2027 and beyond	103,399
Total minimum lease payment	211,281
Less: imputed interest	(49,373)
Total lease liabilities	161,908
Less: current potion	(55,673)
Non-current portion	106,235

Other than the above leases, we did not have significant commitments, long-term obligations, or guarantees as of December 31, 2024.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2024, 2023 and 2022 that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

Our company’s research and development strategy is data-driven. Using data collected from sensors installed in our hydroponic growing systems, we process and analyze this information at our data center using advanced big data structures and machine learning models developed by third-parties. These sensors capture environmental and growth data from the plants every ten minutes, which is then transmitted to our data center. The data is processed and refined to generate actionable insights, which are delivered to users through our mobile application. While the underlying data structures and models were originally developed by external parties, we continuously fine-tune them based on the growing environmental data from our systems. As this data set expands, we periodically update and retrain the models to capture new patterns. This approach ensures that the insights provided are data-driven, tailored to individual growing environments, and optimized over time through a feedback loop of continuous learning and refinement. However, we do not have a formal research and development department and have not incurred significant research and development expenses to date. We have invested in proprietary software developed for us by third parties.

Our software is proprietary, and we have implemented protective measures both of a legal and practical nature. We through Banjia have obtained and registered a design patent in China and rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights. See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as described elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenue and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements.

Some of these estimates and assumptions are inherently subjective and involve significant judgment, making them critical to our reported financial position and results of operations.

A critical accounting estimate is one that:

●	Involves complex or subjective judgments or estimates about matters that are inherently uncertain; and

●	Could materially affect our financial results if actual results differ from those estimates.

Management regularly evaluates these estimates based on historical experience, current conditions, and other factors. However, actual results could differ materially from those estimates.

The critical accounting estimate determined by the Company is as follows:

Allowance for expected credit losses of accounts receivable

The Company estimates its allowance for credit losses in accordance with ASC 326, “Financial Instruments – Credit Losses,” using a model based on expected credit losses (“CECL”) for financial assets measured at amortized cost, including accounts receivable, loan receivable, and other receivables.

The estimation of credit losses requires management to exercise significant judgment and involves inherent uncertainty. The Company primarily utilizes a loss rate method and provision matrix approach for trade receivables, applying the simplified model as permitted under CECL. This approach incorporates historical credit loss experience, adjusted for current conditions and reasonable and supportable forecasts of future economic conditions.

In cases where management determines that the loss rate model does not fully capture the expected credit losses, particularly for specific trade receivables with elevated credit risk, the Company also applies a Probability of Default × Loss Given Default (“PD × LGD”) approach to better reflect the exposure to credit losses. This method allows for a more granular assessment of risk by separately estimating the likelihood of default and the potential loss severity.

For other financial assets, including loan receivables and other receivables, the Company applies the CECL model under ASC 326, which requires the recognition of lifetime expected credit losses from the time of initial recognition. The allowance for credit losses is estimated based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions.

In applying the CECL methodology, management considers a number of assumptions and qualitative factors that require subjective judgment, including macroeconomic indicators, changes in credit risk trends, historical collection experience, and customer-specific information. When these data points indicate that the model outputs may not fully reflect expected losses, management applies additional qualitative adjustments.

During the year ended December 31, 2024, the Company recognized allowance for expected credit losses of US$90,281 (2023: nil), reflecting the incorporation of forward-looking information and the impact of a larger and aging receivables portfolio. The Company has historically not experienced significant bad debts, and no significant changes were made in 2024 to the CECL estimation methodology or the key assumptions used in the development of the allowance. However, as the Company continues to expand its customer base and product offerings, management will reassess and refine the estimation process as needed to ensure it reflects the evolving credit risk landscape.

This estimate is inherently uncertain, and actual results may differ materially from the estimate. Any such changes will be reflected in the financial statements in the period in which they occur.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table provides information regarding our directors and executive officers:

Name	Age	Position/Title
Li Xia Du	53	Director and Chairman of the Board
Jiulong You	35	Chief Executive Officer
Wencai Pan	49	Chief Financial Officer
Cuihang Yu	32	Chief Operating Officer
Xuesong Pang	52	Director and Chief Data Officer
Yinglu Qi	41	Independent Director
Lin Chen	56	Independent Director
Yunhao Chen	49	Independent Director Nominee

Li Xia Du has served as a director and Chairman of the Board since November 16, 2023. Ms. Du has served as a director of Pinnacle Canada since May 2018. She has also served as a director of PFAI since February 2024. Since November 2017, Ms. Du has served as the president of Aucoin Capital Corp, a private wealth management firm based in Vancouver, Canada. Mr. Du was retired from August 2010 to December 2015. From August 1995 to August 2010, Ms. Du worked as an accountant for the People’s Bank of China, Hebei branch. Ms. Du holds a bachelor’s degree in Agricultural Electrification with a major in Automation from Hebei Agricultural University. Ms. Du also attended the Senior Executive Leadership Program of Harvard Business School from 2018 to 2019. Ms. Du currently resides in Canada.

Jiulong You has served as our Chief Executive Officer since July 15, 2024 and as our Interim Chief Financial Officer from August 23, 2024 to February 20, 2025. Since April 2022, Mr. You has served as Chief Executive Officer of our subsidiary, Pinnacle Canada. Prior to joining us, he worked from March 2019 to March 2022 as a sales representative for Golden Leaf Health Inc. (“Golden Leaf”), a customized bottled water company based in Vancouver, Canada. From April 2017 to February 2019, he served as Assistant to CEO at Schiele Water Inc., a bottled water company based in Vancouver. From September 2016 to April 2017, Mr. You worked as a manager at Sweet’s Aromatic Coffee, a coffee shop based in Vancouver. From July 2015 to April 2017, Mr. You served as an audio video specialist at London Drugs, a Canadian retail pharmacy chain. Mr. You holds a bachelor’s degree in psychology from the University of British Columbia. Mr. You does not have an accounting degree. He currently resides in Canada.

Wencai Pan has served as our Chief Financial Officer since February 20, 2025. Since November 2024, Mr. Pan has served as an independent director of Jiangxi Geto New Material Co. Ltd. (SZSE: 300986). Since April 2020, he has also served as an independent director of Shanghai Aohua Photoelectricity Endoscope Co. Ltd. (SSE: 688212). From December 2023 to December 2024, he was an independent director of Ningbo Fangzheng Automobile Mould Co. Ltd. (SZSE: 300998). From September 2014 to June 2022, he served as an independent director of Tantech Holdings Ltd. (Nasdaq: TANH). Since July 2020, Mr. Pan has been a Partner of Shanghai Cushing Consult LLP. From July 2011 to July 2020, Mr. Pan served as CFO of Shandong Xiangrui Pharmacy Co. Ltd, which was listed in the US under SMSA Treemont Acquisition Corp. From February 2007 to September 2010, Mr. Pan had been employed at Aramex Express Logistics Services (Shanghai) Co. Ltd., a global logistics and transportation company, as controller for its China operations and was based out of Shanghai. During 2006, Mr. Pan had been employed as a consultant by the Centergate Securities Bankruptcy Committee, which was set up by the China Securities Regulatory Commission, where he assisted on bankruptcy audits on Centergate Securities Ltd. Co. From August 2004 to December 2005, Mr. Pan served as the finance manager for Shera International Limited and was based out of Shanghai. Mr. Pan was employed as an internal auditor by Valley National Bank, located in Wayne, New Jersey, U.S., from June 2003 to March 2004. Mr. Pan obtained a Master in Professional Accountancy from The University of Utah, in 2003. In 1998, Mr. Pan received a bachelor’s degree in Economics from The University of International Business & Economics, Beijing, China. Mr. Pan passed the Chinese CPA exams in 1997 and passed the Uniform CPA exams in the United States in 2002. He is a Chartered Financial Analyst (CFA) since 2006. Mr. Pan currently resides in China.

Cuihang Yu has served as our Chief Operating Officer since July 15, 2024. Since January 2021, Mr. Yu has served as Chief Operating Officer of our subsidiary, Pinnacle Canada. Prior to joining us, he worked as a sales representative for Golden Leaf from January 2020 to December 2020. From January 2016 to April 2019, he served as manager of Mr. Lube, a Canadian chain of automotive service centers, specializing in oil changes and other scheduled maintenance. Mr. Yu obtained a diploma of automotive service technician from Vancouver Community College. Mr. Yu currently resides in Canada.

Xuesong Pang has served as our Chief Data Officer since July 15, 2024 and has served as a director since March 1, 2025. Since January 2024, Mr. Pang has served as Chief Data Officer of our subsidiary, Pinnacle Canada. Mr. Pang was retired from May 2017 to December 2023. From October 2014 to April 2017, he served as General Manager of Guangzhou Lillington Co., Ltd., an internet service provider. From November 2003 to September 2014, he served as Deputy General Manager of the Langfang Branch of China Telecommunications Corporation, a Chinese state-owned telecommunication company. From September 1995 to October 2003, he served as a department head at China Petroleum Pipeline Bureau Electric Power Communications Company, a Chinese communications and electronic service company. Mr. Pang holds a bachelor’s degree in radio technology from Tianjin University of Technology (China). Mr. Pang currently resides in Canada.

Yinglu Qi has served as an independent director since February 19, 2024. Since March 2013, Mr. Qi has served as Chairman of the Board at Shenzhen Zhongguang Dinghui Investment Co., Ltd., a private equity investment company based in Shenzhen, China (“Shenzhen Zhongguang Dinghui”). From December 2010 to March 2013, he served as Project Manager at Hebei Yunshan Real Estate Development Co., Ltd., a real estate development and sales company based in China. Mr. Qi studied accounting in Shijiazhuang Television University. Mr. Qi currently resides in China.

Lin Chen has served as an independent director since February 19, 2024. Since January 2014, Mr. Chen has served as Deputy General Manager at Shenzhen Zhongguang Dinghui. Prior to that, he worked as Director at Beijing Zhuang Cultural Communication Center from February 2001 to December 2013. From August 1992 to January 2001, he served as Deputy Department Head of Department of Scientific Research and Management at Hebei Pharmaceutical Research Institute. Mr. Chen holds a bachelor’s degree in information management from Peking University. Mr. Chen currently resides in China.

Yunhao Chen has served as an independent director since April 23, 2025. Dr. Chen has served as Chief Financial Officer at Massimo Group since May 2023 and also became a director upon the consummation of its IPO in April 2024. From May 2017 to July 2023, Dr. Chen served as the Chief Financial Officer at Dogness International Corporation, where she led that company through its initial public offering process in 2017, and directed and managed the company’s financial reporting and accounting functions. Dr. Chen has extensive knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. As part of her experience, she has conducted analyses and research regarding a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. She has a Ph.D. in Accounting and an MBA in Finance and MIS from the University of Minnesota, and a Bachelor of Economics degree from University of International Business and Economics. From 2007 to 2014, she served as a faculty member at the University of Miami and Florida International University. Dr. Chen currently resides in the U.S.

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of US$0.17 million in cash to our executive officers and US$nil to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

C. Board Practices

Committees of the Board

We have established an audit committee, a compensation committee and a nominations committee under the Board. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Yinglu Qi, Lin Chen, and Yunhao Chen and is chaired by Yunhao Chen. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements. Our Board has also determined that Yunhao Chen qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our independent registered public accounting firm;

●	reporting regularly to the full Board;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our Board from time to time.

Compensation Committee.    Our compensation committee consists of Yinglu Qi, Lin Chen, and Yunhao Chen and is chaired by Yinglu Qi. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management

Nominations Committee.    Our nominations committee consists of Yinglu Qi, Lin Chen, and Yunhao Chen and is chaired by Lin Chen. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominations committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our Board. Our directors may be appointed or removed from office by an ordinary resolution of shareholders, and the Board may at any time remove from office any Director who has been convicted in any jurisdiction of an indictable offence. A director will be removed from office automatically if, among other things, (i) is removed from office pursuant to our articles of association; (ii) dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally; (iii) is or becomes of unsound mind or an order for his detention is made under the Mental Health Act of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands; or (iv) resigns his office by notice to the Company. The compensation of our directors is determined by the Board. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

Jiulong You Employment Agreement

On April 1, 2022, our subsidiary, Pinnacle Canada, entered into an employment agreement with Jiulong You, pursuant to which he agreed to serve as the Manager of Pinnacle Canada. The agreement provides for a monthly salary of CAD4,000, payable every two weeks. Mr. You is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Mr. You’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Mr. You, he must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that he assists with such training. Upon termination, he will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Mr. You has agreed to be bound by certain non-competition restrictions during the term of his employment. He has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of the Province of British Columbia.

Wencai Pan Employment Agreement

On February 20, 2025, we have entered into an employment agreement with Wencai Pan, pursuant to which he agreed to serve as the Chief Financial Officers of Pinnacle Food Group Limited. The agreement provides for a monthly salary of USD12,500. Mr. Pan is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Food Group Limited may terminate Mr. Pan’s employment for cause without advance notice. For termination without cause, Mr. Pan shall be entitled to any accrued wages and bonus, if applicable. For termination by Mr. Pan, he must provide the company with sixty (60) days’ written notice of termination. Pinnacle Food Group Limited agrees to provide Mr. Pan with sixty (60) days’ written notice of termination, or sixty (60) days’ salary compensation in lieu of such notice.

Mr. Pan has agreed to keep strict confidentiality and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of Cayman Islands.

Xuesong Pang Employment Agreement

On January 1, 2024, our subsidiary, Pinnacle Canada, entered into an employment agreement with Xuesong Pang, pursuant to which he agreed to serve as the Chief Data Officer of Pinnacle Canada. The agreement provides for a monthly salary of CAD5,200, payable every two weeks. Mr. Pang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Mr. Pang’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Mr. Pang, he must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that he assists with such training. Upon termination, he will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Mr. Pang has agreed to be bound by certain non-competition restrictions during the term of his employment. He has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of the Province of British Columbia.

Cuihang Yu Employment Agreement

On January 1, 2022, our subsidiary, Pinnacle Canada, entered into an employment agreement with Cuihang Yu, pursuant to which he agreed to serve as the Marketing Manager of Pinnacle Canada. The agreement provides for a monthly salary of CAD3,500, payable every two weeks. Mr. Yu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Mr. Yu’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Mr. Yu, he must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that he assists with such training. Upon termination, he will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Mr. Yu has agreed to be bound by certain non-competition restrictions during the term of his employment. He has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of the Province of British Columbia.

Li Xia Du Employment Agreement

On January 1, 2024, our subsidiary, Pinnacle Canada, entered into an employment agreement with Li Xia Du, pursuant to which she agreed to serve as the director of Pinnacle Canada. The agreement provides for a monthly salary of CAD7,000, payable every two weeks. Ms. Du is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Ms. Du’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Ms. Du, she must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that she assists with such training. Upon termination, she will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Ms. Du has agreed to be bound by certain non-competition restrictions during the term of his employment. She has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of her employment. The agreement is governed by the laws of the Province of British Columbia.

Employee Incentive Plan

We have no stock option or employee incentive plans.

D. Employees

As of December 31, 2024, we had approximately 7 employees in management, operation, product development and technology, and marketing functions.

As of December 31, 2023, we had approximately 3 employees in management, operation, product development and technology, and marketing functions.

As of December 31, 2022, we had approximately 7 employees in management, operation, product development and technology, and marketing functions.

We have entered into standard employment contracts and confidentiality agreements with all of our employees.

E. Share ownership

The following table sets forth information concerning the beneficial ownership of our common shares by:

●	each of our directors, director nominees, and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A or Class B Common Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on 4,005,000 Class A Common Shares and 7,695,000 Class B Common Shares issued and outstanding as of the date of this report.

Directors and Executive	Number of Common Shares			Approximate percentage of outstanding Common	Approximate percentage of Voting
Officers**:	Class A		Class B	Shares	power
Jiulong You(1)	380,000		—	3.25%	0.89%
Wencai Pan	—		—	—	—
Cuihang Yu	95,000	*	—	0.81%*	0.22%*
Xuesong Pang	—		—	—	—
Yinglu Qi	—		—	—	—
Lin Chen	—		—	—	—
Li Xia Du	—		1,695,000	14.49%	19.95%
Yunhao Chen	—		—	—	—
All directors, director nominees and executive officers as a group (8 persons)	475,000		1,695,000	18.55%	21.07%
Li Xia Du	—		1,695,000	14.49%	19.95%
Jin Yang Zhao(2)***	—		6,000,000	51.28%	70.62%
5% or greater beneficial owners as a group:	—		7,695,000	65.77%	90.57%

*	Less than 1% of our total outstanding shares.
**	The business address of our directors and executive officers is 600 837 West Hastings Street, Vancouver, BC V6C 2X1, Canada.
***	The address of Jin Yang Zhao is Room 1520, Sau Wai House, Sau Mau, Ping East, Kung Tong, Kowloon, Hong Kong, People’s Republic of China.
(1)	Mr. Jiulong You holds all of the equity interests in Kowloon Investment Holding Limited, a company established in the British Virgin Islands, which owns 380,000 of our Class A Common Shares.
(2)	Li Xia Du is the mother of Jin Yang Zhao
†	For each person included in this column, percentage of aggregate voting power represents voting power based on Class A and Class B Common Shares held by such person with respect to all outstanding shares of our Class A and Class B Common Shares as a single class. Each holder of our Class A Common Shares is entitled to one vote per share. Each holder of our Class B Common Shares is entitled to 5 votes per share. Our Class B Common Shares are convertible at any time by the holder into Class A Common Shares on a one-for-one basis, while Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

We record transactions with various related parties. Related party balances as of December 31, 2024, and 2023 and related party transactions for the years ended December 31, 2024, 2023 and 2022 are identified as follows:

Related Party transactions

(i)	During the year ended December 31, 2024, the Company’s related party, Ms. Du, advanced an aggregate of US$244,064 (2023: US$38,888, 2022: US$93,800) to support the Company’s working capital needs.

(ii)	During the year ended December 31, 2024, the Company repaid Mr. Zhao US$27,799, which was a loan advanced by Mr. Zhao prior to 2022 to support the Company’s working capital needs.

(iii)	Steel Magnolia Investment Ltd, the landlord of one of the Company’s operating leases, is owned by Ms. Du. During the year ended December 31, 2024, US$36,205 of lease expense (2023: US$30,587, 2022: US$45,976) was recorded in general and administrative expenses. The aggregate lease liability associated with that operating lease as of December 31, 2024 was US$125,048 (2023: US$153,956).

(iv)	During the year ended December 31, 2024, Kowloon Investment Holding Limited invested US$400,000 to purchase 380,000 shares of the Company.

Due to related party balance

The Company’s balances due to related parties as of December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Yongsheng Zhao	—	30,243
Li Xia Du	518,763	310,941
Total	518,763	341,184

The amounts due to related parties as of December 31, 2024 and 2023 are unsecured, interest-free, and are due on demand.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on Nasdaq Capital Market under the symbol “PFAI”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PFAI”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Amended and Restated Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

Registered Office and Objects

Our registered office in the Cayman Islands is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111, Cayman Islands.

According to our Memorandum and Articles of Association, the objects for which we are established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

Cayman Islands Taxation

At the present time, there is no Cayman Islands income tax, corporation tax, capital gains tax or other taxes payable by the company or its shareholders. The Company is an exempted company under Cayman Islands law and as such has received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the company or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of Shares. An annual registration fee will be payable by the company to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital.

Payments of dividends and capital in respect of our Class A Common Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Common Shares, nor will gains derived from the disposal of our Class A Common Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Common Shares or on an instrument of transfer in respect of our Class A Common Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires the Class A Common Shares as beneficial owner pursuant to our overseas offerings and who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company, and is not “affiliated” with the Company (each as defined in the Tax Act), (iii) acquires and holds Class A Common Shares as capital property, (iv) does not use or hold Class A Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (v) is not an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the current provisions of the Tax Treaty (each as in force as of the date of this annual report) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Class A Common Shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using a rate of exchange that is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all United States Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Residence of the Company for Tax Purposes

The Company was formed under Cayman Islands law. Subject to any applicable tax treaty, Canadian federal income tax law provides that a corporation incorporated outside of Canada is generally resident in the jurisdiction or jurisdictions in which the corporation’s “central management and control” is located. As Canada does not have a bilateral tax treaty with the Cayman Islands, the Company will be considered to be a resident of Canada for Canadian federal income tax purposes if its “central management and control” is located in Canada. This determination is based on a variety of facts and circumstances, including the location where the board of directors meets and where board level decisions are made.

For purposes of this summary, counsel has assumed that the Company will not at any time be resident in Canada. However, as this determination is based on future facts and circumstances, counsel can express no opinion in this regard. If the Company were found to be resident in Canada, the tax consequences described in this summary would in some respects be materially different.

Dividends on Class A Common Shares

A United States Holder will not be subject to any Canadian federal income tax (including withholding tax) pursuant to the Tax Act on dividends received from us.

Dispositions of Class A Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Class A Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Class A Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the United States Holder is not entitled to relief under the Tax Treaty.

Provided the Class A Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the Nasdaq Capital Market) and are so listed at the time of disposition, the Offered Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of shares of the Company were owned by or belonged to one or any combination of (a) the United States Holder, (b) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), or (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Class A Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, civil law rights in, such property, whether or not such property exists. Notwithstanding the foregoing, a Class A Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. United States Holders should consult their own tax advisors as to whether their Class A Common Shares will constitute “taxable Canadian property”.

United States Holders who may hold Class A Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which are described in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CLASS A COMMON SHARES.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Class A Common Shares by U.S. Holders that acquire the Class A Common Shares in our overseas offerings and hold the Class A Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on U.S. federal income tax laws in effect as of the date of this annual report, including the Code and U.S. Treasury regulations, as in effect or proposed as of the date of this annual report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position to this summary.

This summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of Class A Common Shares. Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of Class A Common Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	certain financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	a mutual fund;

●	regulated investment companies;

●	real estate investment trusts;

●	a broker;

●	dealers in securities or currencies;

●	an individual retirement or other tax-deferred account;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities;

●	holders who acquire their Class A Common Shares pursuant to any employee share option or otherwise as compensation;

●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;

●	an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;

●	persons holding Class A Common Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons holding Class A Common Shares in connection with a trade or business outside the United States;

●	persons subject to special tax accounting rules as a result of their use of financial statements;

●	a controlled foreign corporation;

●	a passive foreign investment company;

●	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting Shares or (ii) the total value of all classes of our Shares; or

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or persons holding the Class A Common Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Common Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the U.S. or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding the Class A Common Shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in the Class A Common Shares.

Dividends

Any cash distributions paid on the Class A Common Shares (including the amount of any Canada tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Common Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Common Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Common Shares on which the dividends are paid are readily tradable on an established securities market in the U.S., (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Class A Common Shares generally will be treated as income from non-U.S. sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Common Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Common Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Common Shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Common Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Canada dollars or another currency other than U.S. dollars on the disposition of our Class A Common Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Common Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets , we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Common Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Common Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our overseas offerings. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Common Shares cannot be treated as capital, even if a U.S. Holder held such Class A Common Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Common Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. Our Company does not intend to provide to U.S. Holders the information required to make a valid QEF election and our company currently makes no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our Class A Common Shares have been approved for listing on the Nasdaq Capital Market under the symbol “PFAI.” However, we cannot assure you we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable, including as to whether the Class A Common Shares are considered marketable for these purposes.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Common Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

A U.S. Holder of PFIC stock must generally file an IRS Form 8621 annually. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognizes gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

U.S. Holders are urged to consult their tax advisors as to our company’s status as a PFIC, and, if our company is treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our Class A Common Shares. Our Company provides no advice on taxation matters.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Class A Common Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds US$100,000 for a married couple or US$50,000 for an individual. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114 — Foreign Bank and Financial Accounts Report as a result of holding Class A Common Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Class A Common Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Class A Common Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Class A Common Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the Placement, and is not tax advice. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of the Class A Common Shares, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, non-U.S. tax laws, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

F. Dividends and Paying Agents

Note applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC also maintains a website that contains reports and other information that we file with or furnish electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign currency risk

Our reporting currency is in U.S. dollars, while the operation of our main subsidiary is in Canada and almost all of its sales are denominated in Canadian dollars, our sales to New Zealand customers are also denominated in Canadian dollars. Our purchases from Chinese OEM factories are denominated in U.S. dollars. We are therefore exposed to foreign currency risk arising from transactions denominated in foreign currency. As of December 31, 2024 and 2023, all of our cash is located in Canada and US and denominated in either CAD or USD. Based on the balances as at December 31, 2024, a 10% increase or decrease in the value of the USD exchange rate against CAD on this date would result in an increase or decrease of approximately $26,371 or $32,231 USD (December 31, 2023 – $58,605 or $71,628) in net asset.

Inflation Risk

Since our inception, inflation in Canada has not materially impacted our results of operations. According to Statistics Canada, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 6.8%, 3.9% and 2.4%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future. We may not be able to hedge our exposure to inflation in Canada and globally.

Interest rate risk

Since we do not have any bank borrowing, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, if we were to incur bank borrowings in the future, we might be subject to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Ruel 13a-15b under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. This year, Management's report was not subject to attestation by our registered public accounting firm pursuant to an exemption for non-accelerated filers from the internal control audit requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Attestation Report of Independent Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2024, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting. The material weaknesses that have been identified relate to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

After our initial public offering in April 2025, we have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including hiring a full-time finance staff member. We also intend to hire additional qualified personnel to strengthen our operations, and we are in the process of establishing relevant policies and procedures to further enhance our internal control framework. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated.

Changes in Internal Control over Financial Reporting

Other than disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yunhao Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. Our board of directors has also determined that Yunhao Chen and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers, and employees. Any waivers of any provision of the Business Conduct and Ethics Code for our directors or officers may be granted only by the board of directors or a committee appointed by the board of directors. Any waivers of any provisions of this Business Conduct and Ethics Code for an employee or a representative may be granted only by our chief executive officer or principal accounting officer. The Code of Business Conduct and Ethics is attached as Exhibit 14.1 to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at www.pinnaclefoodinc.com. In addition, we will provide any person, without charge, a copy of the Business Conduct and Ethics Code. Requests for a copy of the Business Conduct and Ethics Code may be made by writing to the Company at 600 837 West Hastings Street, Vancouver BC V6C 2X1 Canada.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated.

	For the Years Ended December 31,
	2024	2023
Audit fees(1)	$200,000	$230,000
Audit related fees(2)	-	$60,539
Total	$200,000	$290,539

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the Nasdaq Stock Market. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 series so long as the issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

As such, we have exercised the home country rule exemption and elected to be exempt from the Nasdaq Marketplace Rule 5635(d) and notified Nasdaq of our decision to exercise such exemption. Nasdaq Marketplace Rule 5635(d) sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the Class A Common Shares for the five trading days immediately preceding the signing of the binding agreement.

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICY

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is included as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We fully recognize that strengthening the security management of our network and information systems, and effectively mitigating cybersecurity risks, is critical to ensuring the continuity of our business operations, the security of sensitive information, and the integrity of our technical assets. Accordingly, we are committed to continuously enhancing our cybersecurity framework and proactively managing emerging threats.

We employ a variety of measures to address cybersecurity risks, including the implementation of robust technical safeguards, access control protocols, and continuous monitoring of our IT infrastructure. The Company may also engage qualified third-party security professionals—such as assessors, consultants, or auditors—to conduct independent reviews, stress testing, or penetration testing of our cybersecurity systems to improve our threat identification and response capabilities. All cybersecurity incidents are closely monitored to assess their potential impact on our business strategy, operations, and financial position, ensuring timely and appropriate responses.

Corporate Governance

The Board of Directors bears ultimate responsibility for overseeing the Company’s cybersecurity risk management and shall undertake the following responsibilities: (1) supervise disclosures related to cybersecurity matters in periodic reports, including the Form 20-F; (2) review, on a quarterly basis, the status of any material cybersecurity incidents or threats and the associated risks to the Company; and (3) revaluate management’s proposed cybersecurity response strategies and related disclosure considerations.

At the management level, the Chief Executive Officer (CEO), Chief Financial Officer (CFO), and Chief Data Officer (CDO) jointly oversee the Company’s cybersecurity efforts. The CDO is responsible for identifying, assessing, and mitigating cybersecurity risks, as well as establishing mechanisms for prevention, detection, rapid response, and remediation of cybersecurity incidents. The CEO and CFO report regularly to the Board on significant cybersecurity issues and any related disclosure obligations. In cases where an incident is deemed potentially material, the CEO will determine the appropriate response measures, and management shall prepare disclosure materials for Board review and approval prior to any public release.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Report, beginning on page F-1.

68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Pinnacle Food Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinnacle Food Group Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2024.

Denver, Colorado

July 15, 2025

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 and 2023
(US$, except share data, or otherwise noted)

	December 31, 2024	December 31, 2023
	US$	US$
Assets
Current Assets
Cash	685,796	121,368
Inventories	21,157	64,013
Accounts receivable, net	2,954,649	1,913,882
Prepaid expenses	11,412	13,194
Loan receivable	216,800	—
Other receivables	13,598	13,232
Total current assets	3,903,412	2,125,689
Non-current assets
Property, plant and equipment, net	760,102	1,025,156
Right-of-use assets – operating leases	162,227	242,456
Intangible assets, net	256,811	423,305
Deferred costs	522,112	—
Total assets	5,604,664	3,816,606

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	1,821,815	2,395,746
Accrued payroll liabilities	9,344	7,595
Income taxes payable	342,218	118,895
Due to related parties	518,763	341,184
Contract liabilities	93,947	9,865
Operating lease liabilities	55,673	65,500
Other payables	61,236	38,495
Promissory note	764	764
Total current liabilities	2,903,760	2,978,044
Non-current liabilities
Operating lease liabilities	106,235	176,144
Deferred tax liabilities	43,867	105,999
Total liabilities	3,053,862	3,260,187

Commitments and Contingencies
Subsidiary’s preferred shares subject to redemption	2,084,231	2,267,503

Stockholders’ equity (deficit)
Class A common shares, par value $0.00005, 900,000,000 shares authorized; 2,205,000 and 855,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively;
Class B common shares, par value $0.00005, 100,000,000 shares authorized; 7,695,000 and 7,695,000 issued and outstanding as of December 31, 2024 and 2023, respectively;	495	428
Additional paid-in capital	(467,570)	(2,267,503)
Subscription receivable	(428)	(428)
Accumulated other comprehensive income	113,287	21,774
Retained earnings	820,787	534,645
Total stockholders’ equity (deficit)	466,571	(1,711,084)
Total liabilities, subsidiary’s preferred shares subject to redemption and stockholders’ equity	5,604,664	3,816,606

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(US$, except share data, or otherwise noted)

	For The Year Ended December 30, 2024	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$	US$
Revenues	3,289,862	2,100,819	177,326
Costs of revenues	1,734,344	818,346	160,300
Gross profit	1,555,518	1,282,473	17,026

Operating costs and expenses:
Selling expenses	65,117	2,243	692
General and administrative	820,565	226,974	219,652
Research and development expenses	55,001	4,381	—
Total operating costs and expenses	940,683	233,598	220,344

Profit (loss) from operations	614,835	1,048,875	(203,318)

Other income (expenses):
Other income (expenses)	(129,188)	86,568	(1,840)
Total other income (expenses)	(129,188)	86,568	(1,840)

Profit (loss) before provision for income taxes	485,647	1,135,443	(205,158)
Current income tax expense	255,772	113,886	—
Deferred income tax expense	(56,267)	103,870	—
Net profit (loss)	286,142	917,687	(205,158)

Other comprehensive income (loss)
Currency translation adjustment	91,513	(45,953)	173,891
Total comprehensive income (loss)	377,655	871,734	(31,267)

Earnings (loss) per common share
Basic & diluted – Class A and Class B	0.03	0.11	(0.02)

Weighted average common shares outstanding
Basic & diluted – Class A and Class B	9,589,315	8,550,000	8,550,000

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(US$, except share data, or otherwise noted)

	Class A Common Stock	Class B Common Stock	Amount	Subscription receivable	Additional paid-in capital	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Total equity (deficit)
Balance as of December 31, 2021	855,000	7,695,000	428	(428)	(2,267,503)	(106,164)	(177,884)	(2,551,551)
Net loss	—	—	—	—	—	—	(205,158)	(205,158)
Currency translation adjustment	—	—	—	—	—	173,891	—	173,891
Balance as of December 31, 2022	855,000	7,695,000	428	(428)	(2,267,503)	67,727	(383,042)	(2,582,818)

Balance as of December 31, 2022	855,000	7,695,000	428	(428)	(2,267,503)	67,727	(383,042)	(2,582,818)
Net profit	—	—	—	—	—	—	917,687	917,687
Currency translation adjustment	—	—	—	—	—	(45,953)	—	(45,953)
Balance as of December 31, 2023	855,000	7,695,000	428	(428)	(2,267,503)	21,774	534,645	(1,711,084)

Balance as of December 31, 2023	855,000	7,695,000	428	(428)	(2,267,503)	21,774	534,645	(1,711,084)
Issuance of common shares	1,350,000	—	67	—	1,799,933	—	—	1,800,000
Net profit	—	—	—	—	—	—	286,142	286,142
Currency translation adjustment	—	—	—	—	—	91,513	—	91,513
Balance as of December 31, 2024	2,205,000	7,695,000	495	(428)	(467,570)	113,287	820,787	466,571

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$	US$
Cash Flows from Operating Activities:
Net profit (loss)	286,142	917,687	(205,158)
Adjustments for items not affecting cash:
Depreciation of property, plant and equipment	199,668	124,413	3,345
Amortization of intangible assets	143,308	17,524	—
Impairment loss of property, plant and equipment	—	—	13,719
Impairment loss of inventories	—	—	53,467
Gain on termination of lease liabilities	—	(8,193)	—
Non-cash operating lease expense	63,691	27,179	21,764
Deferred income tax	(56,267)	103,870	—
Provision for current expected credit loss	94,835	—	—
Changes in operating assets and liabilities
Accounts receivable	(1,346,044)	(1,913,882)	2,442
Inventories	39,583	(64,013)	(53,467)
Prepaid expenses	751	(13,194)	22
Loan receivable	(216,800)	—	—
Other receivables	(1,509)	(10,190)	521
Accounts payable & accrued liabilities	685,659	819,603	(2,237)
Contract liabilities	89,161	(63,968)	73,833
Accrued payroll liabilities	2,482	2,449	5,146
Lease liabilities	(63,243)	(30,159)	(8,165)
Income tax payable	255,772	118,895	—
Other payables	27,158	34,330	4,165
Net cash (used in) provided from operating activities	204,347	62,351	(90,603)

Cash Flows from Investing Activities:
Purchase of intangible asset	(303,319)	—	—
Purchase of property, plant and equipment	(795,234)	(3,024)	(17,252)
Net cash used in investing activities	(1,098,553)	(3,024)	(17,252)

Cash Flows from Financing Activities:
Deferred costs incurred	(531,426)	—	—
Net proceeds from share issuance	1,800,000	—	—
Net proceeds borrowed from related parties	216,265	38,888	93,800
Net cash provided by financing activities	1,484,839	38,888	93,800

Effect of exchange rate changes on cash	(26,205)	11,625	20,157
Net increase (decrease) in cash	564,428	109,840	6,102
Cash, beginning of year	121,368	11,528	5,426
Cash, end of year	685,796	121,368	11,528

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—	—
Income taxes paid	—	—	—

SUPPLEMENTAL NON-CASH TRANSACTION INFORMATION:
Payment of cost of sales paid by related parties	—	—	56,580
Operating lease paid by a related party	—	—	38,246
Operating expenses paid by a related party	—	—	46,740
Purchase of property, plant and equipment paid by a related party	—	—	13,679
Right-of-use assets acquired in exchange for operating lease liabilities	—	253,500	—
Disposal of right-of-use assets	—	89,703	—
Purchase of property, plant and equipment	—	1,133,919	—

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Pinnacle Food Group Limited (“PGL” or “the Company”) was incorporated in the Cayman Islands on November 16, 2023. Its operating subsidiary, Pinnacle Food Inc. (“PFI”), was incorporated in Canada on November 3, 2015 and its operations consist of the sale of smart farming systems. PFI exited the ginseng business in 2023 with the goal to focus on smart farming business. PFAI Investment Limited (“PFAI”), a wholly owned subsidiary, was incorporated in Canada on February 2, 2024, and is principally engaged in investment holding activities.

2. Summary of significant accounting policies

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Pinnacle Food Group Limited (“PGL”)	Holding company	—	November 16, 2023	Cayman Islands
PFAI Investment Limited (“PFAI”)	Holding company	*100%	February 2, 2024	Canada
Pinnacle Food Inc. (“PFI”)	Sale of smart farming system	100%	November 3, 2015	Canada

*	Two classes of shares, Class A common shares and Class B preferred shares, were issued and outstanding on the date of incorporation. The Company holds 100% of the Class A common shares of PFAI. Only Class A common shares have voting rights. The Company may pay dividends to Class A common shares and Class B preferred shares based on the discretion of the directors. On July 29, 2024, the holder of the Class B preferred shares transferred all of her Class B preferred share to PFAI in exchange for the same number of Class E preferred shares. On the same date, the Class B preferred shares were cancelled. The Class E preferred shares do not have voting or dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the Class E preferred shares may only receive $2,999,000 of PFAI’s residual interest. Therefore, the Company, in substance controls 100% of PFAI, including its voting right and future earnings/loss. Refer to Note 12 for more details.

Use of estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management include the determination of:

●	Inventory valuation;

●	Allowance for current expected credit losses of accounts receivable;

●	Discount rates related to lease liability; and

●	Useful lives of property, plant and equipment and intangible assets.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Foreign currency and foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“US$”). The financial records of the Company’s subsidiary located in Canada are maintained in its local currency, the Canadian dollar (“CAD”) which is the functional currency of the entity.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations.

For translating into the reporting currency of the Company, assets and liabilities are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and the consolidated statements of comprehensive income.

The following are the exchange rates that were used in translating the Company’s subsidiary’s financial statements in the consolidated financial statements:

	December 31, 2024	December 31, 2023
Year-end spot rate	US$1=CAD1.4389	US$1=CAD1.3226
Average rate	US$1=CAD1.3698	US$1=CAD1.3497

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from CAD, the functional currency of the Company’s Canadian operating subsidiary, PFI. PFI is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, other receivables, accounts payable and accrued liabilities, contract liabilities and other payables that are denominated in foreign currency. PFI has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

During the year ended December 31, 2024, the Company recognized a foreign exchange loss of US$142,083, compared to a foreign exchange gain of US$77,557 for the year ended December 31, 2023. These amounts reflect the remeasurement of monetary assets and liabilities denominated in foreign currencies to the PFI’s CAD functional currency.

Cash

Cash consists of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, loan receivable and other receivables. As of December 31, 2024 and December 31, 2023, all of the Company’s cash were held in major financial institutions located in Canada and US.

During the year ended December 31, 2024, the Company’s top three customers, which are also the Company’s top three distributors, accounted for approximately 37%, 31% and 26% of the Company’s total revenue. During the year ended December 31, 2023, top three customers accounted for approximately 53%, 16% and 12% of the total revenue. During the year ended December 31, 2024, the Company’s top supplier accounted for 90% of its total purchases. During the year ended December 31, 2023, the Company’s top supplier accounted for 84% of its total purchases.

As of December 31, 2024, the Company’s three distributors accounted for 99% of the total balance of accounts receivable. As of December 31, 2023, the Company’s three distributors accounted for 98% of the total balance of accounts receivable.

As of December 31, 2024, the top supplier accounted for 56% of the total balance of accounts payable. As of December 31, 2023, the top supplier accounted for 51% of the total balance of accounts payable.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Accounts receivable

The Company’s receivables are recorded when billed and represent amounts owed by third-party customers. The carrying value of the Company’s receivables, net of the allowance for current expected credit loss, represents their estimated net realizable value. The Company evaluates the allowance for current expected credit loss of accounts receivable on a loss rate method based on historical information adjusted for current conditions and future estimated economic performance. The Company offers standard credit term of 180 days to its distributor customers. For other non-distributor customers, payments are typically due upon invoice submissions. As of the date the consolidated financial statements were issued, 55%  of the accounts receivable at December 31, 2024 have been collected.

Allowance for current expected credit losses

The Company estimates the allowance for current expected credit loss for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in allowance for current expected credit loss , recent portfolio performance, and forward-looking macroeconomic conditions. If the Company does not believe the models reflect lifetime expected allowance for current expected credit loss for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company historically did not have bad debts in its accounts receivable. For the year ended December 31, 2024, a provision for current expected credit loss of US$94,835 was recognized (2023: US$nil).

Measurement of credit losses on financial instruments

On January 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments”, using a modified retrospective adoption method for financial assets at amortized cost including accounts receivable, loan receivable, and other receivables. Adoption of this ASU did not have a material impact on the consolidated financial statements. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Contract liabilities

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. These liabilities are recognized as revenue when the Company performs under the contract.

Inventories

Inventory consists of smart farming systems and is recorded at the lower of cost (weighted average cost method) or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of sales.

During the year ended December 31, 2024, there was no inventory write-off. During the year ended December 31, 2023 the Company recorded a write-off of US$53,467 of ginseng inventory following the Company’s decision to discontinue the sale of ginseng products.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated on a declining balance and straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rates of these assets are generally as follows:

Category	Depreciation method	Depreciation rate
Furniture and equipment	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of lease term or 5 years

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company compares the undiscounted expected future cash flows to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent the carrying amount of the asset or asset group exceeds the fair value. Fair values of long-lived assets are determined through various techniques, such as applying probability weighted, expected present value calculations to the estimated future cash flows using assumptions a market participant would utilize or through the use of a third-party independent appraiser or valuation specialist. No impairment losses of long-lived assets were recorded during the year ended December 31, 2024 (2023: nil).

Intangible assets

The Company acquired or developed various intangible assets including smart farming applications, computer software and trademark. The Company capitalized qualifying internal-use software development costs, primarily related to its computer software. The development costs primarily consist of fees paid to third parties for services provided to develop the software during the application development stage. The Company ceases to capitalize such costs when the software is substantially complete and ready for its intended use. Capitalized costs are included in intangible assets, net on the consolidated balance sheets. The estimated annual amortized rates of these assets are generally as follows:

Category	Depreciation method	Depreciation rate
Smart farming applications	Straight-line	3 years
Computer software	Straight-line	3 years
Trademark	Straight-line	3 years

Costs and accumulated amortization of fully amortized capitalized internal-use software development costs are removed from the consolidated balance sheets when the related software is no longer in use. The amortization of the capitalized development costs is included in the cost of sales in the consolidated statements of operations.

Research and development costs

Research and development costs are expensed as incurred and include expenditures for activities that involve a plan or design for producing new or significantly improved products and processes. For the year ended December 31, 2024, US$55,001 research and development costs were incurred (2023: US$4,381).

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Deferred costs

Deferred costs consist of legal, accounting, and other fees directly attributable to the initial public offering. These costs are capitalized and recorded as an asset on the balance sheet. Upon successful completion of the offering, the deferred costs will be offset against the proceeds received from the issuance of equity. If the IPO is unsuccessful, these costs will be expensed.

Revenue recognition

During the three years ended December 31, 2024, the Company’s revenue was primarily generated from; i) sales of physical smart farming systems to distributors (ii) construction services of vertical farm projects; iii) sale of ginseng products; and iv) ginseng product consulting services.

The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. In evaluating the timing of the transfer of control of products to customers, the Company considers several control indicators, including significant risks and rewards of products, the Company’s right to payment, and the legal title of the products.

Smart farming packages sold to distributors, contain one integrated performance obligation consisting of: i) supply of the smart farming system to a distributor and ii) supply of the materials required for the first six-month period farming services to be performed by the distributor. Based on the agreements signed with its distributors, the Company’s responsibility is to deliver each smart farming system and the materials required for the first six-month period of farming services as a package to the distributor. The distributor is responsible for providing the farming services to the end customer. After the package is delivered to the distributor, the Company’s performance obligation is considered fulfilled. Revenue for this integrated performance obligation is recognized at the point in time when the control of the smart farming package is transferred to the distributor.

There are no specific product warranty terms written in the sales agreements between the Company and the distributors. However, the Company and the distributors have orally agreed that the Company will provide a one-year replacement warranty for the smart-farming systems. For any defects and quality issues related to the smart farming system within the one-year period, we will replace the defective unit instead of repairing it. This one-year replacement is not a warranty separately purchased by the customers nor does it provides a service in addition to the assurance of the functionality of original products. The replacement warranty is therefore accounted for as a warranty based on ASC 460. The estimated warranty liability was immaterial as of December 31, 2024.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

After the first six-month farming service period, a customer can choose to continue to purchase extended farming services at additional cost. The extended farming services will continue to be performed by the local distributor. The Company’s only performance obligation is to deliver the materials when ordered by the distributor. During the year ended December 31, 2024, no revenues were recognized from this revenue stream as there were no extended farming service transactions (2023: nil).

construction services of vertical farm projects, generally contain two performance obligations: (i) construction services of the smart farming farm projects; and (ii) the provision of smart farming services over a six-month period   for individual customers and over a twelve-month period for corporate customers. For the performance obligation related to the construction services, revenue is recognized over time using the cost-to-cost input method, based on costs incurred relative to total estimated costs. For the performance obligation related to smart farming services, revenue is recognized ratably over the service period.

The transaction price for each performance obligation is clearly stated in the relevant agreement or service contract. The pricing for the delivery or construction of the smart farming system varies based on the specific conditions and environment of the customer’s facility. The pricing for farming services is generally based on the standalone selling prices quoted for different tiers of service. As each performance obligation has its own clearly defined standalone selling price, no allocation of the total consideration is required. As of December 31, 2024, all performance obligations related to the construction of systems have been completed, and the farming service obligations are expected to be satisfied within either 6 months or 12 months after the completion of the smart farming systems.

Sales of ginseng products, which ceased in 2023, contained one performance obligation consisting of the delivery of ginseng products to customers. Revenue was recognized at the point in time when control of the ginseng products were transferred to the customer. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Ginseng product consulting services was a one-time project related to the Company’s provision of consulting services to a customer to assist the customer to identify, develop, package, and brand ginseng products. The services contained three stages or three performance obligations. Revenue for these consulting services was recognized over time when the customer verified and acknowledged that the services and objectives for each of the stages under the consulting service agreement were rendered and achieved by the Company. During the year ended December 31, 2023, the Company recognized revenue of US$0.22 million in relation to the consulting services. As of December 31, 2023, the entire project was completed by the Company and the customer acknowledged completion. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business. Since the disposition of the ginseng business disposition does not represent a strategic shift to the Company, operations from the ginseng business are not as presented as discontinued operations on the consolidated financial statements.

In addition to the above three revenue streams, during the year ended December 31, 2024, the Company generated revenues of US$9,865 from smart farming services entered into with customers in 2023.

A summary of the Company’s revenue disaggregated by major service lines are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$	US$	US$
Smart farming
Recognized at point in time;	2,736,728	1,692,697	—
Recognized over time;
– Construction services	497,884	136,047	—
– FaaS Services	55,250	9,207	—
Ginseng sales - recognized point in time	—	40,596	158,866
Ginseng product consulting services – recognized over time	—	222,272	18,460
Total	3,289,862	2,100,819	177,326

Leases

Leases are accounted for in accordance with ASC 842, Leases. Contracts are evaluated to determine whether the arrangement contains a lease at inception. Leases are classified as either finance leases or operating leases based on criteria in ASC 842, Leases. The Company’s operating leases primarily consist of real estate leases for its offices and for its laboratory and warehouse. The Company does not have any finance leases.

On January 1, 2022, the Company adopted ASC 842, Leases, using the modified retrospective approach.

Operating leases are recognized as ROU assets in non-current assets and lease liabilities in current and non-current liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less, the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expenses for lease payments are recognized on a straight-line basis over the lease term and are included in general and administrative expenses and research and development expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Annually, the Company performs an impairment analysis on ROU assets, and as of December 31, 2024, there was no impairment to ROU assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and income tax credits. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred income tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred income tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred income tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred income tax assets, the Company has considered possible sources of taxable income, including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The Company did not have any unrecognized tax benefits as of December 31, 2024 and 2023.

Earnings (loss) per share

Basic earnings (loss) per share of common stock is computed by dividing net income allocable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income allocable to common stockholders by the weighted average number of common shares outstanding, plus the number of additional shares that would have been outstanding if shares that could be potentially issued had been issued and were considered dilutive.

Segment Reporting

The Company follows ASC 280, “Segment Reporting”, which requires disclosures based on how management organizes the Company to make operating decisions and assess performance. The Company has determined that it operates as a single reportable segment.

The Chief Executive Officer functions as the Company’s Chief Operating Decision Maker (“CODM”) and is responsible for key operating decisions, resource allocation, and performance assessment. In executing these responsibilities, the CODM regularly reviews consolidated financial information, including total revenue, gross profit, key operational metrics, and cash flow, on a Company-wide basis. The CODM does not review or receive discrete financial information by business function, product category, or geographic region. Consequently, decisions about resource allocation and performance evaluation are made based solely on consolidated results.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Accordingly, management has concluded that the Company has one operating segment: the sale of smart farming systems, which consists of one reporting unit based on the financial information available and which operating results are regularly reviewed by the CODM. All the Company’s business activities for the year ended December 31, 2024 and 2023 were conducted in Canada. Segment profit and loss is determined on a basis that is consistent with how our Company reports operating profit and loss in its consolidated statements of operations. Because we operate only one segment, there are no intersegment transactions.

Fair value measurement

ASC 820, “Fair Value Measurement and Disclosure” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash, accounts receivable, other receivables, loan receivable, accounts payable and accrued liabilities, accrued payroll liabilities, income tax payable, due to related parties, lease liabilities, promissory note and other payables. The carrying amounts of cash, accounts receivable, loan receivable, other receivables, accounts payable and accrued liabilities, accrued payroll liabilities, income tax payable, due to related parties, short-term lease liabilities, promissory note and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of the Company’s long-term lease liabilities would not differ significantly from fair value (based on Level 2 inputs) if recalculated based on current interest rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2024 and 2023.

Costs of sales

Costs of sales primarily consist of expenses related to the smart farming systems, the purchase of ginseng, construction costs, smart farming supplies, amortization and depreciation, freight expenses, and salary and benefits for employees involved in construction and providing FaaS services related to the smart farming systems.

Selling expenses

Selling expenses consist primarily of costs incurred to promote and sell the Company’s products and services. These expenses include advertising and marketing costs, and other costs directly related to selling activities.

General and administrative expenses

General and administrative expenses primarily consist of amortization and depreciation, office expenses, professional fees, lease expenses, repairs and maintenance, salary and benefits, provision for current expected credit loss , sundry costs, telephone, business fees and licenses, utilities and other expenses.

Other income (expenses)

Other income (expenses) primarily consists of exchange gain (loss) and other miscellaneous income (expenses).

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances segment disclosure requirements by requiring entities to disclose significant expenses included in segment profit or loss. This standard is effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after 15 December 2024. Early adoption is permitted. The guidance should be applied retrospectively to all periods presented in the financial statements unless impracticable. The Company has adopted the standard during the year ended December 31, 2024. The adoption of the standard did not have material impact to the Company’s consolidated financial statements.

Recently issued accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 modifies the requirement for income tax disclosures to include (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. We will adopt this standard beginning with our fiscal year ending January 31, 2026. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes various references to concepts statements from the FASB Accounting Standards Codification. The amendments in this Update are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 enhances expense disclosures on both an annual and interim basis by requiring public entities to disclose additional information about specific expense categories in the notes to the consolidated financial statements. This ASU requires disclosure in tabular format of purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion, as applicable, for each income statement line item that contains those expenses. Specific expenses, gains and losses that are already disclosed under existing US GAAP are also required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts will need to be described quantitatively. Additionally, ASU 2024-03 requires disclosure of the total amount of selling expenses and the entity’s definition of selling expenses. ASU 2024-03 is effective for the first annual disclosure period beginning after December 15, 2026 and for the interim periods subsequent to that, with early adoption permitted. The amendment should be applied prospectively; however, retrospective application is permitted. We are currently evaluating the new disclosure requirements of ASU 2024-04 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements or disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards, if adopted, would have a material effect on the Company’s consolidated financial statements.

3. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Total Accounts receivable – third parties, gross	3,044,930	1,913,882
Less: allowance for current expected credit loss	(90,281)	—
Total	2,954,649	1,913,882

Movements of allowance for current expected credit loss is as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Balance as of beginning	—	—
Addition	90,281	—
Reversal	—	—
Write-off due to bad debt	—	—
Ending balance	90,281	—

4. Loan receivable

On August 1, 2024, the Company entered into a loan agreement with Ganghua Weijia Investment Limited (“Ganghua”), one of its key suppliers, for a principal amount of US$216,800. Under the terms of the agreement, Ganghua agreed that if it failed to repay the loan within five business days after the Company fully settled its outstanding accounts payable of US$316,800 to Ganghua, Ganghua would be required to pay interest on the unpaid loan balance at an annual rate of 8%, accruing from the date of receipt of the final payment on the accounts payable until the loan is repaid in full. As of December 31, 2024, no accrued interest income has been recognized. The loan receivable balance was settled in March 2025.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Property, plant and equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Furniture and equipment	1,098,035	1,091,800
Office equipment	8,349	6,302
Leasehold improvement	19,706	19,706
Total	1,126,090	1,117,808
Less: Accumulated impairment charges	(14,049)	(14,049)
Less: Accumulated depreciation	(332,182)	(132,514)
Foreign currency translation adjustment	(19,757)	53,911
Property and equipment, net	760,102	1,025,156

Depreciation expenses are recorded in costs of sales and general and administrative expenses. The Company recorded depreciation expenses of US$199,668 and US$124,413  during the year ended December 31, 2024 and 2023, respectively. Specifically, US$196,575 and US$110,835 of the depreciation expenses were recorded in costs of sales for the year ended December 31, 2024 and 2023, respectively. US$3,093 and US$13,577 of the depreciation expenses was recorded in general and administrative expenses for the year ended December 31, 2024 and 2023, respectively.

No impairment charges were incurred during the year ended December 31, 2024 and 2023.

6. Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Smart farming applications	86,897	86,897
Trademark	4,355	—
Computer software	338,103	338,103
Total	429,355	425,000
Less: Accumulated amortization	(160,833)	(17,524)
Foreign currency translation adjustment	(11,711)	15,829
Intangible, net	256,811	423,305

As at December 31, 2024, the weighted-average life for each of the total finite-lived intangible assets is approximately 1.9 years (2023: 3.0 years). The Company recorded amortization expenses of US$143,309 and US$17,524, which were included in costs of revenues   and general and administrative expenses, for the year ended December 31, 2024 and 2023, respectively. Specifically, US$141,880 and US$17,524 of the amortization expenses were recorded in costs of sales for the year ended December 31, 2024 and 2023, respectively. US$1,429 and nil of the amortization expenses was recorded in general and administrative expenses for the year ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below:

Estimated amortization expenses
US$
2025	136,448
2026	120,340
2027	23
2028	—
2029	—

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Leases

As of December 31, 2024 and 2023, the Company had two operating leases. One has a term of 24 months with an expiration date of September 30, 2025 and one has a term of 72 months with an expiration date of December 31, 2029. Both leases provide the Company with a renewal option to renew for the same term. The Company has not included these renewal options in the terms of its calculation of ROU assets or lease liabilities as it is not reasonably certain whether the Company will exercise these options. One of the leases is entered into with the Company’s related parties (refer to Note 15).

The right-of-use assets and corresponding liabilities related to the Company’s operating leases are as follow:

	December 31, 2024	December 31, 2023
	US$	US$
Operating lease right-of-use assets, net	162,227	242,456

Current maturities of operating lease liability	55,673	65,500
Operating lease liability, net of current maturities	106,235	176,144
Total	161,908	241,644

As of December 31, 2024 and 2023, maturities of lease liabilities for each of the following fiscal years ending December 31 and thereafter were as follows:

	December 31, 2024	December 31, 2023
	US$	US$
2024	—	93,997
2025	73,416	79,872
2026	34,466	37,497
2027 and beyond	103,399	112,491
Total minimum lease payment	211,281	323,857
Less: imputed interest	(49,373)	(82,213)
Total lease liabilities	161,908	241,644
Less: current portion	(55,673)	(65,500)
Non-current portion	106,235	176,144

Cash paid for amounts included in the measurement of lease liabilities:

	December 31, 2024	December 31, 2023
	US$	US$
Operating cash outflows for operating leases	89,032	48,497

The weighted average remaining lease terms and weighted average discount rates for operating leases were as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Weighted average remaining lease terms	4.03 years	4.46 years
Weighted average discount rate	13.42%	13.42%

During the year ended December 31, 2024, US$36,205 (2023: US$21,802) of lease expense was recognized in general and administrative expenses, US$55,001 (2023: nil) was recognized in research and development expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Accounts payable	1,818,003	2,394,322
Accrued liabilities	3,812	1,424
Total	1,821,815	2,395,746

9. Contract liabilities

The Company has recognized the following revenue-related contract liabilities:

	December 31, 2024	December 31, 2023
	US$	US$
Contract liabilities	93,947	9,865

The movement of contract liabilities for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	US$	US$
Balance as of beginning	9,865	73,833
Additions (cash received or amounts billed in advance)	144,866	239,658
Transferred to revenue during the year	(55,703)	(304,097)
Foreign currency translation adjustment	(5,081)	471
Ending balance	93,947	9,865

Contract liabilities represent payments received in advance of performance under the contract. During the year ended December 31, 2024, the Company recognized revenue of US$9,865 that was included in the beginning balance of the contract liability as of January 1, 2024.

10. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

Under the current Canadian income tax act, the Company’s Canadian subsidiaries, PFAI and PFI, are subject to a combined provincial and federal corporate income tax of 27%.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes (cont.)

The Company’s provision for income taxes consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Current income tax expense	255,772	113,886
Deferred income tax (recovery) expense	(56,267)	103,870
Total income tax	199,505	217,756

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company and its subsidiaries operate in several tax jurisdictions. Therefore, the income is subject to various rates of taxation. The income tax expense differed from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income is as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Income before income tax expenses	485,647	1,135,443
Cayman Islands statutory income tax rate	—%	—%
Income tax calculated at statutory rate	—	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	255,772	306,570
Expenses not deductible for tax	—	260
Tax loss utilized during the year	—	(87,282)
Change in deferred income tax assets not recognized		(1,792)
Change in deferred income tax liabilities	(56,267)	—
Total income tax expense	199,505	217,756

The Company’s deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Deferred income tax assets (liabilities)
Allowance for current expected credit loss	24,375	—
Property, plant and equipment and intangible assets	(68,242)	(105,999)
Total deferred income tax assets (liabilities)	(43,867)	(105,999)
Valuation allowance	—	—
Net deferred income tax liabilities	(43,867)	(105,999)

As at December 31, 2024, the Company had no non-capital losses in Canada that may be carried forward to reduce taxable income derived in future years (2023: nil).

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stockholders’ Equity

The Company’s initial Memorandum of Association authorized 50,000 Class A common shares having a par value of US$1.00 per share. On February 19, 2024, the Company executed an Amended and Restated Memorandum of Association pursuant to which the 50,000 outstanding Class A common shares were divided into 900,000,000 Class A common shares having a par value of US$0.00005 per/share and 100,000,000 Class B common shares having at a par value of US$0.00005 per share (the “Division”).

After the Division, 900,000,000 Class A common shares and 92,305,000 Class B common shares were cancelled and returned to the Company. Concurrently on the date of the Division, the Company issued 855,000 Class A common shares.

Class A Common Shares

The Company is authorized to issue 900,000,000 Class A common shares, par value US$0.00005 per share, and 855,000 shares were issued and outstanding as of December 31, 2023. On March 1, 2024 and May 21, 2024, the Company issued 950,000 Class A common shares at a price of US$1.053 per share for aggregate gross proceeds of US$1,000,000 and 400,000 Class A common shares at a price of US$2.00 per share for aggregate gross proceeds of US$800,000, respectively.

The holders of Class A common shares have the following rights:

(a)	are entitled to one vote per share and to receive notice of, attend and vote as a member at any general meeting of the Company;

(b)	are entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, shall rank pari passu with holders of Class B common shares with respect to receiving the remaining property of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Stockholders’ Equity (cont.)

Class B Common Shares

The Company is authorized to issue 100,000,000 Class B common shares, par value US$0.00005 per share, and 7,695,000 shares were issued and outstanding as of December 31, 2024 and 2023, respectively. No additional shares were issued during the year ended December 31, 2024 and 2023.

The holders of Class B common shares have the following rights and restrictions:

(a)	are entitled to five (5) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company;

(b)	are entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, shall rank pari passu with holders of Class A Common Shares with respect to receiving the remaining property of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

12. PFAI Preferred Shares

On February 20, 2024, PFAI issued 2,999,000 Class B preferred shares to PFI’s original sole shareholder, Li Xia Du, as part of the share transfer for the reorganization.

The Class B preferred shares do not have voting rights and are redeemable only at the option of the Company at CAD$1.00 per share with the total redemption amount of CAD$2,999,000 (US$2,084,231). The Class B preferred shares have dividend rights which the shareholder may receive annual non-cumulative dividends based on the discretion of the board or directors. In the event of the liquidation, dissolution or winding-up of PFAI, the Class B preferred shares can only receive the CAD$2,999,000 redemption amount plus any declared and unpaid dividends, should PFAI still have residual net assets.

Since Li Xia Du, as the majority shareholder of the Company, controls majority of the voting rights of the Company, the Class B preferred shares of PFAI is deemed redeemable at the option of the Li Xia Du and classification in the temporary equity is required in accordance with ASC480-10-S99.7. The Company recognized the corresponding debit entry of the temporary equity by deducting the additional paid-in-capital since the issuance of the redeemable Class B preferred shares is deemed a distribution of shareholder’s equity to the shareholder. The redeemable Class B preferred shares were initially measured at the fair value of CAD$2,999,000 (US$2,191,130). Since the redeemable temporary equity has already been recognized at the maximum redemption amount of CAD$2,999,000 (refer to the paragraphs below for maximum redemption amount of the preferred shares) on initial recognition date, no further adjustment is required in the subsequent periods.

On July 29, 2024, Lisa Du transferred all her 2,999,000 Class B preferred shares back to PFAI in exchange for 2,999,000 Class E preferred shares.

The Class E preferred shares are redeemable at the option of the Company at CAD$1.00 per share with the total redemption amount of CAD$2,999,000. The class E preferred shares do not have voting rights or dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the Class E preferred shares can only receive up to a maximum of CAD$2,999,000 of PFAI’s residual interest, should PFAI still have residual net assets at such time. The Class E preferred shares are essentially a replacement of the Class B preferred shares. Therefore, the accounting for the Class E preferred shares is the same as the accounting for the Class B preferred shares.

There are no conversion/exchange features associated with the Class E preferred shares. Accordingly, the Class E preferred shares cannot be converted to or exchanged for PFAI’s Class A common shares under any circumstances.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Earnings per Share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Numerator:
Net profit attributable to Class A and B common shareholders – basic and diluted	286,142	917,687

Denominator:
Weighted average number of shares of Class A and B common shares outstanding – basic and diluted	9,589,315	8,550,000
Profit per share attributable to Class A and B common shareholders – basic and diluted	0.03	0.11

Basic profit per share is computed using the weighted average number of common shares outstanding during the year. Diluted profit per share is the same as basic profit per share as there are no dilutive securities.

14. Commitments and Contingencies

Other commitments

Other than the operating leases (Note 7) and redeemable preferred shares (Note 12), the Company did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

Contingencies

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. As of December 31, 2024 and 2023, the Company was not a party to any material legal or administrative proceedings.

15. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jiulong You	CEO of the Company’s significant operating subsidiary, Pinnacle Food Inc.
Li Xia Du	Chairman, Director, and substantial stockholder
Jing Yang Zhao	Daughter of Li Xia Du, substantial stockholder
Bing Zhao	Husband of Li Xia Du
Yongsheng Zhao	Father of Bing Zhao
Steel Magnolia Investment Ltd	A company wholly-owned by Li Xia Du
Kowloon Investment Holding Limited	A company wholly-owned by Jiulong You

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Related Party Transactions and Balances (cont.)

Related Party transactions

The Company had the following related party transactions:

(i)	During the year ended December 31, 2024, the Company’s related party, Ms. Du, advanced an aggregate of US$244,064 (2023: US$38,888) to support the Company’s working capital needs.

(ii)	During the year ended December 31, 2024, the Company repaid Mr. Zhao US$27,799, which was a loan advanced by Mr. Zhao prior to 2022 to support the Company’s working capital needs.

(iii)	Steel Magnolia Investment Ltd, the landlord of one of the Company’s operating leases, is owned by Ms. Du. During the year ended December 31, 2024, US$36,205 of lease expense (2023: US$30,587) was recorded in general and administrative expenses. The aggregate lease liability associated with that operating lease as of December 31, 2024 was US$125,048 (2023: US$153,956).

(iv)	During the year ended December 31, 2024, Kowloon Investment Holding Limited invested US$400,000 to purchase 380,000 Class A Common Shares of the Company.

Due to related party balance

The Company’s balances due to related parties as of December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Yongsheng Zhao	—	30,243
Li Xia Du	518,763	310,941
Total	518,763	341,184

The amounts due to related parties as of December 31, 2024 and 2023 are unsecured, interest-free, and are due on demand.

16. Segmented information

Geographic Revenue

Revenues by geographic area are as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Canada	2,061,215	924,531
New Zealand	1,228,647	1,176,288
Total	3,289,862	2,100,819

Assets Information

All of the Company’s operating long-lived assets, including property, plant and equipment, right-of-use assets, and intangible assets, were located in Canada as of December 31, 2024 and 2023.

17. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the date the consolidated financial statements were available to issue, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements other than the ones below:

●	On April 23, 2025, the Company announced the closing of its initial public offering of 1,800,000 Class A common shares, par value of US$0.00005 per share (“Class A Common Shares”) at a price to the public of $4.00 per share. The Class A Common Shares commenced trading on The Nasdaq Capital Market on April 22, 2025, under the ticker symbol “PFAI.” The Company received aggregate gross proceeds of US$7.2 million from this offering, before deducting underwriting discounts and other related expenses.

●	On May 27, 2025, the Company incorporated a wholly-owned subsidiary, Pinnacle Food Trading HK Limited, in Hong Kong, China.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
2.1	Registrant’s Specimen Certificate for Class A Common Shares (incorporated by reference to Exhibit 4.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
2.2*	Description of Securities.
4.1	Independent Director Agreement between the Registrant and Yunhao Chen dated August 21, 2024 (incorporated by reference to Exhibit 10.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.2	Commercial Lease Agreement between the Registrant and Steel Magnolia Investment Ltd. dated March 1, 2021 (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.3	Employment Contract between the Registrant and Bing Zhao dated January 1, 2022 (incorporated by reference to Exhibit 10.3 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.4	English translation of Technical Development and Hardware Integration Service Cooperation Agreement among the Registrant, Ganghua Weijia Investment Limited and Shanghai E-shine Tel Limited dated March 15, 2023 (incorporated by reference to Exhibit 10.4 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.5	English translation of Design, Mold and Patent Commission Agreement between the Registrant and Shenzhen Banjia Technology Company dated April 30, 2023 (incorporated by reference to Exhibit 10.5 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.6	Distributor Agreement between the Registrant and Billions Trading Company Limited dated November 21, 2023 (incorporated by reference to Exhibit 10.6 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.6.1	Supplementary Agreement (I) to Distributor Agreement between the Registrant and Billions Trading Company Limited dated March 16, 2024 (incorporated by reference to Exhibit 10.6.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.7	Commercial Lease Agreement between the Registrant and Steel Magnolia Investment Ltd. dated January 1, 2024 (incorporated by reference to Exhibit 10.7 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.8	Distributor Agreement between the Registrant and Green Planet Agriculture Ltd. dated October 16, 2023 (incorporated by reference to Exhibit 10.8 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.9	Distributor Agreement between the Registrant and Urban Farms Technology Ltd. dated November 10, 2023 (incorporated by reference to Exhibit 10.9 the Amendment No. 2 to registration statement on Form -1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.10	Form of Contract between Pinnacle Food Inc. and Banjia (Shenzhen) Technology Ltd/Seonwo Technology (Hong Kong) Group Limited (incorporated by reference to Exhibit 10.10 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.11	Employment Contract between Pinnacle Food Inc. and Jiulong You dated April 1, 2022 (incorporated by reference to Exhibit 10.11 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.12	Executive Employment Agreement between the Registrant and Wencai Pan dated February 20, 2025 (incorporated by reference to Exhibit 10.12 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).

4.13	Employment Contract between Pinnacle Food Inc. and Lixia Du dated January 1, 2024 (incorporated by reference to Exhibit 10.13 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.14	Employment Contract between Pinnacle Food Inc. and Cuihang Yu dated January 1, 2022 (incorporated by reference to Exhibit 10.14 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.15	Employment Contract between Pinnacle Food Inc. and Xuesong Pang dated January 1, 2024 (incorporated by reference to Exhibit 10.15 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.16	Employment Contract between Pinnacle Food Inc. and Xuesong Pang dated January 1, 2024 (incorporated by reference to Exhibit 10.16 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
8.1	Principal Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
11.1*	Insider Trading Policy
11.2	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback policy
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Pinnacle Food Group Limited

	By:	/s/ Jiulong You
		Name:	Jiulong You
		Title:	Chief Executive Officer
Date: July 15, 2025