Form 20-F
period 2025-12-31
Pinnacle Food Group Ltd
filed 2026-04-30
CIK 2032755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2025, 4,041,580 Class A Common Shares and 7,695,000 Class B Common Shares, par value of US$0.00005 per share, were issued and outstanding.

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

Not applicable.

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

Risks Related to Our FaaS Business and Industry

●	There is substantial doubt of our ability to continue as a going concern;

●	Technological failures, outsourcing, and rapid technical advancements pose risks to our company;

●	Increased competition could reduce our company’s profitability;

●	Market adoption challenges may slow the progress of innovative farming methods;

●	Failure to adequately manage our planned growth strategy may harm our business or increase our risk of failure;

●	Our future performance depends on retaining key management as well as skilled and qualified professional and support staff generally, and any failure to attract, motivate and retain such professionals and our support staff could hinder our ability to maintain and grow our business;

●	We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth;

●	Our planned expansion outside of Canada will subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition;

●	Increases in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services could harm our business;

●	Our brand and reputation may be diminished due to real or perceived quality, food safety, or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition; and

●	Talent shortages may hinder our service delivery and growth.

Risks Related to Our Bioengineering Initiatives

●	Our bio-engineering initiatives are at an early stage and may not succeed;

●	We depend on third-party collaborators for our bio-engineering development, exposing us to execution, performance and compliance risks;

●	Our bio-engineering operations are subject to stringent biosafety and regulatory requirements, and our products face lengthy and uncertain approval processes;

●	Our bio-engineering initiatives depend on complex technologies that may not achieve commercial viability;

●	Our collaboration arrangements involve milestone-based payments and may require additional financial commitments;

●	We face significant competition, execution challenges and market uncertainty in commercializing our bio-engineered products;

●	Our bio-engineering strategy depends on our ability to recruit and retain specialized personnel; and

●	Our bio-engineering facilities and operations may be subject to operational and safety risks.

Risks Related to Our Intellectual Property

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position;

●	We may face risks in protecting our intellectual property due to our proxy arrangements;

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations; and

●	We depend on third-party intellectual property and a consolidation strategy, which expose us to significant IP, litigation and acquisition risks.

Risks Related to Doing Business in Canada and Hong Kong and Being Incorporated in the Cayman Islands.

●	It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman Islands;

●	Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets;

●	Future changes to Canadian and other tax laws, including future regulations and other interpretive guidance of such tax laws, could materially and adversely affect our anticipated financial positions and results;

●	If Pinnacle Food Group Limited were subject to Canadian federal income taxation, Pinnacle Food Group Limited’s after-tax returns and the value of our Class A Common Shares could be materially reduced;

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations;

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts;

●	We are exposed to risks associated with conducting business in Hong Kong, including regulatory, economic, and geopolitical uncertainties; and

●	The enactment of Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and related international sanctions laws could impact our operations in Hong Kong.

Risks Related to Regulations and Litigation

●	As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not presently face or are more significant than in our domestic operations;

●	Regulatory uncertainties associated with smart farming and the smart farming products could pose compliance risks to our company;

●	Regulatory and compliance complexities demand constant vigilance and adaptation;

●	We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects;

●	Our operations are subject to substantial federal, provincial/territorial and municipal governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations;

●	Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, and its ability to operate as intended or at all, its results of operations, and financial condition; and

●	Any inability to obtain requisite approvals, licenses or permits applicable to our business, or to obtain necessary certifications, registrations or accreditations or to comply with regulations may have a material and adverse effect on our business, including the ability to operate our business, financial condition, results of operations and prospects.

Risks Related to Our Class A Common Shares

●	We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Common Shares may be materially and adversely affected;

●	We are an “emerging growth company” within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements;

●	Substantial future sales of our Class A Common Shares or the anticipation of future sales of our Class A Common Shares in the public market could cause the price of our Class A Common Shares to decline;

●	We do not intend to pay dividends for the foreseeable future;

●	The trading price of our Class A Common Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors;

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial;

●	As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them;

●	If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Common Shares may have adverse U.S. federal income tax consequences; and

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder to effect service of process or to enforce judgements obtained in the U.S. courts.

Risks Related to Our FaaS Business and Industry

There is substantial doubt of our ability to continue as a going concern.

As of December 31, 2025, we incurred operating losses and negative cash flows from operations. Management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through debt financing and equity financing. We incurred a net loss of US$1.9 million in the year ended December 31, 2025 and have an accumulated deficit of US$1.1 million as of December 31, 2025. As of December 31, 2025, the Company had US$0.9 million in cash on hand with current liabilities amounting to US$2.4 million. Losses are anticipated in the ongoing development of the Company’s business and therefore can be no assurance that the Company will be able to achieve profitability.

In order to enable our company to operate as a going concern we will need, among other things, additional capital resources. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be adversely affected including suspension of business operations. These factors raise substantial doubt regarding our ability to continue as a going concern.

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

We have an evolving business model, which increases the complexity of our FaaS business and makes it difficult to evaluate our future business prospects.

Our FaaS business model is new and is continuing to evolve. We currently sell hydroponic growing systems and technical support services to individual households, community groups and urban farms. We are committed to becoming a leader in the field of smart farming solution services, focused on vertical and hydroponic farming. From time to time, we may continue to modify aspects of our business model relating to our products and services. For example, while we were previously engaged in sales of Ginseng products, we switched our focus to smart farming solution services in 2023. We do not know whether these or any other modifications will be successful. The evolution of and modifications to our business model will continue to increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business model are likely to have similar effects. Further, any new products or services we offer that are not favorably received by the market could damage our reputation or our brand. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

If demand for our FaaS products and services does not develop as expected, our projected revenues and profits may not materialize.

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

Our brand and reputation may be diminished due to real or perceived quality, food safety, or environmental issues with our FaaS products, which could negatively impact our business, reputation, operating results and financial condition.

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

Risks Related to Our Bioengineering Initiatives

Our bio-engineering initiatives are at an early stage and may not succeed.

Our bio-engineering activities commenced in 2025 and remain at an early stage of development. We have only recently established laboratory capabilities and initiated research efforts, including the development of recombinant human lactoferrin (rhLF). As our commercial customers increasingly seek ways to develop and sell products derived from the agricultural products they cultivate, we have expanded into bio-engineering and plan to use high-quality agricultural products produced by these customers as raw materials in our bio-engineering activities. However, there can be no assurance that our research efforts will result in commercially viable products, scalable processes or revenue-generating operations, or that our bio-engineering initiatives will effectively address the challenges faced by our existing business. While we have reported the development of a first-generation recombinant yeast strain, this milestone represents an early-stage achievement. Significant additional research, development, testing, optimization and regulatory review will be required before any commercial product can be launched, and early success in laboratory settings may not translate into viable or scalable commercial outcomes. If we fail to successfully develop or commercialize bio-engineered products, or if these initiatives do not achieve their intended strategic objectives, we may not realize a return on our investments, and our business, financial condition and results of operations could be materially adversely affected.

We depend on third-party collaborators for our bio-engineering development, exposing us to execution, performance and compliance risks.

We rely on third-party consultants and collaborators, particularly Bioboost Synbio Consulting Inc. (“Bioboost”), a British Columbia-based firm specializing in biotech lab setup and operational readiness, for critical aspects of our bio-engineering development, including laboratory setup, operational readiness, regulatory compliance guidance and joint research and development activities. Our collaboration involves milestone-based payments and defined development timelines. Any failure by Bioboost to perform its obligations, delays in deliverables, disagreements over technical direction or termination of the relationship could materially disrupt our development plans and delay commercialization. In addition, our reliance on external expertise for laboratory construction, equipment installation, personnel training and operational audits exposes us to execution and compliance risks. If these activities are not properly carried out, or if our laboratories fail to meet applicable biosafety, environmental or operational standards, we may experience delays, incur increased costs, face regulatory penalties or be unable to conduct research activities, any of which could materially and adversely affect our business.

Our bio-engineering operations are subject to stringent biosafety and regulatory requirements, and our products face lengthy and uncertain approval processes.

We have secured Biosafety Level 3 (P3/BSL-3) laboratory resources at the Hong Kong-Shenzhen Innovation and Technology Park (HSITP) to support our precision fermentation R&D. Operation of BSL-3 facilities in Hong Kong and China is subject to stringent, multi-agency oversight, including environmental impact assessments, biosafety approvals from relevant PRC and Hong Kong authorities, waste management requirements, dangerous goods handling regulations and emergency response protocols. In addition, our laboratories and bio-engineering activities must comply with complex and evolving biosafety, chemical handling, environmental and other regulatory requirements in the jurisdictions in which we operate.

Any failure to comply with applicable laws and standards (including PRC national standard GB 50346-2011 and related regulations), or any laboratory incident, accident, contamination event or adverse policy change (including heightened U.S.-China technology controls or export restrictions on biological materials), could result in the immediate suspension or revocation of our laboratory access, significant fines, civil or criminal liability, remediation costs or permanent shutdown of our bio-engineering platform. Such events could materially impair our ability to develop and commercialize products such as recombinant human lactoferrin (rhLF).

In addition, our initial focus on rhLF as a food ingredient is subject to lengthy, uncertain and evolving regulatory review processes, including FDA GRAS determinations or equivalent novel food approvals in other jurisdictions. Historical regulatory reviews of certain rhLF products have been withdrawn due to unresolved safety concerns, including immunogenicity, immunotoxicity and allergenicity. Any delay, denial of approval, or requirement for additional clinical or preclinical data could postpone commercialization by multiple years or render the product commercially unviable. During such time, we may continue to incur substantial research and development expenses, laboratory costs and milestone payments without generating corresponding revenue, which could materially and adversely affect our business, financial condition and results of operations.

Our bio-engineering initiatives depend on complex technologies that may not achieve commercial viability.

Our bio-engineering initiatives rely on precision fermentation and synthetic biology platforms developed in collaboration with Bioboost. pursuant to an 18-month agreement entered into in January 2026. These platforms involve complex processes, including strain engineering, fermentation optimization, downstream purification and scale-up of high-value recombinant proteins such as recombinant human lactoferrin (rhLF). There can be no assurance that we will successfully achieve commercially viable yields, required purity levels, cost-efficient production or adequate product stability. These technologies are subject to significant technical risks, including strain instability, contamination, process inefficiencies and difficulties in scaling production from laboratory to commercial levels. Any failure to overcome these challenges could result in delays, increased costs or the inability to commercialize our bio-engineered products, which could materially and adversely affect our business, financial condition and results of operations.

Our collaboration arrangements involve milestone-based payments and may require additional financial commitments.

Under our collaboration with Bioboost, we are required to make milestone-based payments totaling approximately $580,000 over an 18-month period. These payments are tied to the achievement of specified development milestones and are subject to the progress and scope of the collaboration. However, our actual costs may exceed current expectations due to a variety of factors, including additional research requirements, delays in achieving milestones, changes in project scope, or the need for further technical development beyond the initial plan. In addition, as our bio-engineering initiatives evolve, we may need to enter into additional agreements, expand existing collaborations, or invest in further research, equipment and infrastructure. These activities could require substantial additional capital expenditures. If we are unable to accurately forecast or control these costs, or if we are required to commit additional financial resources beyond our current expectations, our liquidity, cash flows and overall financial condition could be materially adversely affected.

We face significant competition, execution challenges and market uncertainty in commercializing our bio-engineered products.

The precision fermentation and synthetic biology markets are highly competitive and characterized by significant technological barriers, with established players possessing extensive patent portfolios, technical expertise and scale advantages. Even if we successfully develop recombinant human lactoferrin (rhLF) or other bio-engineered products, we may face pricing pressure, slower-than-expected market adoption, or competition from alternative proteins and substitute products. Our ability to execute our dual-pillar strategy also depends on retaining key scientific talent and maintaining sufficient management bandwidth, and any loss of such personnel or failure to effectively manage our growth strategy could materially delay our development and commercialization efforts.

In addition, our ability to commercialize bio-engineered products depends on market acceptance and downstream demand. Our initial target product, rhLF, is intended for use in high-value applications such as infant nutrition and pharmaceuticals, and its commercial success will depend on factors including regulatory approval, demonstrated safety and efficacy, cost competitiveness and customer adoption. Even if successfully developed and approved, our products may not achieve sufficient market demand to justify our investment.

Our bio-engineering strategy depends on our ability to recruit and retain specialized personnel.

Our bio-engineering operations require highly skilled personnel with specialized expertise in areas such as synthetic biology, precision fermentation, bioprocess engineering and regulatory compliance. The market for such talent is highly competitive, and qualified professionals are in limited supply. We must compete with established biotechnology companies, research institutions and other well-funded organizations that may offer more attractive compensation packages, resources and career opportunities. If we are unable to attract, train and retain qualified personnel in a timely manner, our research and development efforts may be delayed, our ability to execute our strategy may be impaired, and our operational efficiency may suffer. In addition, the loss of key personnel or the inability to build a capable team could disrupt ongoing projects, result in loss of institutional knowledge and adversely affect our ability to achieve our development and commercialization objectives.

Our bio-engineering facilities and operations may be subject to operational and safety risks.

Laboratory operations involve inherent risks, including equipment malfunction or failure, human error, contamination of biological materials, chemical exposure, fire hazards and other safety incidents. These risks may be heightened in bio-engineering environments involving fermentation processes, biological agents and specialized equipment. Although we intend to implement safety protocols, training programs and compliance procedures, such measures may not be sufficient to prevent all incidents. Any operational failure or safety incident could result in personal injury, damage to property or equipment, loss of research materials, interruption of operations and delays in development activities. In addition, such incidents could subject us to regulatory scrutiny, investigations, fines or other enforcement actions, as well as potential legal liability. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and reputation.

Our dual-pillar strategy may divert management attention and introduce operational complexity, which could adversely affect our business.

Our growth strategy is based on integrating two distinct business pillars: (i) smart farming and (ii) bio-engineering. The development of our bio-engineering platform requires significant management attention, capital investment and operational focus, which may divert resources away from our existing smart farming business. As a result, we may experience reduced focus on our core operations, potentially impacting execution, customer relationships and overall performance in our established markets. In addition, operating across these two business pillars introduces substantial operational complexity. We must manage and coordinate different technologies, supply chains, regulatory frameworks and customer bases, each with distinct requirements and risks. Successfully executing this strategy requires effective allocation of financial and human resources, as well as the ability to integrate and manage diverse operations.

If we are unable to balance resource allocation, maintain operational efficiency or effectively integrate our smart farming and bio-engineering activities, our business, financial condition and growth prospects could be materially and adversely affected.

Our cross-border operations expose us to geopolitical, regulatory and supply chain risks.

Our P3 laboratory is located in the Hong Kong-Shenzhen Innovation and Technology Park (HSITP), which exposes us to heightened geopolitical and cross-border risks. These include risks arising from U.S.-China tensions that may affect technology transfer, data localization requirements, talent mobility and export controls on biological materials, equipment or related technologies. Changes in applicable laws, regulations or government policies in any of the jurisdictions in which we operate could disrupt our operations or increase compliance costs. In addition, our operations are subject to currency fluctuations, including among RMB, HKD and CAD, which may impact our costs and financial results. We also rely on the availability of specialized inputs and equipment for precision fermentation, and any supply chain disruptions could delay our research and development activities. Differences in legal and regulatory regimes, including intellectual property protection and enforcement across jurisdictions, may further increase operational complexity and risk. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

Our recent memorandum of understanding for the development of an open yeast platform is non-binding and may not result in a definitive agreement or commercially viable outcomes.

On April 20, 2026, our wholly owned subsidiary, Pinnacle Food AgTech HK Limited, entered into a non-binding memorandum of understanding (the “MOU”) with the Open Yeast Collection, an open-source library of DNA parts for assembling genetic constructs in yeast cells, and Bioboost to explore the potential development of an open yeast patform hub at the Hong Kong-Shenzhen Innovation and Technology Park. The contemplated platform consists of two components: (i) the Open Yeast Collection, an open-source library of standardized DNA parts for assembling genetic constructs in yeast cells, established in 2021, and (ii) the Open Yeast Strain Bank, an open-access repository of yeast strains. Both the DNA parts and yeast strains are distributed under an Open Material Transfer Agreement (an “OpenMTA framework”), a standardized legal mechanism that enables open sharing and redistribution of biological materials while preserving attribution and access rights. The MOU establishes a preliminary framework for cooperation and does not create binding obligations on the parties to proceed with the proposed project. As a result, there can be no assurance that the parties will enter into definitive agreements, agree on final terms, or successfully implement the contemplated platform. The development of the open yeast platform is subject to numerous uncertainties, including technical feasibility, alignment of strategic objectives among the parties, availability of funding, regulatory approvals, and the ability to integrate open-source biological materials and infrastructure under an OpenMTA framework into a scalable and commercially viable platform. In addition, the open-access nature of the Open Yeast Collection and Open Yeast Strain Bank may present challenges in intellectual property protection, quality control, traceability of materials and compliance with applicable biosafety and regulatory requirements. Furthermore, we expect to rely on third-party collaborators, including Bioboost, for consulting and technical integration services. Any failure by such parties to perform their obligations, delays in project execution, or disagreements among the parties could result in increased costs, project delays or termination of the initiative. If we are unable to successfully advance this initiative, or if the open yeast platform does not achieve its intended technological or commercial objectives, we may not realize any return on our investment, and our business, financial condition and results of operations could be materially and adversely affected.

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

We depend on third-party intellectual property and a consolidation strategy, which expose us to significant IP, litigation and acquisition risks.

We rely on our collaboration with Bioboost for core technology and intellectual property, and we intend to expand our capabilities by acquiring fragmented synthetic biology intellectual property assets as part of our “consolidator” strategy. These arrangements expose us to a number of risks, including potential disputes over intellectual property ownership, licensing restrictions, or termination of our agreement with Bioboost. Any limitation on our ability to access or use key technologies could materially impair our research, development and commercialization efforts.

In addition, the synthetic biology industry is highly competitive and characterized by extensive patent activity and litigation. We or our partners may be subject to third-party claims of infringement or challenges to the validity or enforceability of our intellectual property rights. Such disputes could result in costly litigation, injunctions, delays in development or commercialization, or the imposition of significant royalty or licensing obligations. Our strategy of acquiring intellectual property assets also involves numerous risks, including the risk of overpaying for assets, difficulties in integrating acquired technologies or teams, undiscovered liabilities, cultural mismatches, regulatory or antitrust scrutiny and potential goodwill impairment charges. If we are unable to successfully execute this strategy or realize anticipated benefits from acquisitions, our ability to build and maintain a competitive bio-engineering platform could be materially and adversely affected.

Risks Related to Doing Business in Canada and Hong Kong and Being Incorporated in the Cayman Islands

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

The fact that we have an operating subsidiary located in Canada means that we may be considered a Canadian entity for the purposes of the Investment Canada Act (Canada) (the “ICA”). The ICA subjects an acquisition of control by a non-Canadian entity to Canadian federal government review if the value of the target company’s assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. The ICA also allows the Canadian federal government to review investments of any size for national security concerns. An ICA review could prevent or delay a change of control and accordingly may eliminate or limit opportunities for shareholders to benefit from such a transaction.

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

We are exposed to risks associated with conducting business in Hong Kong, including regulatory, economic, and geopolitical uncertainties.

Our operations include a bio-engineering laboratory and research and development activities in Hong Kong, as well as commercial activities conducted through our Hong Kong subsidiary, including sales of our PFAI Model A+ containerized smart farming systems to customers in overseas markets. As a result, our business is subject to the legal, regulatory, economic and political environment in Hong Kong. Any changes in these conditions could adversely affect our operations, financial condition and results of operations.

Hong Kong is a special administrative region of the PRC and its legal, regulatory and political environment may be influenced by developments in the PRC. Changes in laws, regulations, or their interpretation and enforcement in Hong Kong, including those relating to biotechnology research, environmental and safety standards for agricultural systems, data security, import and export controls, cross-border technology collaboration, and international sales activities, could result in increased compliance costs, operational restrictions, supply chain disruptions, or delays in our research, manufacturing coordination, and commercialization activities.

In addition, geopolitical tensions, including those involving the PRC, the United States and other jurisdictions, may affect Hong Kong’s economic conditions, international trade environment, and its status as a global financial and innovation hub. Such tensions could lead to increased regulatory scrutiny, trade restrictions, sanctions, limitations on technology transfer, or reduced access to international partners, suppliers, logistics channels, funding, or markets. These developments may adversely impact our ability to conduct research collaborations, coordinate manufacturing with third parties, deliver products to customers in overseas markets, source materials, or commercialize our bio-engineering and smart farming initiatives.

Furthermore, uncertainties in Hong Kong’s economic conditions, including fluctuations in capital markets, investor sentiment, and overall business activity, may affect our ability to raise capital, expand operations, or achieve anticipated growth from our Hong Kong-based activities. Any deterioration in the business environment in Hong Kong could also negatively affect our strategic plans, including the development of our precision fermentation platform and related international operations. As a result of the foregoing, our Hong Kong operations may be subject to heightened risks and uncertainties, and any adverse developments in Hong Kong could materially and adversely affect our business, financial condition and results of operations.

The enactment of Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and related international sanctions laws could impact our operations in Hong Kong.

We maintain a bio-engineering laboratory in Hong Kong and conduct research and development activities and certain commercial operations through our Hong Kong subsidiaries. As a result, our business is subject to the legal, regulatory and policy environment in Hong Kong. On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC adopted the Hong Kong National Security Law, which defines the duties and government bodies for safeguarding national security in Hong Kong and establishes four categories of offences—secession, subversion, terrorist activities, and collusion with foreign countries or external elements to endanger national security—and their corresponding penalties. In addition, on July 14, 2020, the United States enacted the Hong Kong Autonomy Act (“HKAA”), which authorizes the U.S. government to impose sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. The HKAA also provides for secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct significant transactions with sanctioned persons. Such sanctions may directly or indirectly affect financial institutions, counterparties, or other market participants that engage in business with sanctioned entities.

Given our research activities, cross-border collaborations, and international sales in Hong Kong, we may be exposed to regulatory uncertainties and compliance risks relating to data usage, technology transfer, international cooperation, and cross-border capital flows. Although we do not believe that we are currently in violation of the Hong Kong National Security Law or the HKAA, the interpretation and enforcement of these laws remain uncertain and may change in the future.

The full impact of the Hong Kong National Security Law and the HKAA on Hong Kong and companies operating there remains difficult to predict. If our Hong Kong subsidiary or its activities are determined by relevant authorities to be in violation of applicable laws or become subject to sanctions or restrictions as a result of geopolitical developments, our research and development activities, business operations, ability to access financing, and relationships with international partners could be materially and adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

During the audit of our financial statements for the year ended December 31, 2025, a material weakness was identified in the design and operating effectiveness of our internal control over financial reporting. The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

We intend to hire additional qualified personnel to strengthen our operations, and we are in the process of establishing relevant policies and procedures to further enhance our internal control framework. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

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

On April 30, 2025, Pinnacle Food Investment Limited (“Pinnacle BVI”) was incorporated in the British Virgin Islands, with Pinnacle Cayman as its sole shareholder, owning 100% of its equity interests.

On May 27, 2025, Pinnacle Food Agtech HK Limited was incorporated in Hong Kong, with Pinnacle BVI as its sole shareholder, owning 100% of its equity interests.

On May 27, 2025, Pinnacle Food Trading HK Limited was incorporated in Hong Kong, with Pinnacle BVI as its sole shareholder, owning 100% of its equity interests.

On July 14, 2025, Dingfengzhipin Agri-Tech (Beijing) Co., Ltd. was established in the PRC as a wholly owned subsidiary of Pinnacle Food Agtech HK Limited.

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

B. Business Overview

We are a Canada-based provider of smart farming solutions and an emerging participant in bio-engineering, focused on vertical and hydroponic farming, greenhouse farming, and precision fermentation technologies. Prior to our initial public offering in April 2025, we primarily served individual households and community groups by providing hydroponic growing systems and planting services under our Farming as a Service (“FaaS”) model. Following the IPO, we have strategically shifted our primary focus to commercial clients. We now provide businesses with community-scale hardware alongside professional planting and maintenance services. This transition has driven a rapid increase in revenue contribution from commercial customers, while we continue to serve individual households and community groups.

Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks, and consumables such as seeds, grow sponges, and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications to manage growing conditions, environmental design consulting, equipment installation, and ongoing agricultural technical support to our users.

In addition to our smart farming operations, we are expanding our business to include bio-engineering activities, with a focus on the development of biological proteins using precision fermentation technologies. In November 2025, we initiated efforts to utilize high-quality agricultural products as input materials for bio-engineering applications and established two bio-engineering laboratories, one in Hong Kong and one in Canada, to support testing, extraction of base materials, and early-stage protein synthesis. In April 2026, we also entered into a non-binding memorandum of understanding to explore the development of an open yeast platform to support related research and collaboration.

Our FaaS Products and Services

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

On March 15, 2023, we entered into a Technical Development and Hardware Integration Service Cooperation Agreement with Ganghua Weijia Investment Limited (“Ganghua”), located in Hong Kong, and Shanghai E-shine Tel Limited (“E-shine”), located in Shanghai. These two third-party vendors were engaged to develop big data structures and machine learning models for us in three phases over a three-year period. Following the completion and final acceptance of the first phase of the project, US$1,140,000 had been paid as of December 31, 2024, with the remaining balance fully settled in January 2025. In July 2025, we entered into a supplemental agreement for the second phase of the project, which focuses on vertical farming applications, including precision crop growth optimization and automated environmental control. Under this second-phase project, we are collaborating with Ganghua and E-shine on AI model training and deployment. The total contract value for the second phase is approximately US$2.9 million, of which US$1.45 million was paid as an advance in July 2025. The second-phase project was completed in April 2026. Ganghua and E-shine were responsible for settling their respective accounts. We retain the intellectual property rights for the database and machine learning algorithm architecture developed by Ganghua and E-shine.

Our current services enable household users to remotely monitor data changes and receive system-generated prompts. For community farms, urban farms and greenhouse-based agricultural operations, we are developing automated control capabilities, including the automated delivery of nutrients, activation of water circulation systems, and regulation of temperature, together with related technical support services.

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

PFAI Model A+ for Community Groups

Starting in 2025, in response to operational challenges faced by community farms, including the impact of humidity on indoor structures, we designed and developed an upgraded hydroponic growing system, the PFAI Model A+ containerized smart farming system. This system is a standardized and modular solution built within a containerized structure, which enables transportation and rapid deployment and supports multi-layer vertical farming, resulting in increased yield per unit area. We have engaged Seonwo to manufacture the PFAI Model A+ systems on a customized basis and to provide a one-year after-sales warranty. The system integrates environmental control technologies with automation and sensor-based monitoring, allowing for the regulation of key growing conditions, including temperature, humidity, carbon dioxide (CO₂) levels and lighting. Through a hydroponic system, nutrient solutions are delivered in a controlled manner, enabling integrated water and nutrient management. The PFAI Model A+ system is designed to provide a controlled and replicable growing environment, supporting efficient and consistent agricultural production. We began commercial sales of the PFAI Model A+ system through Pinnacle Food Trading HK Limited, our Hong Kong subsidiary in July 2025. During 2025, we completed sales of two premium configurations and eight standard configurations to customers in Canada and New Zealand. The current selling price is approximately $240,000 for a premium system and $190,000 for a standard system.

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

PFAI Model T for Greenhouse-Based Commercial Farming

In the second half of 2025, we completed the development of the PFAI Model T system. The PFAI Model T is designed as a controlled environment agriculture production system for large-scale greenhouse-based commercial farming operations. The system utilizes high-transparency glass greenhouse structures and integrates environmental control systems, automation equipment and data analytics platforms to enable precision management of crop growth and support industrialized, data-driven agricultural production. The core of the PFAI Model T system is its environmental control capability, which enables the monitoring and adjustment of key factors affecting crop growth. These include temperature, humidity, lighting (including shading and supplemental lighting), carbon dioxide (CO₂) concentration, ventilation and integrated water and nutrient delivery (fertigation). The system incorporates sensor networks that continuously collect environmental and crop data and transmit such data to a centralized platform, enabling remote monitoring and control. Data-driven models are used to adjust parameters dynamically based on crop type and growth stage, supporting more consistent and efficient agricultural operations. The materials and components used in the PFAI Model T system are sourced from multiple suppliers, including Seonwo and the Amazon website. In December 2025, we provided consulting, design and pre-construction services for a 32-acre greenhouse-based PFAI Model T project in British Columbia, Canada. In March 2026, we entered into a general contracting agreement for this Model T project and commenced construction.

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

FaaS Nexus Service Subscriptions

We plan to launch FaaS Nexus service subscription packages by the end of 2026. The FaaS Nexus service subscription packages are designed for customers of our PFAI Model T systems and are intended to support the establishment and operation of data-driven, controlled environment agricultural production systems. The FaaS Nexus service subscription packages are expected to include on-site support services provided by agricultural professionals, as well as periodic inspections by pest and disease specialists. These services are intended to assist customers in planning and managing crop production processes within greenhouse-based farming environments. The services are expected to cover multiple aspects of agricultural production, including crop selection and planting planning, seed and seedling management, nutrient solution and fertigation system management, and environmental control optimization. In addition, the service packages are intended to support operational activities such as harvesting, grading and related post-harvest handling processes. Through these service subscription packages, we intend to assist customers in establishing standardized and repeatable production processes and in managing agricultural operations more efficiently.

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

The table below indicates each party’s role in designing, developing, manufacturing and selling our products and services.

Products/Services	Design and Development	Manufacture/Assembly	Sales
Model S	Designed and developed by Pinnacle and Banjia	Manufactured by Banjia	Sold through our distributors
Model M	Off-the-shelf product purchased from Banjia and Seonwo	Manufactured by Seonwo and Banjia	Sold through our distributors
Model A	Designed and developed by Pinnacle	Assembled by Pinnacle	Sold by Pinnacle
Model A+	Designed and developed by Pinnacle	Manufactured by Seonwo	Sold by Pinnacle
Model R	Designed and developed by Pinnacle	Assembled by Pinnacle	Sold by Pinnacle
Model T	Designed and developed by Pinnacle	Assembled by Pinnacle	Sold by Pinnacle
FaaS Lite	Designed and developed by Pinnacle	N/A	To be sold by our distributors
FaaS Plus	Designed and developed by Pinnacle	N/A	To be sold by our distributors
FaaS Pro	Designed and developed by Pinnacle	N/A	Sold by Pinnacle
FaaS Enterprise	Designed and developed by Pinnacle	N/A	Sold by Pinnacle
FaaS Nexus	Designed and developed by Pinnacle	N/A	To be sold by Pinnacle

Bio-Engineering Initiatives and Recent Development

In 2025, in response to challenges in agricultural product sales reported by our commercial customers, we began exploring the use of high-quality agricultural products as input materials for bio-engineering applications. By the end of 2025, we had established two bio-engineering laboratories focused on testing and extracting base materials from agricultural products and on synthesizing biological proteins using precision fermentation technology.

Entry Into a Consulting Agreement

On November 6, 2025, Pinnacle Food Inc., our wholly owned subsidiary, entered into a consulting agreement with Bioboost. Under the agreement, Bioboost will provide advisory services in connection with our planned establishment of a bioengineering and testing laboratory, including guidance on lab construction in compliance with applicable biosafety, chemical storage, and environmental regulations, as well as equipment sourcing and installation, personnel recruitment, staff training, and post-construction operational audits. The consulting engagement is intended to support our strategic initiative to expand its smart agriculture innovation platform into bioengineering applications and to support its future growth.

Entry Into a Research and Technology Collaboration Agreement

On January 20, 2026, Pinnacle Food AgTech HK Limited, our wholly owned subsidiary, entered into a joint collaboration and R&D agreement with Bioboost. Under the agreement, we will collaborate on the joint development of high-value bioproducts using precision fermentation and synthetic biology, including the development of recombinant human lactoferrin. The collaboration also includes technical consulting, ecosystem scouting, and evaluation of strategic opportunities in the fields of agricultural technology, food technology, and biotechnology. The agreement contemplates an approximately 18-month development period and milestone-based payments in the aggregate amount of approximately $580,000. The collaboration is intended to align with the Company’s strategy to expand capabilities in smart agriculture, biotechnology, and advanced fermentation platforms.

Precision Fermentation R&D Program

On April 15, 2026, we announced that our research team had achieved a technical milestone in its precision fermentation R&D program at our laboratory in Hong Kong. Specifically, the team developed a first-generation recombinant yeast strain for the production of recombinant human lactoferrin (“rhLF”) using a methanol-free Pichia fermentation method accessed through our research collaboration with Bioboost. This methanol-free platform is designed to reduce fire hazards, lower operational costs, and eliminate toxic residue as compared to traditional methanol-based fermentation methods, which may make it more suitable for high-purity infant nutrition and pharmaceutical applications. The milestone is intended to support our strategy of expanding its bio-engineering capabilities and advancing toward becoming a business-to-business manufacturer and supplier of high-value biological ingredients.

Entry Into a Memorandum of Understanding

On April 20, 2026, we entered into a non-binding MOU with Open Yeast Collection and Bioboost. The MOU sets forth a framework to explore the development of an open yeast platform hub at the Hong Kong-Shenzhen Innovation and Technology Park. The contemplated open yeast platform consists of two components: (i) the Open Yeast Collection, an open-source library of DNA parts for assembling genetic constructs in yeast cells, originally established in 2021, and (ii) the Open Yeast Strain Bank, an open-access repository of yeast strains. Both the DNA parts and yeast strains are distributed under an OpenMTA framework, a standardized legal framework that enables open sharing and redistribution of biological materials while preserving attribution and access rights. Under the MOU, Bioboost is expected to provide consulting and technical integration services in connection with the potential development of the platform.

Our Technical Advantages

Big data plays a key role in our smart farming business. By collecting a large amount of planting data, including environmental parameters such as light, temperature, humidity, nutrient solution concentration, and carbon dioxide concentration, we analyze and apply these data in real time through machine learning algorithms, to learn whether and how to adjust environmental parameters, and create conditions most suitable for plant growth. Such precise control not only help our customers improve output and quality, but also effectively reduce resource costs.

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

Our Model A and Model A+ community hydroponic growing systems are marketed by us through direct sales by online promotion and offline services. We promote equipment services (i.e. equipment selection, procurement and installation) and technical support together to customers. We don’t incur material marketing costs because customers typically inquire about the company’s products and services online, through which we communicate with the customer and execute sales. Our marketing plan for the Model R urban hydroponic growing system is to promote this product online and participate in direct sales efforts at global farm products exhibitions. We market and sell our PFAI Model T systems and related agricultural solutions through direct sales.

We plan to increase our marketing and promotional efforts, including expanding our sales team and enhancing our digital marketing capabilities, to further develop brand awareness and support our distribution network. We also intend to increase sales in our existing markets and expand our distributor network into additional geographic regions.

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

On May 25, 2023, we filed an application for the trademark registration of PFAI in Canada and the registration was completed on February 9, 2026. On April 19, 2024, we also filed a design patent applications for the PFAI Model S in Canada and it was successfully registered on February 26, 2025.

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

D. Property, Plants and Equipment

Our headquarters are located in Vancouver, Canada. Prior to May 2025, we lease an aggregate of approximately 738 square feet of office space under a lease until December 31, 2029 at a monthly rent of CAD4,133 (approximately US$3,016). In May 2025, we entered into a new lease agreement for our office premises, expanding the leased area to approximately 1,840 square feet. The current lease has a term expiring on April 30, 2030, with a monthly rent of CAD10,304 (approximately US$7517.3), and may be renewed upon mutual agreement of the parties at least 60 days prior to its expiration.

On August 8, 2025, we acquired a commercial unit with an area of approximately 3,009 square feet for use as a laboratory facility in Port Coquitlam, British Columbia, Canada, at a purchase price of CAD1,800,000 (approximately US$1,313,190). In addition, we lease a laboratory facility in Hong Kong with an area of approximately 2,195 square feet at a monthly rent of HKD76,825 (approximately US$9,816). The lease has a term of three years expiring on November 30, 2028, and does not include a renewal option.

We believe that our current facilities are adequate to operate our business at this time.

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

A. Operating Results

Overview

We are a Canada-based provider of smart farming solutions and an emerging participant in bio-engineering, focused on vertical and hydroponic farming, greenhouse farming, and precision fermentation technologies. Prior to our initial public offering in April 2025, we primarily served individual households and community groups by providing hydroponic growing systems and planting services under our Farming as a Service (“FaaS”) model. Following the IPO, we have strategically shifted our primary focus to commercial clients. We now provide businesses with community-scale hardware alongside professional planting and maintenance services. This transition has driven a rapid increase in revenue from commercial customers, while we continue to serve individual households and community groups.

Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks, and consumables such as seeds, grow sponges, and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications to manage growing conditions, environmental design consulting, equipment installation, and ongoing agricultural technical support to our users.

In addition to our smart farming operations, we are expanding our business to include bio-engineering activities, with a focus on the development of biological proteins using precision fermentation technologies. In November 2025, we initiated efforts to utilize high-quality agricultural products as input materials for bio-engineering applications and engaged a consulting firm to commence the construction of two bio-engineering laboratories, one in Hong Kong and one in Canada, to support testing, extraction of base materials, and early-stage protein synthesis. The Hong Kong laboratory was placed in service in December 2025 and the construction of bio-engineering laboratory in Canada was still in progress as of April 30, 2026. In April 2026, we also entered into a non-binding MOU to explore the development of an open yeast platform to support related research and collaboration.

Prior to entering the smart farming solution business in 2023, we were engaged in the sale of ginseng and provided consulting services with respect to the cultivation of ginseng. We ceased to sell ginseng and provide consulting service with respect to its cultivation in 2023 to concentrate on our smart farming solution business.

For the years ended December 31, 2025 and 2024, we generated revenue of US$3.4 million and US$3.3 million , respectively, from our smart farming business.

For a discussion of our operating results for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on July 15, 2025.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations.

Our ability to continue as a going concern

As of December 31, 2025, we incurred operating losses and negative cash flows from operations. Management expects operating losses to continue for the foreseeable futureand has primarily funded these losses through debt financing and equity financing. We incurred a net loss of US$1.9 million in the year ended December 31, 2025 and have an accumulated deficit of US$1.1 million as of December 31, 2025. As of December 31, 2025, the Company had US$0.9 million in cash on hand with current liabilities amounting to US$2.4 million. Losses are anticipated in the ongoing development of the Company’s business and therefore can be no assurance that the Company will be able to achieve profitability.

In order to enable our company to operate as a going concern we will need, among other things, additional capital resources. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be adversely affected including suspension of business operations. These factors raise substantial doubt regarding our ability to continue as a going concern.

Our ability to increase the number of our customers and suppliers

During the year ended December 31, 2025, our top three customers accounted for approximately 83% of our total revenue, consisting of 47% from model sales, 24% from the construction of smart farming systems and 12% from consulting service.  In 2025, we continued our strategic transition from primarily serving individual household (consumer) users to focusing on commercial and enterprise customers. Seonwo, our principal supplier, accounted for 47% of our total purchases of materials and outsourced production costs in 2025.

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

Results of Operations

Explanation of Key Income Statement Items

Revenues

During the year ended December 31, 2024, we have generated revenues primarily from the sale of smart farming packages to distributors in Canada and New Zealand, which accounted for US$2.7 million (83%) of total revenues. During the year ended December 31, 2025, sales to commercial and enterprise customers accounted for approximately 59% of our revenue, construction of smart farming systems accounted for approximately 22% of our revenue, consulting services income accounted for approximately 12% of our revenue, and our remaining revenue was attributable to sales to distributors and FaaS services.

Costs of revenues

Costs of revenues consist of smart farming system outsourcing production costs, amortization and depreciation, inventory write-downs, purchases of other supplies and salary and benefits for employees involved in construction and providing FaaS services related to the smart farming systems.

Operating expenses

Our operating expenses primarily consist of general and administrative expenses, selling expenses and research and development expenses. General and administrative expenses generally consist of employee salaries, impairment charges, provisions for expected credit losses, provisions for current office rents and professional fees.

Results of Operations

Revenue

The following table outlines the composition of our revenue streams in the three years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	US$	US$
Smart farming
Recognized at point in time;	2,066,128	2,736,728
Recognized over time;
– Construction services	756,904	497,884
– Consulting services	400,630	—
– FaaS Services	189,400	55,250
Total	3,413,062	3,289,862

Our revenues increased by US$0.1 million, or 3.7%, to US$3.4 million for the year ended December 31, 2025 compared to approximately US$3.3 million for the year ended December 31, 2024. Sales of smart farming systems remained stable compared to the fiscal 2024. During the year ended December 31, 2025, we sold over 600 smart farming systems. During the year ended December 31, 2025, sales to commercial and enterprise customers accounted for approximately 59% of our revenue, construction of smart farming systems accounted for approximately 22% of our revenue, consulting services income accounted for approximately 12% of our revenue, and the remaining revenue was attributable to sales to distributors and FaaS services. During the year ended December 31, 2025, 71% of our smart farming systems revenues were generated in Canada and 29% were generated in New Zealand.

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

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the three years ended December 31, 2025 and 2024:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
	US$	US$
Amortization	139,038	141,880
Depreciation	154,110	196,575
Freight expense	9,300	4,308
Payroll expenses	214,007	23,338
Write-down of inventory	40,063	—
Construction cost (subcontract costs and construction materials)	524,757	104,311
Outsourced smart farming systems purchase costs	1,025,826	1,263,932
Total	2,107,101	1,734,344

Costs of revenue increased by US$0.4 million, or 21%, during the year ended December 31, 2025, compared with the same period in 2024. The increase was primarily attributable to higher payroll expenses and the higher construction costs incurred during the year.

Our overall gross profit margin decreased from 47% for the year ended December 31, 2024 to 38% for the same period in 2025, primarily due to higher payroll expenses resulting from an increase in headcount and a greater increase in construction costs compared to the growth in construction revenue.

Operating expenses

Our operating expenses primarily consist of general and administrative expenses, selling expenses and research and development expenses. General and administrative expenses generally consist of employee salaries, impairment charges, provisions for expected credit losses, provisions for current office rents and professional fees.

The following table sets forth a breakdown of our operating expenses for the three years ended December 31, 2025 and 2024:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
	US$	US$
Selling expenses	613,265	65,116
General and administrative expenses	2,442,669	820,565
Research and development expenses	171,972	55,001
Total operating expenses	3,227,906	940,682

Our operating expenses increased by US$2.3 million during the year ended December 31, 2025 compared with the same period in 2024. This increase was primarily attributable to increased advertising and promotion expenses of US$0.5 million, higher employee salaries of US$0.8 million, increased travel expenses of US$0.3 million, the recognition of an impairment of property, plant and equipment of US$0.1 million, higher provision for expected credit losses of US$0.06 million and increased research and development expenses of US$0.1 million.

Income tax expense

Our income tax expense decreased to US$98,400 in 2025 compared to $199,505 in 2024 due to our net loss in 2025.

Net income (loss)

Our net loss in 2025 was US$1.9 million, compared to net income of approximately US$0.3 million in 2024.

B. Liquidity and Capital Resources

As of December 31, 2025, we had approximately US$0.9 million (2024: US$0.7 million) in cash and had a working capital surplus of approximately US$2.9 million (2024: US$1.0 million).

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

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating commitments. Our working capital requirements mainly consist of costs of goods sold and general and administrative expenses. In order to continue as a going concern for the foreseeable future, we will require additional capital resources. We are actively pursuing various financing alternatives, primarily debt financing and equity financing, to fund our operations and support our medium to long-term growth. However, there can be no assurance that such financing will be available on a timely basis or on terms acceptable to us.

The issuance of additional equity securities may result in dilution to existing shareholders. If we are unable to secure adequate financing or on acceptable terms, our business, financial condition and future prospects may be materially and adversely affected.

Cash Flows for the Two Years Ended December 31, 2025 and 2024

The following table summarizes our cash flows for the periods presented:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
	US$	US$
Net cash (used in) provided by operating activities	(3,585,698)	204,347
Net cash used in investing activities	(2,755,247)	(1,098,552)
Net cash provided by financing activities	6,679,250	1,484,839
Net increase in cash	257,024	564,428
Cash at beginning of the year	685,796	121,368
Cash at end of the year	942,820	685,796

Operating Activities

Net cash used in operating activities was approximately US$3.6 million in the year ended December 31, 2025 and net cash provided by operating activities was approximately US$0.2 million in the year ended December 31,2024.

Net cash used in operating activities in the year ended December 31, 2025 was primarily attributable to our net loss of US$1.9 million, a US$1.3 million decrease in accounts payable and a US$1.2 million increase in accounts receivable. This was offset in part by US$0.7 million of non-cash items and a US$0.2 million settlement of a loan receivable. Regarding our accounts receivable, as of December 31, 2025, 28% were due from distributors to whom we offer standard credit terms of 180 days. As of April 30, 2026, 38% of accounts receivable outstanding as of December 31, 2025, amounting to US$1.7 million, had been collected.

Net cash provided by operating activities in the year ended December 31, 2024 was primarily attributable to our net income of US$0.3 million, a US$0.7 million increase in accounts payable, US$0.4 million of non-cash items, and a US$0.3 million increase in taxes payable. This was offset in part by a US$1.3 million increase in accounts receivable.

Investing Activities

Net cash used in investing activities was approximately US$2.8 million and US$1.1 million in the years ended December 31, 2025 and 2024, respectively.

In the year ended December 31, 2025, our net cash used in investing activities was primarily attributable to our purchase of property, plant and equipment for US$1.7 million and intangible assets for US$1.0 million. In the year ended December 31, 2024, our net cash used in investing activities was primarily attributable to the purchase of property, plant and equipment for US$0.8 million and intangible assets for US$0.3 million.

Financing Activities

Net cash provided by financing activities was approximately US$6.7 million and US$1.5 million in the years ended December 31, 2025 and 2024, respectively.

In the year ended December 31, 2025, our net cash provided by financing activities was primarily attributable to the US$6.4 million net proceeds from our IPO and US$1 million proceeds from a bank loan, offset by US$0.5 million loan repayment to a related party, US$0.02 million repayment of a bank loan and deferred offering costs of US$0.2 million. In the year ended December 31, 2024, our net cash provided by financing activities was primarily attributable to US$1.8 million net proceeds from a common share issuances and US$0.2 million of net advances from a related party, offset by deferred offering costs totaling US$0.5 million.

Capital Expenditures

We had capital expenditures for property, plant and equipment and intangible assets of approximately US$2.8 million and US$1.1 million in the years ended December 31, 2025 and 2024, respectively. We expect to finance future capital expenditures primarily from our cash and cash equivalents and our operating cash flows. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions and changes in the demand for our products.

Contractual Obligations

We have operating leases for an office space, laboratory and warehouse space, and for a vehicle. The lease terms for the properties (other than the vehicle) expire at various dates through November 2028 to April 2030, with the vehicle lease expiring in June 2030. The lease include options to renew at our sole discretion for the same terms and an option to purchase the vehicle upon expiration of the lease term. We have not included these options to extend or terminate in its calculation of right-of-use (“ROU”) assets or lease liabilities as it is not reasonably certain to exercise these options.

The maturities of lease liabilities as of December 31, 2025 and thereafter are as follows:

US$
2026	203,253
2027	203,253
2028 and beyond	345,015
Total minimum lease payment	751,521
Less: imputed interest	(67,372)
Total lease liabilities	684,149
Less: current potion	(173,494)
Non-current portion	510,655

In July 2025, we entered into a supplemental technology development and hardware integration services cooperation agreement for the development of . As of December 31, 2025, the remaining outstanding payable under this agreement was US$1.45 million.

In September 2025, we entered into a two-year non-revolving term loan from a bank of approximately US$1 million, bearing interest at 4.77% per annum. The facility was obtained to finance the acquisition of property, plant and equipment. As of December 31, 2025, the outstanding principal balance was US$1 million.

Other than the above contractual obligations, we did not have significant commitments, long-term obligations, or guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

Our company’s research and development strategy is data-driven. For our FaaS business, we process and analyze the information collected from sensors installed in our hydroponic growing systems at our data center using advanced big data structures and machine learning models developed by third-parties. These sensors capture environmental and growth data from the plants every ten minutes, which is then transmitted to our data center. The data is processed and refined to generate actionable insights, which are delivered to users through our mobile application. While the underlying data structures and models were originally developed by external parties, we continuously fine-tune them based on the growing environmental data from our systems. As this data set expands, we periodically update and retrain the models to capture new patterns. This approach ensures that the insights provided are data-driven, tailored to individual growing environments, and optimized over time through a feedback loop of continuous learning and refinement. We have invested in proprietary software developed for us by third parties. Our software for our FaaS hydroponic growing systems is proprietary, and we have implemented protective measures both of a legal and practical nature. Through Banjia we have obtained and registered a design patent in China and rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software.

For our bio-engineering initiatives, we are adopting the same data-driven strategy as our smart agriculture business. In the field of precision fermentation, we have established a strong complementary strategic partnership with Bioboost. Bioboost brings deep expertise in host strain optimization, green fermentation processes, and downstream processing efficiency through its methanol-free Pichia yeast platform. Meanwhile, our company leverages the big data analytics, machine learning model optimization, and continuous feedback loops developed in our smart agriculture FaaS business, extending sensor-level real-time data processing capabilities to biomanufacturing process monitoring and iterative improvement.

We enter into confidentiality agreements with our customers and other business partners to protect our technology and trade secrets. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights. See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

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

Management regularly evaluates these estimates based on historical experience, current conditions, and other factors. However, actual results could differ materially from those estimates. The principal critical accounting estimates determined by management are as follows:

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

For other financial assets, including loan receivables and other receivables (excluding Goods and Services Tax and Provincial Sales Tax receivable), the Company applies the CECL model under ASC 326, which requires the recognition of lifetime expected credit losses from the time of initial recognition. The allowance for credit losses is estimated based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions.

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

During the year ended December 31, 2025, the Company recognized an allowance for expected credit losses of US$245,753 (2024: US$90,281), reflecting the incorporation of forward-looking information and the impact of a larger and aging receivables portfolio. The Company has historically not experienced significant bad debts, and no significant changes were made in 2025 to the CECL estimation methodology or the key assumptions used in the development of the allowance. However, as the Company continues to expand its customer base and product offerings, management will reassess and refine the estimation process as needed to ensure it reflects the evolving credit risk landscape.

This estimate is inherently uncertain, and actual results may differ materially from the estimate. Any such changes will be reflected in the financial statements in the period in which they occur.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table provides information regarding our directors and executive officers:

Name	Age	Position/Title
Li Xia Du	54	Director and Chairman of the Board
Jiulong You	36	Chief Executive Officer
Wencai Pan	50	Chief Financial Officer
Cuihang Yu	33	Chief Operating Officer
Xuesong Pang	53	Director and Chief Data Officer
Yinglu Qi	42	Independent Director
Lin Chen	57	Independent Director
Yunhao Chen	50	Independent Director

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of US$589,901 in cash compensation to our executive officers and US$91,000 to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Employment Agreements and Indemnification Agreements

Jiulong You Employment Agreement

On April 1, 2022, we entered into an employment agreement with Jiulong You, pursuant to which he agreed to serve as the Manager of Pinnacle Canada. On May 1, 2025, we entered into a new employment agreement with Mr. You, pursuant to which he agreed to serve as the CEO of Pinnacle Food Group Limited. Under the agreement, Mr. You will receive a base salary and be eligible for discretionary bonus and equity awards, and is entitled to reimbursement of reasonable business expenses and other customary executive benefits. Mr. You is required to devote full business time to us and comply with confidentiality, intellectual property assignment, and non-competition and non-solicitation obligations.

We may terminate Mr. You’s employment for cause without notice or severance, other than accrued but unpaid compensation. For termination without cause, Mr. You is entitled to prior written notice or payment in lieu of notice, subject to execution of a release for any amounts exceeding statutory minimums. Mr. You may resign upon providing advanced written notice. Upon termination, Mr. You must resign from all positions held with us and our affiliates. The agreement also includes customary provisions regarding confidentiality, ownership of work product, and governing law, which is the law of Cayman Islands.

Wencai Pan Employment Agreement

On February 20, 2025, we have entered into an employment agreement with Wencai Pan, pursuant to which he agreed to serve as our Chief Financial Officers. According to this agreement, Mr. Pan is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. We may terminate Mr. Pan’s employment for cause without advance notice. For termination without cause, Mr. Pan shall be entitled to any accrued wages and bonus, if applicable. For termination by Mr. Pan, he must provide our company with sixty (60) days’ prior written notice of termination. We agreed to provide Mr. Pan with sixty (60) days’ written notice of termination, or sixty (60) days’ salary compensation in lieu of such notice. Mr. Pan has agreed to keep strict confidentiality and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of Cayman Islands.

Xuesong Pang Employment Agreement

On January 1, 2024, we entered into an employment agreement with Xuesong Pang, pursuant to which he agreed to serve as the Chief Data Officer of Pinnacle Canada. On June 1, 2025, we entered into a new employment contract with Mr. Pang, pursuant to which he agreed to serve as the Chief Data Officer of Pinnacle Food Group Limited. Under the agreement, Mr. Pang will receive a base salary and be eligible for discretionary bonus and equity awards, and is entitled to reimbursement of reasonable business expenses and other customary executive benefits. Mr. Pang is required to devote full business time to us and comply with confidentiality, intellectual property assignment, and non-competition and non-solicitation obligations.

We may terminate Mr. Pang’s employment for cause without notice or severance, other than accrued but unpaid compensation. For termination without cause, Mr. Pang is entitled to prior written notice or payment in lieu of notice, subject to execution of a release for any amounts exceeding statutory minimums. Mr. Pang may resign upon providing advanced written notice. Upon termination, Mr. Pang must resign from all positions held with us and its affiliates. The agreement also includes customary provisions regarding confidentiality, ownership of work product, and governing law, which is the law of Cayman Islands.

Cuihang Yu Employment Agreement

On January 1, 2022, we entered into an employment agreement with Cuihang Yu, pursuant to which he agreed to serve as the Marketing Manager of Pinnacle Canada. On May 1, 2025, we entered into a new employment contract with M. Yu, pursuant to which he agreed to serve as the Chief Operating Officer of Pinnacle Food Group Limited. Under the agreement, Mr. Yu will receive a base salary and be eligible for discretionary bonus and equity awards, and is entitled to reimbursement of reasonable business expenses and other customary executive benefits. Mr. Yu is required to devote his full business time to us and comply with confidentiality, intellectual property assignment, non-competition and non-solicitation obligations.

We may terminate Mr. Yu’s employment for cause without notice or severance, other than accrued but unpaid compensation. For termination without cause, Mr. Yu is entitled to prior written notice or payment in lieu of notice, subject to execution of a release for any amounts exceeding statutory minimums. Mr. Yu may resign upon providing advanced written notice. Upon termination, Mr. Yu must resign from all positions held with us and our affiliates. The agreement also includes customary provisions regarding confidentiality, ownership of work product, and governing law, which is the law of Cayman Islands.

Li Xia Du Employment Agreement

On January 1, 2024, we entered into an employment agreement with Li Xia Du, pursuant to which she agreed to serve as a director of Pinnacle Canada. On May 1, 2025, we entered into a new employment agreement with Ms. Du pursuant to which she agreed to serve as a director and Chairman of Pinnacle Food Group Limited. Under the agreement, Ms. Du will receive a base salary and be eligible for discretionary bonus and equity awards, and is entitled to reimbursement of reasonable business expenses and other customary executive benefits. Ms. Du is required to devote her full business time to us and comply with confidentiality, intellectual property assignment, and non-competition and non-solicitation obligations.

We may terminate Ms. Du’s employment for cause without notice or severance, other than accrued but unpaid compensation. For termination without cause, Ms. Du is entitled to prior written notice or payment in lieu of notice, subject to execution of a release for any amounts exceeding statutory minimums. Ms. Du may resign upon providing advance written notice. Upon termination, Ms. Du must resign from all positions held with us and our affiliates. The agreement also includes customary provisions regarding confidentiality, ownership of work product, and governing law, which is the law of Cayman Islands.

Yinglu Qi Independent Director Agreement

On May 1, 2025, we entered into an independent director agreement with Yinglu Qi, pursuant to which he agreed to serve as an independent director of the Pinnacle Food Group Limited. Under the agreement, Mr. Qi will receive monthly director fees and is entitled to reimbursement of approved expenses incurred in connection with board and committee service. Mr. Qi is not an employee and is responsible for his own taxes. Mr. Qi is required to comply with applicable laws and independence requirements, including restrictions on employment, compensation, and relationships with us and our affiliates. The agreement provides that Mr. Qi may resign at any time upon written notice, and we may terminate his appointment upon removal, disqualification, or failure to meet independence requirements.

The agreement also includes customary provisions limiting Mr. Qi’s liability (except in cases of misconduct, fraud, or knowing violations of law) and providing for broad indemnification and advancement of expenses in connection with claims arising from his service, subject to certain exceptions. The agreement is governed by the laws of the State of New York.

Lin Chen Independent Director Agreement

On May 1, 2025, we entered into an independent director agreement with Lin Chen, pursuant to which he agreed to serve as an independent director of Pinnacle Food Group Limited. Under the agreement, Mr. Chen will receive monthly director fees and is entitled to reimbursement of approved expenses incurred in connection with board and committee service. Mr. Chen is not an employee and is responsible for his own taxes. Mr. Chen is required to comply with applicable laws and independence requirements, including restrictions on employment, compensation, and relationships with us and our affiliates. The agreement provides that Mr. Chen may resign at any time upon written notice, and we may terminate his appointment upon removal, disqualification, or failure to meet independence requirements.

The agreement also includes customary provisions limiting Mr. Chen’s liability (except in cases of misconduct, fraud, or knowing violations of law) and providing for broad indemnification and advancement of expenses in connection with claims arising from his service, subject to certain exceptions. The agreement is governed by the laws of the State of New York.

Yunhao Chen Independent Director Agreement

On May 1, 2025, we entered into an independent director agreement with Yunhao Chen, pursuant to which she agreed to serve as a non-employee director of Pinnacle Food Group Limited. Under the agreement, Ms. Chen will receive monthly director fees and is entitled to reimbursement of approved expenses incurred in connection with board and committee service. Ms. Chen is not an employee and is responsible for her own taxes. Ms. Chen is required to comply with applicable laws and independence requirements, including restrictions on employment, compensation, and relationships with us and our affiliates. The agreement provides that Ms. Chen may resign at any time upon written notice, and we may terminate her appointment upon removal, disqualification, or failure to meet independence requirements.

The agreement also includes customary provisions limiting Ms. Chen’s liability (except in cases of misconduct, fraud, or knowing violations of law) and providing for broad indemnification and advancement of expenses in connection with claims arising from her service, subject to certain exceptions. The agreement is governed by the laws of the State of New York.

Employee Incentive Plan

We have no stock option or employee incentive plans.

D. Employees

As of December 31, 2025, we had approximately 13 employees in management, operation, product development and technology, and marketing functions.

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

The calculations in the table below are based on 4,041,580 Class A Common Shares and 7,695,000 Class B Common Shares issued and outstanding as of the date of this report.

	Number of Common Shares			Approximate percentage of outstanding Common	Approximate percentage of Voting
Directors and Executive Officers**:	Class A		Class B	Shares	power
Jiulong You(1)	380,000		—	3.25%	0.89%
Wencai Pan	—		—	—	—
Cuihang Yu	95,000	*	—	0.81%*	0.22%*
Xuesong Pang	—		—	—	—
Yinglu Qi	—		—	—	—
Lin Chen	—		—	—	—
Li Xia Du	—		1,695,000	14.49%	19.95%
Yunhao Chen	—		—	—	—
All directors, director nominees and executive officers as a group (8 persons)	475,000		1,695,000	18.55%	21.07%
Li Xia Du	—		1,695,000	14.49%	19.95%
Jin Yang Zhao(2)***	—		6,000,000	51.28%	70.62%
5% or greater beneficial owners as a group:	—		7,695,000	65.77%	90.57%

*	Less than 1% of our total outstanding shares.
**	The business address of our directors and executive officers is 600 837 West Hastings Street, Vancouver, BC V6C 2X1, Canada.
***	The address of Jin Yang Zhao is Room 1520, Sau Wai House, Sau Mau, Ping East, Kung Tong, Kowloon, Hong Kong, People’s Republic of China.
(1)	Mr. Jiulong You holds all of the equity interests in Kowloon Investment Holding Limited, a company established in the British Virgin Islands, which owns 380,000 of our Class A Common Shares.
(2)	Li Xia Du is the mother of Jin Yang Zhao
†	For each person included in this column, percentage of aggregate voting power represents voting power based on Class A and Class B Common Shares held by such person with respect to all outstanding shares of our Class A and Class B Common Shares as a single class. Each holder of our Class A Common Shares is entitled to one vote per share. Each holder of our Class B Common Shares is entitled to 5 votes per share. Our Class B Common Shares are convertible at any time by the holder into Class A Common Shares on a one-for-one basis, while Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

We record transactions with various related parties. Related party transactions for the years ended December 31, 2025, 2024 and 2023 are identified as follows:

Related Party transactions

(i)	During the year ended December 31, 2025, the Company repaid a shareholder loan of US$505,399 provided by Ms. Li Xia Du. During the years ended December 31, 2024 and 2023, advances in the aggregate amounts of US$244,064 and US$38,888, respectively, were made by Ms. Li Xia Du to support the Company’s working capital needs.

(ii)	During the year ended December 31, 2024, the Company repaid US$27,799 to Mr. Zhao, which amount was a loan advanced by Mr. Zhao prior to 2022 to support the Company’s working capital needs.

(iii)	Steel Magnolia Investment Ltd, the landlord under one of the Company’s operating leases, is owned by Ms. Du. During the years ended December 31, 2025, 2024 and 2023, the Company paid Steel Magnolia Investment Ltd, US$70,799, US$36,205 and US$30,587, respectively, in lease expenses.

(iv)

During the year ended December 31, 2025, the Company acquired land and buildings for US$1.3 million from Steel Magnolia Investment Ltd., a company owned by Ms. Du, to be used as a laboratory for research and development purposes. Steel Magnolia Investment Ltd. paid the Goods and Services Tax of US$46,466 (CAD$68,036) on behalf of the Company.

(v)	During the year ended December 31, 2024, Kowloon Investment Holding Limited, a company wholly-owned by Jiulong You, invested US$400,000 in consideration of 380,000 Class A common shares of the Company.

(vi)	During the year ended December 31, 2025, the Company entered into a consulting services agreement with VSH Services Inc. for approximately US$171,698 (CAD$240,000) to obtain capital markets and business consulting services.

(vii)	In September 2025, the Company entered into a secured bank loan agreement for a principal amount approximately US$1.0 million, or CAD1.4 million. The loan bears interest at a fixed rate of 4.77% per annum and is repayable in monthly. The loan has a two-year term and matures in September 2027, at which time all outstanding principal and accrued interest will become due. The loan is secured by the Company’s land and buildings, and is guaranteed by Li Xia Du, a director and substantial shareholder of the Company.

Due to related party balance

The Company’s balances due to related parties as of December 31, 2025, 2024 and 2023 were as follows:

	December 31, 2025	December 31, 2024	December 31, 2024
	US$	US$	US$
Steel Magnolia Investment Ltd	49,640	—	—
Yongsheng Zhao	—	—	30,243
Li Xia Du	29,185	518,763	310,941
	78,825	518,763	341,184

The amounts due to related parties as of December 31, 2025, 2024 and 2023 are unsecured, interest-free, and are due on demand.

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

Hong Kong Income Tax

Under the Hong Kong two-tiered profits tax rates regime, the first Hong Kong Dollars 2,000,000 of assessable profits of one of the Hong Kong subsidiaries of the Company, which is a qualifying corporation, is taxed at 8.25% and the remaining assessable profits at 16.5%. The profits of other group entities not entitled to the two-tiered profits tax rates regime will continue to be taxed at 16.5%.

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

Foreign currency risk

Our reporting currency is the U.S. dollar, while the operation of our main subsidiaries are in Canada and Hong Kong, and almost all of our sales are denominated in Canadian dollars and U.S. dollars. Our sales to New Zealand customers are also denominated in Canadian dollars. Our purchases from Chinese OEM factories are denominated in U.S. dollars. We are therefore exposed to foreign currency risk arising from transactions denominated in foreign currency. As of December 31, 2025 and 2024, most of our cash is located in Canada and the U.S. and denominated in either CAD or U.S. dollars. Based on the balances as at December 31, 2025, a 10% increase or decrease in the value of the U.S. dollars exchange rate against CAD on this date would result in a decrease or increase of approximately $101,634 or $124,219 USD (2024 – $26,371 or $32,231) in net assets.

Inflation Risk

Since our inception, inflation in Canada has not materially impacted our results of operations. According to Statistics Canada, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 3.9%, 2.4% and 2.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future. We may not be able to hedge our exposure to inflation in Canada and globally.

Interest rate risk

The Company’s objectives of interest rate risk management are to minimize financial costs and uncertainties associated with interest rate changes. While the Company currently does not have any borrowings subject to floating interest rates, its exposure to interest rate risk primarily relates to the potential changes in interest rates upon the renewal of its current bank loan, which will mature in 2027 and bears fixed interest of 4.77%.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the insufficient number of accounting and finance personnel with U.S.-GAAP experience.

As a result, the Company plans to hire addition personnel with experience in U.S. GAAP financial reporting and control procedures and develop remedial actions to strengthen its accounting and financial reporting functions.

Despite the material weakness reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2025 and based on our review of other applicable criteria, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended December 31, 2025, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting. The material weaknesses that have been identified relate to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

We intend to hire additional qualified personnel to strengthen our operations, and we are in the process of establishing relevant policies and procedures to further enhance our internal control framework. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC., our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2025	2024
Audit fees(1)	$200,000	$200,000
Tax fees(2)	—	$—
Total	$200,000	$200,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.
(2)	Tax fees relate to services performed regarding tax compliance.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Pinnacle Food Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinnacle Food Group Limited and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity(deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s net losses, negative cash flows from operations and accumulated deficit raised substantial doubt about its ability to continue as a going concern. The management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Denver, Colorado

April 30, 2026

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 and 2024
(US$, except share data, or otherwise noted)

	December 31, 2025	December 31, 2024
	US$	US$
Assets
Current Assets
Cash	942,820	685,796
Inventories	25,072	21,157
Accounts receivable (net of allowance for credit losses of US$245,753 and US$90,281 at December 31, 2025 and 2024, respectively)	4,151,808	2,954,649
Prepaid expenses	33,834	11,412
Loan receivable	—	216,800
Other receivables	168,020	13,598
Total current assets	5,321,554	3,903,412
Non-current assets
Property, plant and equipment, net	2,473,656	760,102
Right-of-use assets – operating leases	675,935	162,227
Intangible assets, net	1,732,360	256,811
Deposits	82,961	—
Deferred offering costs	—	522,112
Total assets	10,286,466	5,604,664

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	1,380,787	1,821,815
Accrued payroll liabilities	283,676	9,344
Income taxes payable	458,548	342,218
Due to related parties	78,825	518,763
Contract liabilities	14,592	93,947
Bank loan, current portion	22,188	—
Operating lease liabilities, current portion	173,494	55,673
Other payables	2,455	61,236
Promissory note	764	764
Total current liabilities	2,415,329	2,903,760
Non-current liabilities
Bank loan, non-current portion	999,149	—
Operating lease liabilities, non-current portion	510,655	106,235
Deferred tax liabilities	—	43,867
Total liabilities	3,925,133	3,053,862

Commitments and Contingencies
Subsidiary’s preferred shares subject to redemption	2,188,093	2,084,231

Stockholders’ equity
Class A common shares, par value $0.00005, 900,000,000 shares authorized; 4,041,580 and 2,205,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively;
Class B common shares, par value $0.00005, 100,000,000 shares authorized; 7,695,000 and 7,695,000 issued and outstanding as of December 31, 2025 and 2024, respectively;	587	495
Additional paid-in capital	5,226,841	(467,570)
Subscription receivable	(428)	(428)
Accumulated other comprehensive income	29,361	113,287
Retained earnings (deficit)	(1,083,121)	820,787
Total stockholders’ equity	4,173,240	466,571
Total liabilities, subsidiary’s preferred shares subject to redemption and stockholders’ equity	10,286,466	5,604,664

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(US$, except share data, or otherwise noted)

	For The Year Ended December 30, 2025	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$	US$
Revenues	3,413,062	3,289,862	2,100,819
Costs of revenues	2,107,101	1,734,344	818,346
Gross profit	1,305,961	1,555,518	1,282,473

Operating costs and expenses:
Selling expenses	613,265	65,117	2,243
General and administrative	2,442,669	820,565	226,974
Research and development expenses	171,972	55,001	4,381
Total operating costs and expenses	3,227,906	940,683	233,598

Profit (loss) from operations	(1,921,945)	614,835	1,048,875

Other income (expenses):
Other income (expenses)	116,437	(129,188)	86,568
Total other income (expenses)	116,437	(129,188)	86,568

Profit (loss) before provision for income taxes	(1,805,508)	485,647	1,135,443
Current income tax expense	143,557	255,772	113,886
Deferred income tax expense (recovery)	(45,157)	(56,267)	103,870
Net profit (loss)	(1,903,908)	286,142	917,687

Other comprehensive income (loss)
Currency translation adjustment	(83,926)	91,513	(45,953)
Total comprehensive income (loss)	(1,987,834)	377,655	871,734

Earnings (loss) per common share
Basic & diluted – Class A and Class B	(0.17)	0.03	0.11

Weighted average common shares outstanding
Basic & diluted – Class A and Class B	11,158,314	9,589,315	8,550,000

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(US$, except share data, or otherwise noted)

	Class A Common Stock	Class B Common Stock	Amount	Subscription receivable	Additional paid-in capital	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Total equity (deficit)
Balance as of December 31, 2022	855,000	7,695,000	428	(428)	(2,267,503)	67,727	(383,042)	(2,582,818)
Net profit	—	—	—	—	—	—	917,687	917,687
Currency translation adjustment	—	—	—	—	—	(45,953)	—	(45,953)
Balance as of December 31, 2023	855,000	7,695,000	428	(428)	(2,267,503)	21,774	534,645	(1,711,084)

Balance as of December 31, 2023	855,000	7,695,000	428	(428)	(2,267,503)	21,774	534,645	(1,711,084)
Issuance of common shares	1,350,000	—	67	—	1,799,933	—	—	1,800,000
Net profit	—	—	—	—	—	—	286,142	286,142
Currency translation adjustment	—	—	—	—	—	91,513	—	91,513
Balance as of December 31, 2024	2,205,000	7,695,000	495	(428)	(467,570)	113,287	820,787	466,571

Balance as of December 31, 2024	2,205,000	7,695,000	495	(428)	(467,570)	113,287	820,787	466,571
Issuance of common shares and warrants	1,800,000	—	90	—	7,566,247	—	—	7,566,337
Issuance of common shares for services	36,580	—	2	—	63,998	—	—	64,000
Offering costs	—	—	—	—	(1,935,834)	—	—	(1,935,834)
Net loss	—	—	—	—	—	—	(1,903,908)	(1,903,908)
Currency translation adjustment	—	—	—	—	—	(83,926)	—	(83,926)
Balance as of December 31, 2025	4,041,580	7,695,000	587	(428)	5,226,841	29,361	(1,083,121)	4,173,240

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2025	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$	US$
Cash Flows from Operating Activities:
Net (loss) profit	(1,903,908)	286,142	917,687
Adjustments for items not affecting cash:
Depreciation of property, plant and equipment	164,562	199,668	124,413
Amortization of intangible assets	140,460	143,308	17,524
Write-down of inventory	40,063	—	—
Impairment of property, plant and equipment	117,451	—	—
Share-based consulting services	42,667	—	—
Loss (gain) on termination of lease liabilities	—	—	(8,193)
Non-cash operating lease expense	103,301	63,691	27,179
Deferred income tax	(45,157)	(56,267)	103,870
Provision for current expected credit loss	150,814	94,835	—
Interest expenses	11,429	—	—
Changes in operating assets and liabilities
Accounts receivable	(1,213,243)	(1,346,044)	(1,913,882)
Inventories	(42,868)	39,583	(64,013)
Prepaid expenses	(509)	751	(13,194)
Loan receivable	216,800	(216,800)	—
Other receivables	(150,752)	(1,509)	(10,190)
Deposits	(82,764)	—	—
Accounts payable & accrued liabilities	(1,272,399)	685,659	819,603
Contract liabilities	(82,402)	89,161	(63,968)
Accrued payroll liabilities	272,982	2,482	2,449
Lease liabilities	(85,182)	(63,243)	(30,159)
Income tax payable	93,538	255,772	118,895
Other payables	(60,581)	27,158	34,330
Net cash (used in) provided from operating activities	(3,585,698)	204,347	62,351

Cash Flows from Investing Activities:
Purchase of intangible asset	(1,029,533)	(303,319)	—
Purchase of property, plant and equipment	(1,725,714)	(795,234)	(3,024)
Net cash used in investing activities	(2,755,247)	(1,098,553)	(3,024)

Cash Flows from Financing Activities:
Deferred offering costs incurred	(228,877)	(531,426)	—
Proceeds from bank loan, net	1,003,169	—	—
Repayment of bank loan	(17,263)	—	—
Net proceeds from share issuance	6,381,000	1,800,000	—
Net proceeds (repaid to) borrowed from related parties	(458,779)	216,265	38,888
Net cash provided by financing activities	6,679,250	1,484,839	38,888

Effect of exchange rate changes on cash	(81,281)	(26,205)	11,625
Net increase in cash	257,024	564,428	109,840
Cash, beginning of year	685,796	121,368	11,528
Cash, end of year	942,820	685,796	121,368

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	(11,429)	—	—
Income taxes paid	—	—	—

SUPPLEMENTAL NON-CASH TRANSACTION INFORMATION:
Underwriters’ warrants issued	366,337	—	—
Reclassification of deferred offering cost to additional paid-in capital (“APIC”)	760,303	—	—
Goods Sales Tax (“GST”) on purchased building	46,466	—	—
Shares issued for service	64,000	—	—
Right-of-use assets acquired in exchange for operating lease liabilities	607,424	—	253,500
Disposal of right-of-use assets	—	—	89,703
Purchase of property, plant and equipment	—	—	1,133,919

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Pinnacle Food Group Limited (“PGL” or “the Company”) was incorporated in the Cayman Islands on November 16, 2023. Its operating subsidiary, Pinnacle Food Inc. (“PFI”), was incorporated in Canada on November 3, 2015 and its operations consist of the sale of smart farming systems. PFI exited the ginseng business in 2023 with the goal to focus on smart farming business. PFAI Investment Limited (“PFAI”), a wholly owned subsidiary, was incorporated in Canada on February 2, 2024, and is principally engaged in investment holding activities. Pinnacle Food Agtech HK Limited (“PFA HK”) and Pinnacle Food Trading HK Limited (“PFT HK”), wholly owned subsidiaries, were incorporated in Hong Kong on May 27, 2025, and are principally engaged in research and development activities and the sale of smart farming systems, respectively. Dingfengzhipin Agri-Tech (Beijing) Co., Ltd (“Dingfengzhipin”), a wholly owned subsidiary, was incorporated in China on July 14, 2025, and is principally engaged in product research and development activities.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Pinnacle Food Group Limited (“PGL”)	Holding company	—	November 16, 2023	Cayman Islands
PFAI Investment Limited (“PFAI”)	Holding company	*100%	February 2, 2024	Canada
Pinnacle Food Inc. (“PFI”)	Sale of smart farming system	100%	November 3, 2015	Canada
Pinnacle Food Agtech HK Limited (“PFA HK”)	Research and development	100%	May 27, 2025	Hong Kong
Pinnacle Food Trading HK Limited (“PFT HK”)	Sale of smart farming system	100%	May 27, 2025	Hong Kong
Dingfengzhipin Agri-Tech (Beijing) Co., Ltd (“Dingfengzhipin”)	Product research and development	100%	July 14, 2025	People’s Republic of China

*	Two classes of shares, Class A common shares and Class B preferred shares, were issued and outstanding on the date of incorporation. The Company holds 100% of the Class A common shares of PFAI. Only Class A common shares have voting rights. The Company may pay dividends to the shareholders of Class A common shares and Class B preferred shares based on the discretion of the directors. On July 29, 2024, the holder of the Class B preferred shares transferred all of her Class B preferred share to PFAI in exchange for the same number of Class E preferred shares. On the same date, the Class B preferred shares were cancelled. The Class E preferred shareholders do not have voting or dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the shareholders of Class E preferred shares may only receive up to $2,999,000 of PFAI’s residual interest. Therefore, the Company, in substance controls 100% of PFAI, including its voting right and future earnings/loss. Refer to Note 13 for more details.

2. Summary of significant accounting policies

Basis of Presentation and Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated in consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions made by management include the determination of:

●	Allowance for current expected credit losses of accounts receivable;

●	Discount rates used in lease accounting;

●	Useful lives and residual value of property, plant and equipment and intangible assets; and

●	Fair value of Underwriters’ warrants issued.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

For the year ended December 31, 2025, the Company incurred a net loss of US$1.9 million and used net cash in operating activities of approximately US$3.6 million. As of December 31, 2025, the Company had an accumulated deficit of US$1.1 million. These conditions, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these consolidated financial statements are issued.

Management is pursuing plans to expand the Company’s customer base and generate additional revenues, while continuing to monitor and control operating expenses. The Company is also seeking to raise additional working capital through borrowings the banks and shareholders, as well as through equity financing, to support its operations. However, there can be no assurance that the Company will be able to obtain such financing on acceptable terms, or at all, or that these plans and arrangements, if implemented, will be sufficient to fund the Company’s capital expenditures, working capital needs, and other requirements, as they become due. After consideration of management’s plans, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. If the Company is unable to continue as a going concern, material adjustments to the consolidated financial statements could be required.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Foreign currency and foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“US$”). The functional currency of PFAI and PFI is the Canadian dollar (“CAD”), while the functional currency of PFA HK, PFT HK and Dingfengzhipin is the US$.

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

The following are the exchange rates that were used in translating the Company’s subsidiary’s financial statements in the consolidated financial statements:

	December 31, 2025	December 31, 2024
Year-end spot rate	US$1=CAD1.3706	US$1=CAD1.4389
Average rate	US$1=CAD1.3978	US$1=CAD1.3698

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currencies of the Company’s subsidiaries.

The Company does not currently use derivative financial instruments to mitigate its exposure to foreign currency risk, nor has it entered into foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

During the year ended December 31, 2025, the Company recognized a foreign exchange gain of US$96,452, primarily attributable to PFI, compared to a foreign exchange loss of US$142,083 for the year ended December 31, 2024. These amounts reflect the remeasurement of monetary assets and liabilities denominated in foreign currencies to the PFI’s CAD functional currency.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Interest rate risk

The Company’s interest rate risk management objective is to minimize financial costs and uncertainties associated with interest rate changes. The Company currently does not have any borrowing subject to floating interest rates. The Company’s exposure to interest rate risk primarily relates to the potential changes in interest rates upon the renewal of its current bank loan, which will mature in 2027 and bears fixed interest rate of 4.77%.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by management based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Company has sufficient cash to meet its operational needs. As of December 31, 2025, the Company had US$0.9 million of cash on hand, with current liabilities amounting to US$2.4 million. Historically, the Company has satisfied its liquidity requirements through equity issuances, bank borrowings, and advances from related parties. The Company’s ability to continue to meet its obligations is dependent, in part, on its ability to obtain additional financing, as further discussed in Going Concern.

Cash

Cash consists of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and loan receivable. As of December 31, 2025, all of the Company’s cash were held in major financial institutions located in Canada, Hong Kong and US (2024: in Canada and US).

During the year ended December 31, 2025, the Company’s top three customers, accounted for approximately 36%, 29% and 18% of the Company’s total revenue. During the year ended December 31, 2024, the top three customers accounted for approximately 37%, 31% and 26% of the total revenue. During the year ended December 31, 2023, top three customers accounted for approximately 53%, 16% and 12% of the total revenue. During the year ended December 31, 2025, the Company continued its strategic transition from primarily serving individual household (consumer) users to focusing on commercial and enterprise customers. Cost of sales mainly consisted of model purchase cost, amortization and depreciation, contractor fees and payroll expenses, and the Company’s top supplier accounted for 47% of its total purchases. During the year ended December 31, 2024, the Company’s top supplier accounted for 90% of its total purchases. During the year ended December 31, 2023, the Company’s top supplier accounted for 84% of its total purchases.

As of December 31, 2025, the Company’s three distributors accounted for 31% of the total gross balance of accounts receivable. As of December 31, 2024, the Company’s three distributors accounted for 99% of the total gross balance of accounts receivable. As of December 31, 2023, the Company’s three distributors accounted for 98% of the total gross balance of accounts receivable.

As of December 31, 2025, the top supplier accounted for 59% of the total balance of accounts payable. As of December 31, 2024, the top supplier accounted for 56% of the total balance of accounts payable. As of December 31, 2023, the top supplier accounted for 51% of the total balance of accounts payable.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Accounts receivable

The Company’s receivables are recorded when billed and represent amounts owed by third-party customers. The carrying value of the Company’s receivables, net of the allowance for current expected credit loss, represents their estimated net realizable value. The Company evaluates the allowance for current expected credit loss of accounts receivable on a loss rate method based on historical information adjusted for current conditions and future estimated economic performance. The Company offers standard credit term of 180 days to its distributor customers. For other non-distributor customers, the Company normally offers the credit term of 30 days to 60 days upon invoice submissions. As of the date the consolidated financial statements were issued, 38% of the accounts receivable at December 31, 2025 have been collected.

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

For the year ended December 31, 2025, a provision for current expected credit loss of US$150,814 was recognized (2024: US$94,835).

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

During the year ended December 31, 2025, the Company recorded an inventory write-down of US$40,063 (2024: nil), reflecting the obsolescence of certain inventories following a net realizable value assessment, in connection with the Company’s strategic business shift.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated on a declining balance and straight-line basis, after consideration of expected useful lives and estimated residual values. Land is not depreciated. The estimated annual deprecation rates of these assets are generally as follows:

Category	Depreciation method	Residual value rate	Useful lives
Furniture and equipment	Declining balance	0%	5 years
Office equipment	Declining balance	0%	5 years
Computers	Straight-line	0%	3 years
AI hardware	Straight-line	0%	3 years
Leasehold improvements	Straight-line	0%	Shorter of lease term or 5 years
Building	Declining balance	0%	25 years

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company compares the undiscounted expected future cash flows to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent the carrying amount of the asset or asset group exceeds the fair value. Fair values of long-lived assets are determined through various techniques, such as applying probability weighted, expected present value calculations to the estimated future cash flows using assumptions a market participant would utilize or through the use of a third-party independent appraiser or valuation specialist. During the year ended December 31, 2025, the Company recorded an impairment loss of long-lived assets of US$117,451 (2024: nil).

Intangible assets

The Company acquired or developed various intangible assets including smart farming applications, computer software, trademark and AI software. The Company capitalized qualifying internal-use software development costs, primarily related to its computer software and AI software. The development costs primarily consist of fees paid to third parties for services provided to develop the software during the application development stage. The Company ceases to capitalize such costs when the software is substantially complete and ready for its intended use. Capitalized costs are included in intangible assets, net on the consolidated balance sheets.

Intangible assets are stated at cost less accumulated amortization and impairment. The straight-line amortization method is used to compute amortization over the estimated useful lives of the assets, as follows:

Category	Residual value rate	Useful lives
Smart farming applications	0%	3 years
Computer software	0%	3 years
Trademark	0%	3 years
AI software	0%	3 years

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Research and development costs

Research and development costs are expensed as incurred and include expenditures for activities that involve a plan or design for producing new or significantly improved products and processes. For the year ended December 31, 2025, US$171,972 research and development costs were incurred (2024: US$55,001).

Deferred offering costs

Deferred offering costs consist of specific expenses directly attributable to the company’s initial public offering, including legal, accounting, printing, underwriter fees and filing fees. These costs are capitalized as incurred in accordance with the guidance under ASC 340-10-S99-1. On April 23, 2025, the Company completed its initial public offering of 1,800,000 Class A common shares, par value of US$0.00005 per share at a price of US$4.00 per share for aggregate gross proceeds of US$7,200,000. Offering costs, consisting primarily of underwriting discounts, legal, accounting, and other professional fees, totaled $1,935,834 and were recorded as a reduction to additional paid-in capital in accordance with ASC 340-10-S99-1.

Revenue recognition

During the three years ended December 31, 2025, the Company’s revenue was primarily generated from: i) sales of physical smart farming systems to distributors; (ii) sales of customized hydroponic planting container equipment; (iii) construction services of vertical farm projects; (iv) smart farming consulting services; (v) farming as a service (“FaaS services”); (vi) sale of ginseng products; and (vii) ginseng product consulting services.

The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. In evaluating the timing of the transfer of control of products to customers, the Company considers several control indicators, including significant risks and rewards of products, the Company’s right to payment, and the legal title of the products.

Sales of physical smart farming systems to distributors, contain one integrated performance obligation consisting of: i) supply of the smart farming system to a distributor and ii) supply of the materials required for the first six-month period FaaS services to be performed by the distributor. Based on the agreements signed with its distributors, the Company’s responsibility is to deliver each smart farming system and the materials required for the first six-month period of FaaS services as a package to the distributor. The distributor is responsible for providing the FaaS services to the end customer. After the package is delivered to the distributor, the Company’s performance obligation is considered fulfilled. Revenue for this integrated performance obligation is recognized at the point in time when the control of the smart farming package is transferred to the distributor.

There are no specific product warranty terms written in the sales agreements between the Company and the distributors. However, the Company and the distributors have orally agreed that the Company will provide a one-year replacement warranty for the smart-farming systems. For any defects and quality issues related to the smart farming system within the one-year period, we will replace the defective unit instead of repairing it. This one-year replacement is not a warranty separately purchased by the customers nor does it provide a service in addition to the assurance of the functionality of original products. The replacement warranty is therefore accounted for as a warranty based on ASC 460. The estimated warranty liability was immaterial as of December 31, 2025.

After the first six-month FaaS service period, a customer can choose to continue to purchase extended FaaS services at additional cost. The extended FaaS services will continue to be performed by the local distributor. The Company’s only performance obligation is to deliver the materials when ordered by the distributor. During the year ended December 31, 2025, no revenues were recognized from this revenue stream as there were no extended FaaS service transactions (2024: nil).

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Sales of customized hydroponic planting container equipment, generally comprises a single performance obligation: the delivery of customized hydroponic planting container equipment. The Company’s responsibility is to deliver the equipment to the locations designated by the customers. After the equipment is delivered, the Company’s performance obligation is considered fulfilled. Revenue for this performance obligation is recognized at the point in time when the control of the equipment is transferred to the user.

The transaction price for the performance obligation is clearly stated in the relevant agreement or service contract.

The sale agreements include specific product warranty terms, under which the Company provides a one-year replacement warranty for the hydroponic planting container equipment. For any defects and quality issues related to the hydroponic planting container equipment within the one-year period, we will replace the defective unit instead of repairing it. This one-year replacement is not a warranty separately purchased by the customers nor does it provides a service in addition to the assurance of the functionality of original products. The replacement warranty is therefore accounted for as a warranty based on ASC 460. The estimated warranty liability was immaterial as of December 31, 2025.

Construction services of vertical farm projects, generally contain two performance obligations: (i) construction services of the vertical farm projects; and (ii) the provision of FaaS services over a six-month period for individual customers and corporate customers. For the performance obligation related to the construction services, revenue is recognized over time using the cost-to-cost input method, based on costs incurred relative to total estimated costs. For the performance obligation related to FaaS services, revenue is recognized ratably over the service period.

The transaction price for each performance obligation is clearly stated in the relevant agreement or service contract. The pricing for the construction of the vertical farm projects varies based on the specific conditions and environment of the customer’s facility. The pricing for FaaS services is generally based on the standalone selling prices quoted for different tiers of service. As each performance obligation has its own clearly defined standalone selling price, no allocation of the total consideration is required. As of December 31, 2025, all performance obligations related to the construction of vertical farm projects have been completed, and the FaaS service obligations are expected to be satisfied within either 6 months or 12 months after the completion of the vertical farm projects.

Smart farming consulting services income, generally comprises a single performance obligation: the completion of a functional and customized smart agriculture project site. Each project includes various services, such as surveying, site clearing services, agricultural consulting and planning and design services. However, those services are one integrated performance obligation as those services are related to the vertical farm project, which provided at a package. Accordingly, these services are accounted for as one performance obligation. Revenue related to this performance obligation is recognized over time using the cost-to-cost input method, based on costs incurred relative to total estimated costs.

The transaction price for the performance obligation is clearly stated in the relevant agreement or service contract.

FaaS services, represents the provision of smart farming services over a six-month period for individual customers and corporate customers. For the performance obligation related to smart farming services, revenue is recognized ratably over the service period.

The transaction price for the performance obligation is clearly stated in the relevant agreement or service contract. The pricing for farming services is generally based on the standalone selling prices quoted for different tiers of service.

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

Ginseng product consulting services was a one-time project related to the Company’s provision of consulting services to a customer to assist the customer to identify, develop, package, and brand ginseng products. The services contained three stages or three performance obligations. Revenue for these consulting services was recognized over time when the customer verified and acknowledged that the services and objectives for each of the stages under the consulting service agreement were rendered and achieved by the Company. During the year ended December 31, 2023, the Company recognized revenue of US$0.22 million in relation to the consulting services. As of December 31, 2023, the entire project was completed by the Company and the customer acknowledged completion. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business. Since the disposition of the ginseng business does not represent a strategic shift to the Company, operations from the ginseng business are not as presented as discontinued operations on the consolidated financial statements.

A summary of the Company’s revenue disaggregated by major service lines are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
Smart farming
Recognized at point in time;	2,066,128	2,736,728	1,692,697
Recognized over time;
– Construction services	756,904	497,884	136,047
– Consulting services	400,630	—	—
– FaaS Services	189,400	55,250	9,207
Ginseng sales - recognized point in time	—	—	40,596
Ginseng product consulting services – recognized over time	—	—	222,272
Total	3,413,062	3,289,862	2,100,819

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

Annually, the Company performs an impairment analysis on ROU assets, and as of December 31, 2025, there was no impairment to ROU assets.

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

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The Company did not have any unrecognized tax benefits as of December 31, 2025 and 2024.

Earnings (loss) per share

Basic earnings (loss) per share of common stock is computed by dividing net income allocable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

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

Accordingly, management has concluded that the Company has one operating segment: the sale of smart farming systems, which consists of one reporting unit based on the financial information available and which operating results are regularly reviewed by the CODM. This segment encompasses a comprehensive range of offerings, including the sale of smart farming hardware units, construction services for smart farming systems and specialized consulting services. All the Company’s business activities for the year ended December 31, 2025 were conducted in Canada and Hong Kong (2024: in Canada). Segment profit and loss is determined on a basis that is consistent with how our Company reports operating profit and loss in its consolidated statements of operations. Because we operate only one segment, there are no intersegment transactions.

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

The Company’s financial instruments include cash, accounts receivable, loan receivable, deposits, accounts payable and accrued liabilities, accrued payroll liabilities, due to related parties, lease liabilities, promissory note, bank loan and other payables (excluding Goods and Services Tax and Provincial Sales Tax receivable). The carrying amounts of cash, accounts receivable, loan receivable, other receivables, deposits, accounts payable and accrued liabilities, accrued payroll liabilities, due to related parties, short-term lease liabilities, promissory note and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of the Company’s long-term lease liabilities and long-term bank loan would not differ significantly from fair value (based on Level 2 inputs) if recalculated based on current interest rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2025 and 2024.

Costs of sales

Costs of sales primarily consist of expenses related to the smart farming systems, the purchase of ginseng, construction costs, smart farming supplies, amortization and depreciation, write-down of inventory, freight expenses, and salary and benefits for employees involved in construction and providing FaaS services related to the smart farming systems.

Selling expenses

Selling expenses consist primarily of costs incurred to promote and sell the Company’s products and services. These expenses include advertising and marketing costs, and other costs directly related to selling activities.

General and administrative expenses

General and administrative expenses primarily consist of amortization and depreciation, asset impairment charges, office expenses, professional fees, lease expenses, repairs and maintenance, salary and benefits, provision for current expected credit losses, sundry costs, telephone, business fees and licenses, utilities and other expenses.

Other income (expenses)

Other income (expenses) primarily consists of exchange gain (loss), bank loan interest expenses and other miscellaneous income (expenses).

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Recently adopted accounting pronouncements

Effective January 1, 2025, the Company adopted ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis. Accordingly, the income tax disclosures for the year ended December 31, 2025 reflect the new disclosure requirements. Comparative disclosures for the year ended December 31, 2024 have not been recast and continue to be presented in accordance with the disclosure requirements in effect prior to adoption.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient to simplify the application of the current expected credit loss (CECL) model for current accounts receivable and contract assets arising from ASC 606 revenue transactions. Such practical expedient permits entities to assume that current economic conditions as of the balance sheet date will remain unchanged for the remaining life of these short-term assets, eliminating the need to develop and document forward-looking macroeconomic forecasts. For healthcare entities with significant patient accounts receivable, third-party payor contract assets, or government reimbursement receivables, this simplification reduces compliance costs and complexity while continuing to require consideration of historical loss experience and current conditions such as customer-specific financial distress or changes in credit policies. The guidance is effective for annual periods beginning after December 15, 2025, applied prospectively, and early adoption is permitted. The Company plans to adopt this practical expedient and will update its credit loss estimation policies and related disclosures accordingly

Management does not believe that any recently issued, but not yet effective, accounting standards, if adopted, would have a material effect on the Company’s consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Total Accounts receivable – third parties, gross	4,397,561	3,044,930
Less: allowance for current expected credit loss	(245,753)	(90,281)
Total	4,151,808	2,954,649

Movements of allowance for current expected credit loss is as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Balance as of beginning	90,281	—
Addition	183,971	90,281
Reversal	(28,499)	—
Write-off due to bad debt	—	—
Ending balance	245,753	90,281

4. Loan receivable

On August 1, 2024, the Company entered into a loan agreement with Ganghua Weijia Investment Limited (“Ganghua”), one of its key suppliers, in the principal amount of US$216,800. Under the terms of the agreement, Ganghua agreed that if it failed to repay the loan within five business days after the Company fully settled its outstanding accounts payable of US$316,800 to Ganghua, Ganghua would be required to pay interest on the unpaid loan balance at an annual rate of 8%, accruing from the date of receipt of the final payment on the accounts payable until the loan is repaid in full. The loan receivable balance was settled in March 2025, with no interest income recognized.

5. Other receivables

Other receivables consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Goods and Services Tax receivable	168,020	—
Others	—	13,598
Total	168,020	13,598

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Property, plant and equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Furniture and equipment	1,118,370	1,098,035
Office equipment	8,349	8,349
Computers	16,411	—
AI hardware	580,000	—
Land	962,272	—
Buildings	371,131	—
Leasehold improvement	19,706	19,706
Total	3,076,239	1,126,090
Less: Accumulated impairment charges	(131,500)	(14,049)
Less: Accumulated depreciation	(496,744)	(332,182)
Foreign currency translation adjustment	25,661	(19,757)
Property and equipment, net	2,473,656	760,102

Depreciation expenses are recorded in costs of sales and general and administrative expenses. The Company recorded depreciation expenses of US$164,562, US$199,668 and US$124,413 during the years ended December 31, 2025, 2024 and 2023, respectively. Specifically, US$154,110, US$196,575 and US$110,835 of the depreciation expenses were recorded in costs of sales for the years ended December 31, 2025, 2024 and 2023, respectively. US$10,452, US$3,093 and US$13,577 of the depreciation expenses were recorded in general and administrative expenses for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the AI hardware remains under development, no depreciation expenses have been recognized.

The land and buildings of US$1.3 million are pledged for the bank loan (Note 10).

During the year ended December 31, 2025, the Company recorded an impairment loss of long-lived assets of US$117,451 (2024 and 2023: nil), reflecting the discontinuation of certain long-lived assets in connection with the Company’s strategic business shift.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Smart farming applications	86,897	86,897
Trademark	4,355	4,355
AI software	1,606,000	—
Computer software	338,103	338,103
Total	2,035,355	429,355
Less: Accumulated amortization	(301,293)	(160,833)
Foreign currency translation adjustment	(1,702)	(11,711)
Intangible assets, net	1,732,360	256,811

As at December 31, 2025, the weighted-average life for each of the finite-lived intangible assets is approximately 2.4 years (2024: 1.9 years). The Company recorded amortization expenses of US$140,460, US$143,309 and US$17,524, which were included in costs of revenues and general and administrative expenses in the years ended December 31, 2025, 2024 and 2023, respectively. Specifically, US$139,038, US$141,880 and US$17,524 of the amortization expenses were recorded in costs of sales in the years ended December 31, 2025, 2024 and 2023, respectively. US$1,422, US$1,429 and nil of the amortization expenses was recorded in general and administrative expenses for the years ended December 31, 2025, 2024 and 2023, respectively.

The AI software is being developed under the supplemental technology development and hardware integration services cooperation agreement. As of December 31, 2025, the Company had remaining contractual payment obligations of US$1.45 million under this agreement. As of December 31, 2025, the AI software was recognized as an identifiable intangible asset under development and no amortization expense has been recognized. The estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below, which is based on the estimation that the AI software will be ready for use in May 2026:

Estimated amortization expenses
US$
2026	483,226
2027	535,357
2028	535,333
2029	178,444
2030	—

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Leases

As of December 31, 2025, the Company had three operating leases (2024: two). One lease has a term of 60 months with the vehicle lease expiring on July 22, 2030, one lease has a term of 36 months expiring on November 30, 2028, and one lease has a term of 60 months expiring on April 30, 2030. The vehicle lease includes an option to purchase the vehicle upon expiration of the lease term, while the operating lease for the office in Canada provides the Company with an option to renew under the same terms. The Company has not included these renewal options in the terms of its calculation of ROU assets or lease liabilities as it is not reasonably certain whether the Company will exercise these options. One of the leases is with a related party (refer to Note 17).

The right-of-use assets and corresponding liabilities related to the Company’s operating leases are as follow:

	December 31, 2025	December 31, 2024
	US$	US$
Operating lease right-of-use assets, net	675,935	162,227

Current maturities of operating lease liability	173,494	55,673
Operating lease liability, net of current maturities	510,655	106,235
Total	684,149	161,908

As of December 31, 2025 and 2024, maturities of lease liabilities for each of the following fiscal years ending December 31 and thereafter were as follows:

	December 31, 2025	December 31, 2024
	US$	US$
2025	—	73,416
2026	203,253	34,466
2027	203,253	34,466
2028 and beyond	345,015	68,933
Total minimum lease payment	751,521	211,281
Less: imputed interest	(67,372)	(49,373)
Total lease liabilities	684,149	161,908
Less: current portion	(173,494)	(55,673)
Non-current portion	510,655	106,235

Cash paid for amounts included in the measurement of lease liabilities:

	December 31, 2025	December 31, 2024	December 31, 2023
	US$	US$	US$
Operating cash outflows for operating leases	107,168	89,032	48,497

The weighted average remaining lease terms and weighted average discount rates for operating leases were as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Weighted average remaining lease terms	3.78 years	4.03 years
Weighted average discount rate	4.89%	13.42%

During the year ended December 31, 2025, US$76,649 (2024: US$36,205 and 2023: US$21,802) of lease expense was recognized in general and administrative expenses, US$48,639 (2024: US$55,001 and 2023: nil) was recognized in research and development expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Accounts payable	1,373,037	1,818,003
Accrued liabilities	7,750	3,812
Total	1,380,787	1,821,815

10. Bank loan

Bank loan, net consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Current	22,188	—
Non-current	999,149	—
Total	1,021,337	—

In September 2025, the Company entered into a secured bank loan agreement for a principal amount of approximately $1.0 million, or CAD$1.4 million. The loan bears interest at a fixed rate of 4.77% per annum and is repayable in monthly. The loan has a two-year term and matures in September 2027, at which time all outstanding principal and accrued interest will become due. The loan is secured by the Company’s land and buildings (Note 6), and is guaranteed by Li Xia Du, a director and substantial shareholder of the Company (Note 17). The loan agreement requires the Company to maintain a debt service coverage ratio of not less than 1.25:1, measured annually. As of December 31, 2025, the Company was in compliance with this covenant. The secured bank loan agreement also provides for a revolving demand facility of up to approximately $0.4 million, or CAD$0.5 million. The availability of the revolving demand facility is at the discretion of the bank and may be cancelled or restricted by the bank at any time. As of December 31, 2025, there was no outstanding balance under this facility.

The repayment schedule for the principal of bank loan for each of the next fiscal years is as follows:

US$
2026	22,188
2027	999,149
1,021,337

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Contract liabilities

The Company has recognized the following revenue-related contract liabilities:

	December 31, 2025	December 31, 2024
	US$	US$
Contract liabilities	14,592	93,947

The movement of contract liabilities for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	US$	US$
Balance as of beginning	93,947	9,865
Additions (cash received or amounts billed in advance)	107,000	144,866
Transferred to revenue during the year	(189,400)	(55,703)
Foreign currency translation adjustment	3,045	(5,081)
Ending balance	14,592	93,947

Contract liabilities represent payments received in advance of performance under the contract. During the year ended December 31, 2025, the Company recognized revenue of US$93,947 that was included in the beginning balance of the contract liability as of January 1, 2025.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes

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

Hong Kong

Under the Hong Kong two-tiered profits tax rates regime, the first Hong Kong Dollars 2,000,000 of assessable profits of one of the Hong Kong subsidiaries of the Company, which is a qualifying corporation, is taxed at 8.25% and the remaining assessable profits at 16.5%. The profits of other group entities not entitled to the two-tiered profits tax rates regime will continue to be taxed at 16.5%.

Components of income (loss) before income taxes

The components of income (loss) before income taxes were attributable to the following regions:

	December 31, 2025	December 31, 2024
	US$	US$
Cayman Islands	(1,480,161)	(266,511)
Canada	(986,054)	752,158
Hong Kong	672,926	—
Other jurisdictions	(12,219)	—
Total income (loss) before income taxes	(1,805,508)	485,647

Provision for (benefit from) income taxes consisted of the following:

	December 31, 2025	December 31, 2024
	US$	US$
Current
Cayman Islands	—	—
Canada	—	255,772
Hong Kong	143,557	—
Other jurisdictions	—	—
Total current	143,557	255,772

Deferred
Cayman Islands	—	—
Canada	(45,157)	(56,267)
Hong Kong	—	—
Other jurisdictions	—	—
Total deferred	(45,157)	(56,267)

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes (cont.)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company and its subsidiaries operate in several tax jurisdictions. Therefore, the income is subject to various rates of taxation. The income tax expense differed from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income is as follows:

December 31, 2024
US$
Income before income tax expenses	485,647
Cayman Islands statutory income tax rate	—%
Income tax calculated at statutory rate	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	255,772
Change in deferred income tax liabilities	(56,267)
Total income tax expense	199,505

During the year ended December 31, 2025, the Company adopted ASU 2023-09. As a result of the adoption, the effective income tax rate for the year ended December 31, 2025 from the Cayman Islands statutory income tax rates as follows:

	For the year ended December 31, 2025
	US$	%
Provision for income taxes at Cayman statutory rate	—	0.00%
State and local income taxes, net of federal benefit	—	0.00%
Foreign tax effects:
U.S.
Effect of rates different than statutory	—	0.00%

Canada
Effect of rates different than statutory	(45,157)	2.50%

Hong Kong
Effect of rates different than statutory	143,557	(7.95)%
	98,400	(5.45)%

The Company paid no income taxes and received no income tax refunds during the year ended December 31, 2025. Accordingly, there were no income taxes paid to be disaggregated by federal/national, state, foreign, or individual jurisdictions under ASU 2023-09.

The Company’s deferred tax assets and liabilities are as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Deferred income tax assets (liabilities)
Allowance for current expected credit loss	12,954	24,375
Inventory write-down	11,032	—
Contract liabilities	3,940	—
Non-capital losses available for future period	449,174	—
Property, plant and equipment and intangible assets	(278,290)	(68,242)
Total deferred income tax assets (liabilities)	198,810	(43,867)
Valuation allowance	(198,810)	—
Net deferred income tax liabilities	—	(43,867)

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Income Taxes (cont.)

As at December 31, 2025, the Company had US$1,631,239 of non-capital losses in Canada that may be carried forward to reduce taxable income derived in future years (2024: nil). These losses will begin to expire in 2045 if not utilized.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2025 and 2024, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

The Company files income tax returns in Canada, Hong Kong and China. The tax years that remain subject to examination are generally the years ended December 31, 2022 through December 31, 2025.

13. Stockholders’ Equity

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

Initial Public Offering

On April 23, 2025, the Company completed its initial public offering of 1,800,000 Class A Common Shares, at a price of US$4.00 per share for aggregate gross proceeds of US$7,200,000, before deducting underwriting discounts, commissions, and offering expenses. The total share issuance cost incurred was US$1,935,834.

Shares Issued for Service

On September 1, 2025, the Company entered into a consulting agreement with TJCM Asset Management LLC (“TJCM”), pursuant to which the Company agreed to issue 128,000 Class A common shares as consideration for consulting services to be provided by TJCM. The number of shares to be issued was determined pursuant to the terms of the consulting agreement and does not represent the fair value of the shares.

During the year ended December 31, 2025, the Company issued 36,580 Class A common shares to TJCM. The fair value of the shares issued was approximately US$0.05 million. For the year ended December 31, 2025, the Company recognized approximately US$0.03 million as share-based service expense in connection with the consulting services provided by TJCM. The remaining fair value of approximately US$0.02 million was recorded as prepaid expense and will be recognized as expense over the remaining service period.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stockholders’ Equity (cont.)

Class B Common Shares

The Company is authorized to issue 100,000,000 Class B common shares, par value US$0.00005 per share, and 7,695,000 shares were issued and outstanding as of December 31, 2025 and 2024, respectively. No additional shares were issued during the year ended December 31, 2025 and 2024.

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

Underwriters’ Warrants

On April 21, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC as the representative of the underwriters (the “Representative”), relating to the Company’s initial public offering of 1,800,000 Class A Common Shares. Concurrently with entry into the Underwriting Agreement, the Company issued warrants to the Representative to subscribe for and purchase, in whole or in part, up to 124,200 Class A Common Shares, each with an exercise price of $5.00 per share (the “Underwriters’ Warrants”). The Underwriters’ Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing 180 days and expiring 60 months after the commencement of sales of the offering.

The issuance of these warrants represented additional compensation to the underwriters for services rendered in connection with the IPO.

The Company performs an assessment of Underwriters’ Warrants upon issuance to determine their proper classification in the financial statements based on the warrant’s specific terms, in accordance with the authoritative guidance provided in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480 – Distinguishing Liabilities from Equity, and ASC 815 – Derivatives and Hedging. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480 and whether they meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require cash settlement of the warrants.

The Company has concluded that the Underwriters’ Warrants should be classified as equity. Accordingly, the Underwriters’ Warrants were recorded within shareholders’ equity in additional paid-in capital (“APIC”). However, as the warrants are incremental and directly attributable to the IPO, the Company recorded the fair value of the Underwriters’ Warrants as an equity issuance cost as a reduction of APIC. As the result, no net impact to total APIC.

During the year ended December 31, 2025, the Company recognized the fair value of the Underwriters’ Warrants of approximately US$366,337. The fair value was determined at the grant date using the Black-Scholes option pricing model, based on the following assumptions: a risk-free rate of 2.79%, an expected life of five years, annualized volatility of 102.49%, and a dividend yield of nil.

A summary of the Underwriters’ Warrants’ movement schedule is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
		US$	Years	US$
Outstanding – December 31, 2024	—	—	—	—
Granted	124,200	5.00	4.31	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding and exercisable – December 31, 2025	124,200	5.00	4.31	—

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. PFAI Preferred Shares

On February 20, 2024, PFAI issued 2,999,000 Class B preferred shares to PFI’s original sole shareholder, Li Xia Du, as part of the share transfer for the reorganization.

The Class B preferred shares do not have voting rights and are redeemable only at the option of the Company at CAD$1.00 per share with the total redemption amount up to CAD$2,999,000 (US$2,084,231). The Class B preferred shares have dividend rights which the shareholder may receive annual non-cumulative dividends based on the discretion of the board or directors. In the event of the liquidation, dissolution or winding-up of PFAI, the Class B preferred shares can only receive up to CAD$2,999,000 redemption amount plus any declared and unpaid dividends, should PFAI still have residual net assets.

Since Li Xia Du, as the majority shareholder of the Company, controls majority of the voting rights of the Company, the Class B preferred shares of PFAI is deemed redeemable at the option of the Li Xia Du and classification in the temporary equity is required in accordance with ASC480-10-S99.7. The Company recognized the corresponding debit entry of the temporary equity by deducting the additional paid-in-capital since the issuance of the redeemable Class B preferred shares is deemed a distribution of shareholder’s equity to the shareholder. The redeemable Class B preferred shares were initially measured at the fair value of CAD$2,999,000. Since the redeemable temporary equity has already been recognized at the maximum redemption amount of CAD$2,999,000 (refer to the paragraphs below for maximum redemption amount of the preferred shares) on initial recognition date, no further adjustment is required in the subsequent periods.

On July 29, 2024, Lisa Du transferred all her 2,999,000 Class B preferred shares back to PFAI in exchange for 2,999,000 Class E preferred shares.

The Class E preferred shares are redeemable at the option of the Company at CAD$1.00 per share with the total redemption amount up to CAD$2,999,000. The class E preferred shares do not have voting rights or dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the shareholders of Class E preferred shares can only receive up to a maximum of CAD$2,999,000 of PFAI’s residual interest, should PFAI still have residual net assets at such time. The Class E preferred shares are essentially a replacement of the Class B preferred shares. Therefore, the accounting for the Class E preferred shares is the same as the accounting for the Class B preferred shares.

There are no conversion/exchange features associated with the Class E preferred shares. Accordingly, the Class E preferred shares cannot be converted to or exchanged for PFAI’s Class A common shares under any circumstances.

15. Earnings per Share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Numerator:
Net (loss) profit attributable to Class A and B common shareholders – basic and diluted	(1,903,908)	286,142

Denominator:
Weighted average number of shares of Class A and B common shares outstanding – basic and diluted	11,158,314	9,589,315
(Loss) Profit per share attributable to Class A and B common shareholders – basic and diluted	(0.17)	0.03

Basic (loss) profit per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the inclusion of potentially dilutive securities would be anti-dilutive due to the net loss incurred.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Commitments and Contingencies

Other commitments

Other than the intangible assets (Note 7), operating leases (Note 8), bank loan (Note 10) and redeemable preferred shares (Note 13), the Company did not have any other significant commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

Contingencies

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. As of December 31, 2025 and 2024, the Company was not a party to any material legal or administrative proceedings.

17. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jiulong You	CEO of the Company’s significant operating subsidiary, Pinnacle Food Inc.
Li Xia Du	Chairman, Director, and substantial stockholder
Jing Yang Zhao	Daughter of Li Xia Du, substantial stockholder
Xuesong Pang	Director and Chief Data Officer
Wencai Pan	Chief Financial Officer
Bing Zhao	Husband of Li Xia Du
Yongsheng Zhao	Father of Bing Zhao
Steel Magnolia Investment Ltd	A company wholly-owned by Li Xia Du
Kowloon Investment Holding Limited	A company wholly-owned by Jiulong You
VSH Services Inc.	The Company’s controlling person, Bing Zhao, is the husband of Li Xia Du.

Related Party transactions

The Company had the following related party transactions:

(i)	During the year ended December 31, 2025, the Company repaid a shareholder loan of US$505,399 provided by Ms. Li Xia Du. During the years ended December 31, 2024 and 2023, advances in the aggregate amounts of US$244,064 and US$38,888, respectively, were made by Ms. Li Xia Du to support the Company’s working capital needs.

(ii)	During the year ended December 31, 2024, the Company repaid Mr. Zhao US$27,799, which was a loan advanced by Mr. Zhao prior to 2022 to support the Company’s working capital needs.

(iii)	Steel Magnolia Investment Ltd, the landlord under one of the Company’s operating leases, is owned by Ms. Du. During the years ended December 31, 2025, 2024 and 2023, the Company paid Steel Magnolia Investment Ltd, US$70,799, US$36,205 and US$30,587, respectively, in lease expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Related Party Transactions and Balances (cont.)

(iv)

During the year ended December 31, 2025, the Company acquired land and buildings for US$1.3 million from Steel Magnolia Investment Ltd., a company owned by Ms. Du, to be used as a laboratory for research and development purposes. Steel Magnolia Investment Ltd. paid the Goods and Services Tax of US$46,466 (CAD$68,036) on behalf of the Company.

(v)	During the year ended December 31, 2024, Kowloon Investment Holding Limited invested US$400,000 to purchase 380,000 Class A Common Shares of the Company.

(vi)	During the year ended December 31, 2025, the Company entered into a consulting services agreement with VSH Services Inc. for approximately US$171,698 (CAD$240,000) to obtain capital markets and business consulting services.

(vii)	In September 2025, the Company entered into a secured bank loan agreement for a principal amount approximately US$1.0 million, or CAD1.4 million. The loan bears interest at a fixed rate of 4.77% per annum and is repayable in monthly. The loan has a two-year term and matures in September 2027, at which time all outstanding principal and accrued interest will become due. The loan is secured by the Company’s land and buildings, and is guaranteed by Li Xia Du, a director and substantial shareholder of the Company.

Due to related party balance

The Company’s balances due to related parties as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Steel Magnolia Investment Ltd	49,640	—
Li Xia Du	29,185	518,763
Total	78,825	518,763

The amounts due to related parties as of December 31, 2025 and 2024 are unsecured, interest-free, and are due on demand.

18. Segment Information

Geographic Revenue

Revenues by geographic area are as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Canada	2,412,835	2,061,215
New Zealand	1,000,227	1,228,647
Total	3,413,062	3,289,862

Assets Information

	December 31, 2025	December 31, 2024
	US$	US$
Canada	7,961,265	5,604,664
Hong Kong	2,325,201	—
Total	10,286,466	5,604,664

19. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the consolidated financial statements were available to issue, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
2.1	Registrant’s Specimen Certificate for Class A Common Shares (incorporated by reference to Exhibit 4.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Form 20-F (File No. 001-42586), filed with the SEC on July 15, 2025).
4.1	Independent Director Agreement between the Registrant and Yunhao Chen dated August 21, 2024 (incorporated by reference to Exhibit 10.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.2	Commercial Lease Agreement between the Registrant and Steel Magnolia Investment Ltd. dated March 1, 2021 (incorporated by reference to Exhibit 10.2 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.3	Employment Contract between the Registrant and Bing Zhao dated January 1, 2022 (incorporated by reference to Exhibit 10.3 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.4	English translation of Technical Development and Hardware Integration Service Cooperation Agreement among the Pinnacle Food Inc., Ganghua Weijia Investment Limited and Shanghai E-shine Tel Limited dated March 15, 2023 (incorporated by reference to Exhibit 10.4 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.4.1*#	Supplementary Agreement on Technology Development and Hardware Integration Service Cooperation among the Pinnacle Food Inc., Ganghua Weijia Investment Limited and Shanghai E-shine Tel Limited dated July 02, 2025
4.5	English translation of Design, Mold and Patent Commission Agreement between the Registrant and Shenzhen Banjia Technology Company dated April 30, 2023 (incorporated by reference to Exhibit 10.5 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.6	Distributor Agreement between the Registrant and Billions Trading Company Limited dated November 21, 2023 (incorporated by reference to Exhibit 10.6 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.6.1	Supplementary Agreement (I) to Distributor Agreement between the Registrant and Billions Trading Company Limited dated March 16, 2024 (incorporated by reference to Exhibit 10.6.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.7	Commercial Lease Agreement between the Registrant and Steel Magnolia Investment Ltd. dated January 1, 2024 (incorporated by reference to Exhibit 10.7 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.8	Distributor Agreement between the Registrant and Green Planet Agriculture Ltd. dated October 16, 2023 (incorporated by reference to Exhibit 10.8 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.9	Distributor Agreement between the Registrant and Urban Farms Technology Ltd. dated November 10, 2023 (incorporated by reference to Exhibit 10.9 the Amendment No. 2 to registration statement on Form -1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.10	Form of Contract between Pinnacle Food Inc. and Banjia (Shenzhen) Technology Ltd/Seonwo Technology (Hong Kong) Group Limited (incorporated by reference to Exhibit 10.10 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.11	Employment Contract between Pinnacle Food Inc. and Jiulong You dated April 1, 2022 (incorporated by reference to Exhibit 10.11 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.12	Executive Employment Agreement between the Registrant and Wencai Pan dated February 20, 2025 (incorporated by reference to Exhibit 10.12 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).

4.13	Employment Contract between Pinnacle Food Inc. and Lixia Du dated January 1, 2024 (incorporated by reference to Exhibit 10.13 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.14	Employment Contract between Pinnacle Food Inc. and Cuihang Yu dated January 1, 2022 (incorporated by reference to Exhibit 10.14 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.15	Employment Contract between Pinnacle Food Inc. and Xuesong Pang dated January 1, 2024 (incorporated by reference to Exhibit 10.15 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.16	Employment Contract between Pinnacle Food Inc. and Xuesong Pang dated January 1, 2024 (incorporated by reference to Exhibit 10.16 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
4.17*#	Joint Collaboration and R&D Agreement between Pinnacle Food AgTech HK Limited and Bioboost Synbio Consulting Inc. dated January 20, 2026.
4.18*#	Agreement of Purchase and Sale between Steel Magnolia Investment Ltd. and Pinnacle Food Inc. dated August 8, 2025.
4.19*#	Commercial Lease Agreement between Steel Magnolia Investment Ltd. And Pinnacle Food Inc. Dated April 30, 2025.
4.20*	Form of Executive Employment Agreement
4.21*	Form of Independent Director Agreement
8.1*	Principal Subsidiaries of the Registrant.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Form 20-F (File No. 001-42586), filed with the SEC on July 15, 2025).
11.2	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Amendment No. 2 to registration statement on Form F-1 (File No. 333-28536), filed with the SEC on March 26, 2025).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback policy (incorporated by reference to Exhibit 97.1 to the Form 20-F (File No. 001-42586), filed with the SEC on July 15, 2025).
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Pinnacle Food Group Limited

	By:	/s/ Jiulong You
		Name:	Jiulong You
		Title:	Chief Executive Officer
Date: April 30, 2026